As filed with the Securities and Exchange Commission on September 8, 2023
REGISTRATION NOS. 333-      and 333-      -01

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SF-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PUBLIC SERVICE COMPANY OF NEW MEXICO (Exact name of registrant, sponsor and depositor as specified in its charter)	PNM ENERGY TRANSITION BOND COMPANY I, LLC (Exact name of registrant and issuing entity as specified in its charter)
New Mexico (State or other jurisdiction of incorporation or organization)	Delaware (State or other jurisdiction of incorporation or organization)
001-06986 (Commission File Number)
0000081023 (Central Index Key Number)	0001992267 (Central Index Key Number)
85-0019030 (I.R.S. Employer Identification Number)	93-3095291 (I.R.S. Employer Identification Number)
414 Silver Avenue SW Albuquerque, New Mexico 87102 (505) 241-2700 (Address, including zip code, and telephone number, including area code, of depositor’s principal executive offices)
c/o Public Service Company of New Mexico
414 Silver Avenue SW
Albuquerque, New Mexico 87102
(505) 241-2700
(Address, including zip code, and telephone number, including area code, of issuing entity’s principal executive offices)

Patrick V. Apodaca, Esq.
Senior Vice President, General Counsel and Secretary
Public Service Company of New Mexico
414 Silver Avenue SW
Albuquerque, New Mexico 87102
(505) 241-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:
Leonard D. Sanchez, Esq. Associate General Counsel PNM Resources, Inc. 414 Silver Avenue SW Albuquerque, New Mexico 87102 (505) 241-2700	R. Mason Bayler, Jr., Esq. Eric A. Koontz, Esq. Troutman Pepper Hamilton Sanders LLP 600 Peachtree Street, NE, Suite 3000 Atlanta, GA 30308 (404) 885-3309	Michael F. Fitzpatrick, Jr., Esq. Adam R. O’Brian, Esq. Hunton Andrews Kurth LLP 200 Park Avenue New York , NY 10166 (212) 309-1071

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2023
PRELIMINARY PROSPECTUS
$      Senior Secured Energy Transition Bonds, Series A
Public Service Company of New Mexico
Sponsor, Depositor and Initial Servicer
Central Index Key Number: 000081023
PNM Energy Transition Bond Company I, LLC
Issuing Entity
Central Index Key Number: 0001992267
Tranche	Expected Weighted Average Life (Years)*	Principal Amount Offered*	Scheduled Final Payment Date	Final Maturity Date	Interest Rate	Initial Price to Public	Underwriting Discounts and Commissions	Proceeds to Issuing Entity (Before Expenses)
		$			%	%	%	$
The total price to the public is $      . The total amount of the underwriting discounts and commissions is $      . The total amount of proceeds to PNM Energy Transition Bond Company I, LLC before deduction of expenses (estimated to be $      ) is $      . The distribution frequency is semi-annually. The first scheduled payment date is            , 2024.
Investing in the Series A Bonds involves risks. See “Risk Factors” beginning on page 19 to read about factors you should consider before buying the Series A Bonds.
Public Service Company of New Mexico, or PNM, as depositor, is offering $      of the Senior Secured Energy Transition Bonds, Series A, referred to herein as the Series A Bonds, or the bonds, in        tranches to be issued by PNM Energy Transition Bond Company I, LLC, as the issuing entity. PNM is also the seller, initial servicer and sponsor with regard to the bonds. The Series A Bonds will be issued pursuant to Sections 62-18-1 through 62-18-23 of the New Mexico Statutes Annotated, or the Energy Transition Act, and an irrevocable financing order, or Financing Order, issued by the New Mexico Public Regulation Commission, or NMPRC, on April 1, 2020. The Series A Bonds are senior secured obligations of the issuing entity supported by energy transition property, which consists of the right to impose, charge, collect and receive non-bypassable charges, known as energy transition charges, paid by all retail electric customers that receive electric delivery service from PNM under NMPRC-approved rate schedules or special contracts, and customers that acquire electricity from an alternative or subsequent electricity supplier in PNM’s utility service area. These energy transition charges pay principal, interest and expenses of the Series A Bonds and upon the issuance of the bonds may not be reduced, altered or impaired except as adjusted pursuant to the true-up adjustment mechanism described herein. The Energy Transition Act and the Financing Order include the right to a mandatory true-up adjustment for making any adjustments that are necessary to correct for any overcollection or undercollection of energy transition charges and to provide for timely payment of scheduled principal of and interest on the bonds and other financing costs. The primary forms of credit enhancement for the bonds will be provided by the true-up adjustment mechanism and the accounts held under the indenture for the Series A Bonds.
Each of the bonds will be entitled to interest on                 and                 of each year, beginning on            , 2024. Interest will accrue from the date of issuance. The first scheduled payment date is            , 2024. On each payment date, scheduled principal payments will be paid sequentially in accordance with the expected amortization schedule in this prospectus, but only to the extent funds are available in the collection account after payment of certain fees and expenses and after the payment of interest. Principal is due for each tranche of the bonds on the final maturity date for such tranche.
The Series A Bonds represent obligations only of the issuing entity, PNM Energy Transition Bond Company I, LLC, and do not represent obligations of the sponsor or any of its affiliates other than the issuing entity. The Series A Bonds are not a debt or general obligation of the NMPRC, the State of New Mexico or any of its counties, municipalities or other political subdivisions. The Series A Bonds are secured by the collateral, consisting principally of the energy transition property acquired pursuant to the sale agreement and funds on deposit in the collection account for the Series A Bonds and related subaccounts. Please read “Security for the Series A Bonds” in this prospectus.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The underwriters expect to deliver the Series A Bonds through the book-entry facilities of The Depository Trust Company for the accounts of its participants, including Clearstream Banking, S.A. and Euroclear Bank SA/NV, as operator of the Euroclear System, against payment in immediately available funds on or about            , 2023.
Joint Book-Running Managers
RBC Capital Markets  Citigroup
Co-Managers
The date of this prospectus is            , 2023

i

ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement filed with the Securities and Exchange Commission, or SEC. This prospectus provides you with information about the issuing entity, the Series A Bonds and Public Service Company of New Mexico, or PNM, the depositor, sponsor and initial servicer. This prospectus describes the terms of the Series A Bonds being offered hereby. You should carefully review this prospectus, any free writing prospectus the issuing entity files with the SEC, and the information, if any, contained in the documents referenced in this prospectus under the heading “Where You Can Find More Information.”
References in this prospectus to the term we, us or the issuing entity mean PNM Energy Transition Bond Company I, LLC, the entity which will issue the Series A Bonds. References to the Series A Bonds or the bonds, unless the context otherwise requires, means the energy transition bonds offered pursuant to this prospectus. References to PNM, the seller, the depositor or the sponsor refer to Public Service Company of New Mexico. References to the servicer are to PNM, and any successor servicer under the servicing agreement described in this prospectus. References to the administrator mean PNM, or any successor or assignee under the administration agreement described in this prospectus. References to the NMPRC are to the New Mexico Public Regulation Commission. References to the Energy Transition Act are to Sections 62-18-1 through 62-18-23 of the New Mexico Statutes Annotated. Unless the context otherwise requires, the term customer means each customer that obtains electric delivery service from PNM under NMPRC-approved rate schedules or special contracts, and each customer who acquires electricity from an alternative or subsequent electricity supplier in PNM’s utility service area, to the extent that such acquisition is permitted by New Mexico law. References to the Financing Order are to the irrevocable financing order issued by the NMPRC on April 1, 2020. You can find a glossary of some of the other defined terms used in this prospectus on page 136 of this prospectus.
This prospectus includes cross-references to other sections in this prospectus to allow you to find further related discussions. You can also find key topics in the table of contents on the preceding pages. Check the table of contents to locate these sections.
You should rely only on the information contained or incorporated by reference in this prospectus and in any free writing prospectus from the issuing entity or the underwriters specifying the terms of this offering. Neither the issuing entity nor any underwriter, agent, dealer, salesperson or PNM has authorized anyone else to provide you with any different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Series A Bonds are not being offered in any jurisdiction where the offer or sale is not permitted. The information in this prospectus and any free writing prospectus is current only as of the date of this prospectus.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes forward-looking statements, including regarding expectations, estimates and projections about the electric usage and demand of customers, number of customers, PNM’s ability to service the energy transition property and collect the energy transition charges, the issuing entity’s ability to pay back the Series A Bonds, and the NMPRC’s adherence to the New Mexico state pledge to protect the rights of bondholders. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events of performance (often, but not always, through the use of words or phrases such as “will,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “believe,” “could,” “should,” “estimated,” “may,” “plan,” “potential,” “projection,” “target,” “outlook,” “is designed to,” or “intended”) are not statements of historical facts and may be forward-looking. Forward-looking statements involve estimates, assumptions and uncertainties. Accordingly, any such statements are qualified in their entirety by reference to important factors included in “Risk Factors” (in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements) that could have a significant impact on financial results, and could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of us or PNM, in this prospectus, in presentations, on websites, in response to questions or otherwise.

The following are some factors, among others, that could cause actual results to differ materially from those expressed or implied by forward-looking statements in this prospectus:
•
state, federal and foreign legislative, judicial and regulatory actions or developments, including deregulation, re-regulation and restructuring of the electric utility industry, and changes in, or changes in application of, laws or regulations applicable to other aspects of PNM’s business;

•
uncertainty related to the potential for regulatory orders, legislation or rulemakings that provide for municipalization of utility assets or public ownership of utility assets, including generation resources;

•
the impacts on the electricity usage of customers due to performance of state, regional, and national economies, energy efficiency measures, weather, seasonality, alternative sources of power, advances in technology, and other changes in supply and demand;

•
the performance of generating units, transmission systems and distribution systems, which could be negatively affected by operational issues, fuel quality and supply chain issues (disruptions), unplanned outages, extreme weather conditions, wildfires, terrorism, cybersecurity breaches, and other catastrophic events, including the impacts of COVID-19;

•
the accuracy of the servicer’s forecast of energy usage, demand and number of customers;

•
the accuracy of the servicer’s estimates of customer payment patterns, including the rate of delinquencies and any collections curves;

•
direct or indirect results of cyberattacks, security breaches or other attempts to disrupt PNM’s business;

•
acts of war or terrorism, global instability, pandemics or other catastrophic events affecting electric customer energy usage or demand or the number of customers in the service territory;

•
actions of nationally recognized statistical rating organizations, including downgrading the ratings of the Series A Bonds; and

•
other factors discussed in this prospectus and any of our subsequent SEC filings.

You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date on which such statement is made, and, except to the extent required by law, the depositor does not undertake any obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date on which such statement is made. New factors emerge from time to time and it is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

PROSPECTUS SUMMARY
The following section is only a summary of selected information and does not provide you with all the information you will need to make your investment decision. There is more detailed information in this prospectus. To understand all of the terms of the offering of the Series A Bonds, carefully read this entire prospectus. You should carefully consider the matters discussed under “Risk Factors” beginning on page 19 of this prospectus before you invest in the Series A Bonds.
Securities Offered:
$      Senior Secured Energy Transition Bonds, Series A (collectively, the Series A Bonds), scheduled to pay principal semi-annually and sequentially in accordance with the expected amortization schedule described in this prospectus.
Tranche	Principal Amount
$
Issuing Entity and Capital Structure:
PNM Energy Transition Bond Company I, LLC, a special purpose subsidiary of PNM, is organized as a Delaware limited liability company. PNM is our sole member and owns all of our equity interests. The issuing entity has no commercial operations. The issuing entity was formed for the limited purpose of purchasing, owning and administering energy transition property, issuing energy transition bonds from time to time (including the Series A Bonds) and performing activities incidental thereto. These are the first energy transition bonds which the issuing entity has issued. The issuing entity may issue additional energy transition bonds under a separate indenture, but only as authorized under a new and separate financing order of the NMPRC and subject to satisfaction of the rating agency condition (defined below).
The issuing entity will be capitalized with an upfront cash deposit by PNM of 0.50% of the total capitalization of the issuing entity (to be held in the capital subaccount described herein), with the Series A Bonds representing the remaining 99.5% of the total capitalization of the issuing entity. The issuing entity also will have an excess funds subaccount to retain, until the next payment date, any amounts collected and remaining after all scheduled payments due on a payment date for the Series A Bonds have been made.
Issuing Entity’s Address and Telephone Number:
414 Silver Avenue SW
Albuquerque, New Mexico 87102
(505) 241-2700
The Depositor, Sponsor, Seller and initial Servicer:
PNM is a public utility that was organized under the laws of the State of New Mexico on May 9, 1917. PNM is an electric utility that provides electric generation, transmission and distribution services to its rate-regulated customers. PNM’s retail electric service territory covers a large area of north-central New Mexico, including the cities of Albuquerque, Rio Rancho and Santa Fe, and certain areas of southern New Mexico. As of December 31, 2022, PNM had 545,783 retail electric customers. Service to retail electric customers is subject to the jurisdiction of the New Mexico Public Regulation Commission (NMPRC).
PNM is a wholly-owned subsidiary of PNM Resources, Inc. (PNMR). PNMR has entered into a merger agreement with

Avangrid, Inc. pursuant to which PNMR would become a wholly-owned subsidiary of Avangrid, Inc. See “Public Service Company of New Mexico — The Depositor, Sponsor, Seller and Servicer —  PNMR’s Proposed Merger” for additional information regarding the proposed merger.
PNM, acting as the initial servicer, and any successor servicer, referred to in this prospectus as the servicer, will service the energy transition property under a servicing agreement with the issuing entity.
PNM’s Address and Telephone Number:
414 Silver Avenue SW
Albuquerque, New Mexico 87102
(505) 241-2700
Indenture Trustee:
U.S. Bank Trust Company, National Association, referred to herein as the indenture trustee. See “The Indenture Trustee” for a description of the duties and responsibilities of the indenture trustee.
Purpose of the Transaction:
The issuance of the Series A Bonds will enable PNM to recover certain costs associated with the retirement of two coal-fired generating units at the San Juan Generating Station (SJGS) that are eligible for recovery under the Energy Transition Act. See “The Energy Transition Act and the Financing Order” in this prospectus.
Transaction Overview:
On March 22, 2019, Governor Michelle Lujan-Grisham signed into law the Energy Transition Act, which is codified as Sections 62-18-1 through 62-18-23 of the New Mexico Statutes Annotated. The Energy Transition Act authorizes an electric utility to apply to the NMPRC for a financing order to issue energy transition bonds to finance certain costs associated with the abandonment of coal-fired generating units, referred to as energy transition costs. A financing order issued by the NMPRC under the Energy Transition Act authorizes the imposition of non-bypassable energy transition charges on all customers receiving electric distribution service from the electric utility to pay principal of and interest on and other financing expenses of the energy transition bonds.
On April 1, 2020, the NMPRC approved a financing order, referred to herein as the Financing Order, which authorized PNM to cause the issuance of up to $360.1 million of energy transition bonds to finance certain costs related to PNM’s abandonment of two coal-fired generating units at SJGS. The Series A Bonds are being issued pursuant to the Financing Order.
The primary transactions underlying the offering of the Series A Bonds are as follows:
•
PNM will sell energy transition property to the issuing entity in exchange for the net proceeds from the sale of the Series A Bonds;

•
the issuing entity will sell the Series A Bonds, which will be secured primarily by the energy transition property, to the underwriters named in this prospectus; and

•
PNM will act as the initial servicer of the energy transition property.

The Series A Bonds are not obligations of the indenture trustee, the issuing entity’s managers, PNM, PNMR or any of their respective affiliates other than the issuing entity. The Series A Bonds are not obligations of the State of New Mexico or of any county, municipality or any other political subdivision of the State of New Mexico.
The Series A Bonds will be secured by separate energy transition property than the energy transition property securing any additional energy transition bonds that the issuing entity may issue. The rating agency condition (as defined below) must be satisfied prior to the issuing entity’s issuance of any additional energy transition bonds. In addition, PNM may not cause the issuance of any additional energy transition bonds or similar bonds through a separate entity unless the rating agency condition is satisfied.
Diagram of Transaction:
The following chart represents a general summary of the parties to the transactions underlying the offering of the Series A Bonds, their roles and their various relationships to the other parties:

545,783 Retail Electric Customers(1)
Approves energy transition charges on customer bills
Pay energy transition charges
NMPRC
Issues Financing Order
Calculates energy transition charges paid by customer class to meet payment schedule; prepares true-up; submits filings to NMPRC
Public Service Company of New Mexico
Remits all energy transition charges collected to Indenture Trustee
Purchase energy transition property from PNM
Net Bond Proceeds(2)
U.S. Bank Trust Company, National Association (Indenture Trustee)
PNM Energy Transition Bond Company I, LLC (Issuing Entity)
Pays principal and interest semi-annually
Issues Bonds
Gross Bond Proceeds
Bondholders

(1)
As of December 31, 2022.

(2)
Net of upfront issuance costs and expenses.

Flow of Funds:
The following chart represents a general summary of the flow of funds.
The Energy Transition
Property:
In general terms, all of the rights and interests of PNM under the Financing Order that are transferred to the issuing entity pursuant to the sale agreement are referred to in this prospectus as the energy transition property. The energy transition property includes the right to impose, charge, collect and receive the energy transition charges in amounts sufficient to pay principal and interest and ongoing financing costs in connection with the Series A Bonds, the right under the Financing Order to obtain periodic true-up adjustments of the energy transition charges, and all revenues and other proceeds arising from those rights and interests. The energy transition property is a present property right created by the Energy Transition Act and the Financing Order and is protected by the State Pledge in the Energy Transition Act described below, and the NMPRC affirmation of the State Pledge in the Financing Order.
The issuing entity will purchase the energy transition property from PNM to support the issuance of the Series A Bonds. PNM, as the initial servicer, will bill and collect the energy transition charges from current and future retail customers. PNM will include the energy transition charges in its bills to retail electric customers and is required to show the energy transition charges as a separate line item.
Security for the Bonds
The Series A Bonds will be secured only by the collateral. The principal asset securing the Series A Bonds will be the energy transition property. The collateral also includes:
•
the issuing entity’s rights under the sale agreement pursuant to which it will acquire the energy transition property;

•
the issuing entity’s rights under the servicing agreement and any subservicing, agency, intercreditor or collection agreements executed in connection with the servicing agreement;

•
the collection account for the Series A Bonds and all related subaccounts;

•
all of the issuing entity’s other property related to the Series A Bonds, other than any cash released to the issuing entity by the indenture trustee on any payment date to be distributed to PNM as the return on its invested capital;

•
all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing; and

•
all payments on or under and all proceeds in respect of any or all of the foregoing.

The subaccounts consist of a capital subaccount, which will be funded at closing in an amount equal to 0.50% of the total capitalization of the issuing entity (with the Series A Bonds representing the remaining 99.5% of the total capitalization of the issuing entity), a general subaccount, into which the servicer will deposit all energy transition charge collections, and an excess funds subaccount, into which the issuing entity will transfer any amounts collected and remaining on a payment date after all payments to bondholders and other parties have been made. Amounts on deposit in each of these subaccounts will be applied to make payments on the Series A Bonds on each payment date. For a description of the energy transition property, please read “The Energy Transition Act and the Financing Order” in this prospectus.
New Mexico State Pledge:
The State of New Mexico has pledged to bondholders that they will not take or permit any action that impairs the value of energy transition property, except for the true-up adjustments allowed by Section 6 of the Energy Transition Act, or reduces, alters, or impairs the energy transition charges that are imposed, collected and remitted for the benefit of bondholders, until the entire principal of, interest on and redemption premium, if any, on the Series A Bonds, and all financing costs are paid in full and performed in full. This agreement is referred to herein as the State Pledge. The NMPRC has affirmed the State Pledge in its Financing Order. New Mexico has a voter referendum process; however, the time for challenging the Energy Transition Act through a referendum has expired. Please read “Risk Factors — Risks Associated with Potential Judicial, Legislative or Regulatory Actions” in this prospectus.
True-Up Adjustment
Mechanism:
Energy transition charges are required to be adjusted semi-annually to:
•
correct for any overcollection or undercollection of the energy transition charges; and

•
provide for the recovery of revenues sufficient to make timely payment of scheduled principal of and interest on the Series A Bonds and all other ongoing financing costs associated with the bonds.

In addition to the semi-annual true-up adjustments, additional true-up adjustments may be made more frequently at any time during the term of the Series A Bonds to correct any undercollection in order to assure timely repayment of the Series A Bonds. Beginning two years prior to the final maturity date of the Series A Bonds, there will be quarterly true-up adjustments for the Series A Bonds that remain outstanding.

In addition, PNM may make non-standard true-up adjustments to the energy transition charges in connection with any general rate case, as necessary to reflect any changes in the allocation of energy transition charges among customer classes as a result of changes in the production cost allocation methodology used in such general rate case.
Please read “The Energy Transition Act and the Financing Order — Energy Transition Act Requires Periodic Adjustments of the Energy Transition Charges” and “The Servicing Agreement —  True-Up Adjustment Process” in this prospectus.
Non-bypassable Energy Transition
Charges:
The energy transition charges are non-bypassable charges separate and apart from PNM’s base rates. The Energy Transition Act provides that the energy transition charges established in the Financing Order will be collected from each customer (1) that obtains electric delivery service from PNM under NMPRC-approved rate schedules or special contracts, and (2) who acquires electricity from an alternative or subsequent electricity supplier in PNM’s utility service area, to the extent that such acquisition is permitted by New Mexico law. Please read “The Energy Transition Act and the Financing Order — Non-Bypassable Energy Transition Charges” in this prospectus.
Initial Energy Transition Charge as a Percentage of Customer’s Total Electricity Bill:
The initial energy transition charge is expected to represent approximately    % of the total bill, as of June 30, 2023, received by a          kWh residential customer of PNM. For residential customers, a minimum per customer charge will be assessed to each customer each month, and a higher monthly charge will apply to any customer with usage above 900 kWh in any month. Please read “The Energy Transition Act and the Financing Order — Non-Bypassable Energy Transition Charges” in this prospectus.
Payment Dates:
Semi-annually, on          and          . The first scheduled payment date is          , 2024.
Interest Payments:
Interest is due on each payment date. Interest will accrue on each tranche of the Series A Bonds on a 30/360 basis at the interest rate specified for such tranche in the table below:
Tranche	Interest Rate

If any payment date is not a business day, payments scheduled to be made on such date may be made on the next succeeding business day, and no interest shall accrue upon such payment in the intervening period.
The issuing entity will pay interest on each tranche of the Series A Bonds before the issuing entity will pay the principal of each tranche of the Series A Bonds. Please read “Description of the Series A Bonds — Interest Payments and — Principal Payments. If there is a shortfall in the amounts available in the collection account to make interest payments, the indenture trustee will distribute interest pro rata to each tranche of the Series A Bonds based on the amount of interest payable on each outstanding tranche.
Principal Payments and
Record Dates and
Payment Sources:
The issuing entity will to the extent of funds available be scheduled to make payments of principal on each payment date and sequentially in accordance with the expected amortization schedule included in this prospectus.
Principal for each tranche is due upon the final maturity date for that tranche. Failure to pay the entire outstanding principal amount of a tranche by the final maturity date for such tranche will result in an event of default.
Failure to pay a scheduled principal payment on any payment date or the entire outstanding amount of the Series A Bonds of any tranche by the scheduled final payment date will not result in a default with respect to that tranche. The failure to pay the entire outstanding principal balance of the Series A Bonds of any tranche will result in a default only if such payment has not been made by the final maturity date for such tranche.
If there is a shortfall in the amounts available to make principal payments on the Series A Bonds that are due and payable, including upon an acceleration following an event of default, the indenture trustee will distribute principal from the collection account pro rata to each tranche of the Series A Bonds based upon the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the Series A Bonds that are scheduled to be paid, the indenture trustee will distribute principal from the collection account pro rata to each tranche of the Series A Bonds based on the principal amount then scheduled to be paid on the payment date.
Weighted Average Life:
Tranche	Expected Weighted Average Life (years)

Please read “Weighted Average Life and Yield Considerations for the Series A Bonds” in this prospectus.
Scheduled Final Payment Date and Final Maturity Date:
The scheduled final payment date and the final maturity date of the Series A Bonds are as set forth in the table below:
Tranche	Scheduled Final Payment Date	Final Maturity Date

Optional Redemption:
None. Non-call for the life of the Series A Bonds.
Mandatory Redemption:
None. The issuing entity is not required to redeem the Series A Bonds at any time prior to maturity.
Priority of Payments:
On each payment date for the Series A Bonds (or any other date as directed in writing by the servicer with respect to operating expenses described in clauses (1) through (4) below, payable prior to the next payment date), the indenture trustee will allocate or pay all amounts on deposit in the general subaccount of the collection account in the following order of priority (solely in accordance with the related semi-annual servicer’s certificate):
(1)
payment of the indenture trustee’s fees, expenses and outstanding indemnity amounts in an amount not to exceed $200,000 annually in the then current calendar year; provided, however, that such cap shall not apply after the occurrence of an event of default;

(2)
payment of the servicing fee with respect to such payment date and any unpaid servicing fees for prior payment dates;

(3)
payment of the allocable share of the administration fee for such payment date and the fees of the issuing entity’s independent manager fee for such payment date and any unpaid administration fees or independent manager fees from prior payment dates;

(4)
payment of all other ordinary and periodic operating expenses of the issuing entity;

(5)
payment of the interest due on the Series A Bonds for such payment date, including any overdue interest;

(6)
payment of the principal required to be paid on the final maturity date for each tranche of the Series A Bonds or as a result of acceleration upon an event of default;

(7)
payment of the principal then scheduled to be paid in accordance with the expected amortization schedule included in this prospectus, including any overdue payments of scheduled principal, paid pro rata among the Series A Bonds if there is a deficiency;

(8)
payment of any other unpaid operating expenses (including fees, expenses and indemnity amounts owed to the indenture trustee but unpaid due to the limitation in clause (1) above) and any remaining amounts owed pursuant to the basic documents (as defined in the Glossary), on a pro rata basis;

(9)
replenishment of amounts drawn from the capital subaccount;

(10)
payment to PNM of an amount equal to the rate of return on the amount contributed by PNM to the capital subaccount (equal to the interest rate on the longest maturing Tranche of the Series A Bonds);

(11)
allocation of the remainder, if any, to the excess funds subaccount for future payments; and

(12)
after the Series A Bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, the balance (including all amounts then held in the capital subaccount and the excess funds subaccount), if any, will be paid to the issuing entity, free from the lien of the indenture.

The amount of the servicing fee referred to in clause (2) above will be 0.05% of the initial aggregate principal amount of the Series A Bonds (for so long as PNM or an affiliate of PNM is the servicer) on an annualized basis. The priority of distributions for the collected energy transition charges, as well as available amounts in the subaccounts, are described in more detail under “Security for the Series A Bonds — How Funds in the Collection Account will be Allocated.”
Issuance of Additional Energy Transition Bonds by the Issuing Entity:
The issuing entity has been organized to serve as a special purpose limited liability company to issue energy transition bonds under the Energy Transition Act. As authorized by the Financing Order, the issuing entity’s organizational documents as well as the transaction documents supporting the Series A Bonds give the issuing entity the authority and flexibility to issue additional energy transition bonds under the Energy Transition Act in future transactions, with the approval of the NMPRC.
Any additional energy transition bonds may be issued by the issuing entity, subject to the conditions described below. Each series of additional energy transition bonds will be secured by separate energy transition property created by an additional financing order of the NMPRC and will be issued under a separate indenture. Any series of additional energy transition bonds may include terms and provisions unique to that particular series of additional energy transition bonds.
However, the issuing entity may not issue additional energy transition bonds unless the rating agency condition (as defined in the Glossary) for the Series A Bonds has been satisfied. In addition, the issuing entity may not issue additional energy transition bonds unless each of the following conditions is satisfied:
•
PNM requests and receives another financing order from the NMPRC;

•
each series of additional energy transition bonds has recourse only to the energy transition property and funds on deposit in the trust accounts maintained by the indenture trustee with respect to that series of additional energy transition bonds, is nonrecourse to the collateral securing the Series A Bonds and does not constitute a claim against the issuing entity if revenue from the energy transition charges and funds on deposit in the trust accounts with respect to that series of additional energy transition bonds are insufficient to pay such other series in full;

•
the indenture trustee and the rating agencies then rating any series of the issuing entity’s outstanding energy transition bonds are provided an opinion of a nationally recognized law firm experienced in such matters to the effect that such issuance would not result in the issuing entity’s substantive consolidation with PNM and that there has been a true sale of the energy transition property with respect to such series, subject to the customary exceptions, qualifications and assumptions contained therein;

•
the issuing entity delivers to the indenture trustee an officer’s certificate certifying that the additional series of energy transition bonds shall have the benefit of a true-up adjustment mechanism under the Energy Transition Act;
•
transaction documentation for the other series provides that holders of the additional energy transition bonds of the other series will not file or join in filing of any bankruptcy petition against the issuing entity;

•
if holders of such additional energy transition bonds are deemed to have any interest in any of the issuing entity’s assets that are dedicated to the Series A Bonds, holders of such other additional energy transition bonds must agree that their interest in the assets that are dedicated to the Series A Bonds is subordinate to claims or rights of holders of the Series A Bonds;

•
each series of additional energy transition bonds will have its own bank accounts and trust accounts; and

•
each series of additional energy transition bonds will bear its own trustee fees and servicer fees and a pro rata portion of the fees due under the administration agreement.

Please read “Description of the Series A Bonds — Conditions to the Issuance of Additional Energy Transition Bonds and Acquisition of Additional Energy Transition Property by the Issuing Entity” in this prospectus.
The Financing Order provides that in the event a customer does not pay in full the amounts owed under any bill that includes energy transition charges, the servicing agreement provides that any resulting shortfalls in energy transition charges will be allocated pro rata based on the amount of energy transition charges owing with respect to each series. Please read “The Servicing Agreement — Remittances to Collection Account” in this prospectus.
Other Issuances of Energy Transition Bonds or Similar Bonds:
In addition, PNM may, from time to time, seek approval from the NMPRC to issue additional energy transition bonds under the Energy Transition Act or securities secured by customer charges similar to the energy transition charges pursuant to other legislation similar to the Energy Transition Act, in each case, through a subsequently created special purpose entity other than the issuing entity.
Any such additional bonds would be secured by separate property created by a separate financing order or orders. PNM has covenanted in the sale agreement that the satisfaction of the rating agency condition and the execution of an intercreditor agreement is a condition precedent to the sale of property consisting of charges similar to the energy transition charges sold to the issuing entity through the sale agreement. Please read “Risk Factors” and “The Sale Agreement — Covenants of the Seller” in this prospectus.
See “Public Service Company of New Mexico — The Depositor, Sponsor, Seller and Servicer — Application for Issuance of Additional Energy Transition Bonds” for additional information regarding PNM’s application to issue additional energy transition bonds in connection with its proposed abandonment of the Four Corners Power Plant.

Allocation Among Series:
The Series A Bonds will not be subordinated in right of payment to any other series of energy transition bonds. If the issuing entity or another affiliate of PNM issues an additional series of energy transition bonds, each series of energy transition bonds will be secured by its own energy transition property, which will include the right to impose, charge, collect and receive energy transition charges calculated in respect of that series, and the right to impose true-up adjustments in respect of that series. Each series will also have its own collection account, including any related subaccounts, into which revenue from the energy transition charges relating to that series will be deposited and from which amounts will be withdrawn to pay the related series of energy transition bonds. Holders of one series of energy transition bonds will have no recourse to collateral for a different series. The administration fees, independent manager fees and other operating expenses of the issuing entity will be allocated to each series of energy transition bonds on a pro rata basis, based upon the respective outstanding principal amounts of each series. See “Security for the Series A Bonds — Description of Indenture Accounts” and “— How Funds in the Collection Account Will Be Allocated” in this prospectus.
Although each series of energy transition bonds will have its own energy transition property, energy transition charges relating to the Series A Bonds and energy transition charges relating to any other series of energy transition bonds will be collected through a single monthly bill delivered to each electric service customer.
In the event a customer does not pay in full the amounts owed under any bill that includes energy transition charges, the Financing Order provides that any resulting shortfalls in energy transition charges will be allocated pro rata based on the amount of energy transition charges owing with respect to each series. Please read “The Servicing Agreement — Remittances to Collection Account” in this prospectus.
Credit Enhancement:
The primary forms of credit enhancement for the Series A Bonds are the true-up adjustment process and funds held in the collection account and related subaccounts.
•
True-Up Adjustment Process:   The energy transition charges are required to be adjusted at least semi-annually to:

•
to correct for any overcollection or undercollection of the energy transition charges; and

•
to provide for the recovery of revenues sufficient to make timely payment of scheduled principal of and interest on the Series A Bonds and all other ongoing financing costs associated with the bonds.

The servicer may also make interim true-up adjustments more frequently under certain circumstances. Please read “The Servicing Agreement — True-Up Adjustment Process” in this prospectus.
•
Collection Account:   Under the indenture, the indenture trustee will hold a collection account for the Series A Bonds,

divided into various subaccounts. The primary subaccounts for credit enhancement purposes are:
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the general subaccount — the trustee will deposit into the general subaccount all energy transition charge collections remitted to it by the servicer;

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the capital subaccount — PNM will deposit an amount equal to 0.50% of the total capitalization of the issuing entity (with the Series A Bonds representing the remaining 99.5% of the total capitalization of the issuing entity) on the date of issuance of the Series A Bonds; and

•
the excess funds subaccount — any excess amount of energy transition charge collections held after the payment on a payment date of scheduled principal, interest and ongoing financing costs, and investment earnings will be held in the excess funds subaccount.

Reports to Bondholders; SEC Filings:
Pursuant to the indenture, the indenture trustee will make available on its website (currently located at https://pivot.usbank.com) to the holders of record and to beneficial owners of the Series A Bonds regular reports prepared by the servicer containing information concerning, among other things, the issuing entity and the collateral. These reports will not be examined and reported upon by an independent public accountant. In addition, no independent public accountant will provide an opinion thereon. Please read “Description of the Series A Bonds — Reports to Bondholders” in this prospectus.
Because the issuing entity is authorized by its governing documents to issue more than one series of energy transition bonds, neither the issuing entity nor the depositor will be an asset-backed issuer and the Series A Bonds are not asset-backed securities as such terms are defined by the SEC in governing regulations Item 1101 of Regulation AB. However, the issuing entity will file offering documents and will plan to file with the SEC required periodic and current reports related to the Series A Bonds consistent with the disclosure and reporting regime established in Regulation AB and will also post those periodic and current reports at the website set forth above.
Servicing Compensation:
The issuing entity will pay the servicer on each payment date the servicing fee with respect to the Series A Bonds. As long as PNM or any affiliated entity acts as servicer, this fee will be 0.05% of the initial aggregate principal amount of the Series A Bonds on an annualized basis, plus reimbursement for its out-of-pocket costs. If a successor servicer is appointed, the servicing fee will be negotiated by the successor servicer and the indenture trustee, but will not, unless the NMPRC consents, exceed 0.60% of the initial aggregate principal amount of the Series A Bonds on an annualized basis. In no event will the indenture trustee be liable for any servicing fee in its individual capacity.
Federal Income Tax Status:
In the opinion of Troutman Pepper Hamilton Sanders, LLP, counsel to the issuing entity and PNM, for federal income tax purposes, the Series A Bonds will constitute indebtedness of PNM,

the sole member of the issuing entity. If you purchase a beneficial interest in any Series A Bonds, you agree by your purchase to treat the Series A Bonds as debt of PNM for federal income tax purposes.
ERISA Considerations:
Employee benefit plans, plans and other investors subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), Section 4975 of the Internal Revenue Code of 1986, as amended (Internal Revenue Code) or Similar Law (as defined herein) may acquire the Series A Bonds subject to specified conditions. The acquisition, holding or disposition of the Series A Bonds could be treated as a direct or indirect prohibited transaction under ERISA and/or Section 4975 of the Internal Revenue Code, or in the case of governmental, church or non-U.S. plans subject to Similar Law, a violation of Similar Law. Accordingly, by acquiring the Series A Bonds, each investor that is or is acting on behalf of, or using assets of, any such employee benefit plan or plan subject to Similar Law will be deemed to certify that the acquisition, holding and subsequent disposition of the Bonds will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Internal Revenue Code or, in the case of a governmental, church or non-U.S. plan subject to Similar Law, a violation of Similar Law. Please read “ERISA Considerations” in this prospectus.
Credit Ratings:
The Series A Bonds are expected to receive credit ratings from at least two nationally recognized statistical rating organizations. See “Ratings for the Series A Bonds” in this prospectus.
Use of Proceeds:
The issuing entity will use the proceeds of the offering to (i) pay upfront issuance costs (including reimbursement of any costs previously paid by PNM), and (ii) purchase the energy transition property from PNM, who in turn will use the proceeds it receives from the sale of the energy transition property to (A) reimburse itself for required payments made to state-administered funds for Indian affairs, energy transition economic development and the assistance of displaced workers, (B) pay decommissioning and reclamation costs related to the retirement of SJGS, (C) pay severance and job training costs related to the retirement of SJGS, (D) make capital expenditures for the purpose of providing utility service to customers, and (E) repay indebtedness incurred for the purpose of making such payments. This will include repayment of a term loan and outstanding borrowings under PNM’s revolving credit agreements.
1940 Act Registration:
The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the 1940 Act contained in Section 3(c)(5) of the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. The issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act.
Credit Risk Retention:
The Series A Bonds are not subject to the 5% risk retention requirements imposed by Section 15G of the Securities Exchange Act of 1934, as amended, or the Exchange Act, due to the exemption provided in Rule 19(b)(8) of the risk retention regulations in

17 C.F.R. Part 246 of the Exchange Act, or Regulation RR. For information regarding the requirements of the European Union Securitization Regulation as to risk retention and other matters, please read “Risk Factors — Other Risks Associated with the Purchase of the Series A Bonds — Regulatory provisions affecting certain investors could adversely affect the price and liquidity of the Series A Bonds” in this prospectus.
Conflicts of Interest:
As described in “Use of Proceeds,” PNM plans to use a portion of the net proceeds to repay borrowings outstanding under a term loan and borrowings under its revolving credit agreements. Certain of the underwriters in this offering or their affiliates are lenders under the term loan and the revolving credit agreements. As such, certain of the underwriters in this offering or their affiliates will receive 5% or more of the net proceeds of this offering, not including the underwriting discount. Any such underwriter would be considered to have a “conflict of interest” pursuant to FINRA Rule 5121. Consequently, this offering will be required to be made in compliance with FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the offering because the offering is of a class of securities that are investment grade rated. Under FINRA Rule 5121, no affected underwriter is permitted to confirm sales to any account over which it exercises discretionary authority without the prior written consent of the account holder. Please read “Use of Proceeds” in this prospectus.
Minimum Denominations:
$2,000, or integral multiples of $1,000 in excess thereof, except for one Series A Bond of each tranche which may be a smaller denomination.
Expected Settlement:
On or about               , 2023, settling flat. DTC, Clearstream and Euroclear.

SUMMARY OF RISK FACTORS
Set forth below is a summary of the material risk factors which you should consider before deciding whether to invest in the Series A Bonds. These risks can affect the timing or ultimate payment of the Series A Bonds and value of your security. A description of such risk factors in greater details follows this summary.
Limited Source of Payment for the Series A Bonds:   The only source of funds for the Series A Bonds is the energy transition property and the other limited moneys held by the indenture trustee. The Series A Bonds are non-recourse to PNM. Therefore, the sources for repayment of the Series A Bonds are limited. You must rely for payment of the Series A Bonds solely upon the Energy Transition Act, state and federal constitutional rights to enforcement of the securitization provisions of the Energy Transition Act, the irrevocable Financing Order, collections of the energy transition charges and funds on deposit in the related accounts held by the indenture trustee.
Risks Associated with Potential Judicial, Legislative or Regulatory Actions:   The energy transition property is an asset created under the Energy Transition Act and through regulatory proceedings at the NMPRC. Neither PNM nor the issuing entity will indemnify you for any changes in law, whether effected by means of any legislative enactment, constitutional amendment or any final and non-appealable judicial decision. The Energy Transition Act and the Financing Order have been challenged in court and may be challenged again.
In addition, the NMPRC retains the power to adopt, revise or rescind rules or regulations affecting PNM and may attempt to take actions which could potentially impair the value of the energy transition property. Also, true-up adjustment submissions made with the NMPRC may be challenged before the NMPRC or in court, resulting in delays in implementation of the true-up adjustment. Additionally, subject to any required NMPRC approval, PNM may establish billing, collection and posting arrangements with consumers which could impact the timing and amount of consumer payments.
Also, a municipality may seek to acquire portions of PNM’s service territory, and may dispute their obligation to pay the energy transition charges, or even if obligated to do so, may fail to bill and remit the energy transition charges on a timely basis.
Servicing Forecasting and Related Servicing Risks:   The collection of energy transition charges on a timely and sufficient basis depend upon the ability of the servicer to accurately forecast customer usage and demand and the number of customers. If the servicer inaccurately forecasts usage, demand or its number of customers or underestimates consumer delinquencies for any reason, there could be a shortfall or material delay in energy transition charge collections. Factors which might cause inaccurate projections of usage or consumer delinquencies, include unanticipated weather conditions, general economic conditions, including an economic downturn caused by a pandemic (or other health related event), natural or other disasters, such as blizzard and wind storms, an act of war or terrorism, cyber attacks or other catastrophic events. PNM’s ability to collect energy transition charges from customers may also be impacted by some of these same factors. In addition, the New Mexico legislature or the NMPRC may take additional actions in the future in response to COVID-19 or any future pandemic, such as temporary suspension of disconnections and late payment fees for nonpayment of utility bills.
It may be difficult for the issuing entity to find a replacement servicer should PNM default in its obligations. Assuming the issuing entity can obtain a successor servicer, the successor servicer may be less effective in servicing the energy transition charges, potentially resulting in a delay in collections, which might reduce the value of your investment.
Risks Associated with the Unusual Nature of Energy Transition Property:   In the event of foreclosure following an event of default, there is likely to be a limited market, if any, for the energy transition property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the Series A Bonds will be due and payable upon acceleration of the Series A Bonds before maturity, payment of the energy transition charges by customers likely would not be accelerated and the nature of the issuing entity’s business will result in principal of the Series A Bonds being paid as funds become available.

Natural Disaster-Related Risk:   Severe weather, such as winter storms and wind storms, and other natural disasters, may cause outages and property damage. The potential disruption of PNM’s operations due to storms, natural disasters or other catastrophic events could be substantial. Generation, transmission, distribution and usage and demand of electricity might be interrupted temporarily, reducing the collections of energy transition charges or otherwise impacting PNM’s ability to service the energy transition property. As the energy transition charge is a consumption-based charge, any unexpected failure to deliver electricity may impact the collection of energy transition charges. There might be longer-lasting weather-related adverse effects on residential and commercial development and economic activity in the PNM service area, which could cause the per-kWh energy transition charges to be greater than expected. Legislative action adverse to the bondholders might be taken in response, and such legislation, if challenged as a violation of the New Mexico state pledge, might be defended on the basis of public necessity.
Risks Associated with Potential Bankruptcy of the Seller or the Servicer:   In the event of a bankruptcy by PNM, you may experience a delay in payment or a default on payment of the Series A Bonds due to various factors, including the comingling of energy transition charges with other revenue of the servicer, a challenge to the characterization of the sale of the energy transition property as a financing transaction, an effort to substantively consolidate the issuing entity’s assets and liabilities with those of PNM, a characterization of energy transition charge payments to the indenture trustee as preferential transfers, the treatment of the issuing entity’s claims against the seller as unsecured claims and a general limitation on the remedies available in a bankruptcy, including the risks related to the automatic stay.
Other Risks Associated with an Investment in the Series A Bonds:   Other risks associated with the purchase of the Series A Bonds include the inadequacy of any indemnification obligations provided by the seller, the impact of a change of ratings or the issuance of an unsolicited rating, the absence of a secondary market for the Series A Bonds, the issuance of additional energy transition bonds or similar instruments creating greater burdens on the same consumers, regulatory actions affecting certain investors and losses on investments held by the indenture trustee.

RISK FACTORS
You should consider carefully all the information included in this prospectus, including the following factors and the statements contained under the heading “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus, before you decide whether to invest in the Series A Bonds:
You may experience material payment delays or incur a loss on your investment in the Series A Bonds because the source of funds for payment is limited.
The only source of funds for payments of interest on and principal of the Series A Bonds will be the collateral for the Series A Bonds, which consists of:
•
the energy transition property securing the Series A Bonds, including the right to impose, charge, collect and receive energy transition charges as provided in the Financing Order and the right to obtain true-up adjustments of the energy transition charges as provided in the Financing Order and the Energy Transition Act;

•
the funds on deposit in the accounts for the Series A Bonds held by the indenture trustee; and

•
the issuing entity’s rights under various contracts described in this prospectus.

The Series A Bonds will not be insured or guaranteed by PNM, including in its capacity as sponsor, depositor, seller or servicer, or by its parent, PNMR, any of their respective affiliates, the indenture trustee or any other person or entity. The Series A Bonds will be nonrecourse obligations, secured only by the collateral. Delays in payment on the Series A Bonds might result in a reduction in the market value of the Series A Bonds and, therefore, the value of your investment in the Series A Bonds.
The Series A Bonds will not constitute debt or a pledge of the faith and credit or taxing power of the State of New Mexico or of any county, municipality or any other political subdivision of the State of New Mexico. Bondholders will have no right to have taxes levied by the legislature or the taxing authority of any county, municipality or other political subdivision of the State of New Mexico for the payment of the principal of or interest on the Series A Bonds. The issuance of the Series A Bonds does not obligate the State of New Mexico or a political subdivision of the State of New Mexico to levy any tax or make any appropriation for payment of the principal of or interest on the Series A Bonds.
Thus, you must rely for payment of the Series A Bonds solely upon the Energy Transition Act, state and federal constitutional rights to enforcement of the Energy Transition Act, the Financing Order, collections of the energy transition charges and funds on deposit in the accounts for the Series A Bonds held by the indenture trustee. If these amounts are not sufficient to make payments or there are delays in recoveries, you may experience material payment delays or incur a loss on your investment in the Series A Bonds. The organizational documents of the issuing entity restrict the issuing entity’s right to acquire other assets unrelated to the issuance of energy transition bonds. Please read “PNM Energy Transition Bond Company I, LLC, the Issuing Entity” in this prospectus.
Risks Associated with Potential Judicial, Legislative or Regulatory Actions
The issuing entity will not be obligated to indemnify you for changes in law.
Neither the issuing entity nor PNM will indemnify you for any changes in the law, including any federal preemption or repeal or amendment of the Energy Transition Act that may affect the value of your Series A Bonds. PNM will agree in the sale agreement to institute any action or proceeding as may be reasonably necessary to block or overturn any attempts to cause a repeal, modification or amendment to the Energy Transition Act that would be materially adverse to the issuing entity, the indenture trustee or the bondholders. However, PNM may not be able to take such action and, if PNM does take action, such action may not be successful. Although PNM or any successor assignee might be required to indemnify the issuing entity if legal action based on the law in effect at the time of the issuance of the Series A Bonds invalidates the energy transition property, such indemnification obligations do not apply for any changes in law after the date the Series A Bonds are issued, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment, any regulatory or administrative action that is legislative in nature or any final and non-appealable judicial decision. See “The Sale Agreement — Seller Representations and Warranties” and “The Servicing Agreement — Servicing Standards and Covenants” in this prospectus.
Future judicial action could reduce the value of your investment in the Series A Bonds.
The energy transition property securing the Series A Bonds is created pursuant to the Energy Transition Act and the Financing Order issued by the NMPRC pursuant to the Energy Transition Act. The Energy Transition Act became effective in 2019. PNM is the first utility to issue energy transition bonds under the Energy Transition Act and this the first issuance of energy transition bonds pursuant to the Energy Transition Act.
The Energy Transition Act or any provisions thereof might be directly contested in courts or otherwise become the subject of litigation. In addition, the Financing Order or any provision thereof might be directly contested in courts or otherwise become the subject of litigation. For example, on April 10, 2020, two intervenors in the proceedings related to the Financing Order filed a notice of appeal with the New Mexico Supreme Court of the NMPRC’s approval of the Financing Order. In their appeal, the intervenors asserted that the NMPRC improperly applied the Energy Transition Act and that the Energy Transition Act violates the New Mexico Constitution. On January 10, 2022, the New Mexico Supreme Court issued its decision rejecting the constitutional challenges to the Energy Transition Act and affirmed the Financing Order. In addition, through proceedings initiated in February 2022 and filings made in PNM’s base rate case filed in December 2022, parties challenged PNM’s continuing authority to issue the Series A Bonds under the Financing Order and the Energy Transition Act. On August 18, 2023, PNM entered into a settlement agreement with the intervening parties to resolve the remaining legal challenges. Under the proposed settlement, the NMPRC has been requested to issue an order that affirms the validity of the Financing Order and the authorizations and approvals granted to PNM therein, including the Financing Order’s determination of its irrevocability and PNM’s ongoing authority to cause the issuance of up to $360.1 million of energy transition bonds pursuant to the Financing Order. In addition, the NMPRC has been requested to affirm its non-impairment pledge pursuant to the Financing Order and the Energy Transition Act. The parties have requested the New Mexico Supreme Court remand the proposed settlement to the NMPRC for approval. See “Legal Proceedings” for additional information.
The issuing entity cannot assure you that another lawsuit challenging the validity of the Energy Transition Act or the Financing Order will not be filed in the future or that, if filed, such lawsuit will not be successful. If an invalidation of any relevant underlying legislative provision or Financing Order provision were to result from such litigation, you might lose some or all of your investment or you might experience delays in recovering your investment. Therefore, future legal challenges to the Energy Transition Act or the Financing Order may affect the value of your investment in the Series A Bonds. See “The Energy Transition Act and the Financing Order” in this prospectus.
Other states have passed legislation similar to the Energy Transition Act to authorize recoveries by utilities of specified costs, such as costs associated with deregulation of the electricity market, environmental control costs or storm recovery costs, and some of those laws have been challenged by judicial actions or utility commission proceedings. To date, none of those challenges has succeeded, but future challenges might be made. An unfavorable decision challenging legislation similar to the Energy Transition Act would not automatically invalidate the Energy Transition Act or the Financing Order, but it might provoke a challenge to the Energy Transition Act or the Financing Order, establish a legal precedent for a successful challenge to the Energy Transition Act or the Financing Order or heighten awareness of the political and other risks of the Series A Bonds, and in that way may limit the liquidity and value of the Series A Bonds. Therefore, legal activity in other states might indirectly affect the value of your investment in the Series A Bonds.
Future New Mexico legislative action might attempt to invalidate the Series A Bonds or the energy transition property and reduce the value of your investment.
Under the Energy Transition Act, the State of New Mexico has pledged to and agreed with the bondholders that the State of New Mexico will not take or permit any action that impairs the value of the energy transition property securing the Series A Bonds, except for the true-up adjustments allowed by Section 6 of the Energy Transition Act, or reduces, alters or impairs the energy transition charges that are imposed, collected and remitted for the benefit of bondholders, until the entire principal of, interest on and redemption premium on the Series A Bonds and all financing costs are paid in full and performed in full. For a description of the New Mexico state pledge, see “The Energy Transition Act and the Financing Order” in this prospectus. Despite the state pledge, the New Mexico legislature might attempt to repeal the Energy Transition Act, or attempt to amend the Energy Transition Act.
New Mexico has a voter referendum process but does not have a voter initiative process. The time for challenging the Energy Transition Act through a referendum has expired. As a result, absent an amendment to the New Mexico Constitution, the Energy Transition Act cannot be amended or repealed by direct action of the electorate of New Mexico.
Under U.S. and New Mexico constitutional principles related to the impairment of contracts, the New Mexico legislature would generally be prohibited, without paying just compensation, from passing any subsequent law or exercising any legislative powers, as applicable, that would limit, alter, amend, reduce or impair the value of the energy transition property so as to substantially impair the rights of the owners of the energy transition property or the bondholders. Legislative or popular concerns with the burden of taxation or government charges have at times led to adoption of legislation reducing or eliminating taxes or charges that supported bonds or other contractual obligations.
The issuing entity cannot assure you that a repeal or amendment of the Energy Transition Act will not be adopted or sought or that any action or refusal to act by the State of New Mexico will not occur, any of which may constitute a violation of the state pledge with the owners of the energy transition property and the bondholders. If a violation of this pledge occurred, costly and time-consuming litigation might ensue regardless of the outcome of such litigation. Any such public effort contrary to the state pledge or related litigation might materially adversely affect the price of the Series A Bonds and your ability to resell the Series A Bonds and might delay the timing of payments on the Series A Bonds. Moreover, given the lack of controlling judicial precedent directly addressing the Series A Bonds and the state pledge, the issuing entity cannot predict the outcome of any litigation with certainty, and, accordingly, you could experience a delay in receipt of payments on or incur a loss on your investment in the Series A Bonds.
Except as described in “The Sale Agreement — Indemnification” in this prospectus, neither the issuing entity, PNM, nor any of its successors, assignees or affiliates will indemnify you for any change in law, including any amendment or repeal of the Energy Transition Act, that might affect the value of the Series A Bonds.
The NMPRC might attempt to take actions which could reduce the value of your investment in the Series A Bonds.
The Energy Transition Act provides that the Financing Order is irrevocable and that the NMPRC may not reduce, impair, postpone or terminate the energy transition charges approved in the Financing Order, the energy transition property or the collection or recovery of revenues through the energy transition charges. However, the NMPRC retains the power to adopt, revise or rescind rules or regulations affecting PNM.
For instance, in response to COVID-19, the NMPRC issued an emergency order that was applicable during the duration of the Governor of New Mexico’s emergency executive order that prohibited the discontinuance of a residential customer’s service for non-payment. Please read “Public Service Company of New Mexico — The Depositor, Sponsor, Seller and Servicer — COVID-19 Consumer Protections” in this prospectus. Any new or amended regulations or orders from the NMPRC might affect the ability of the servicer to disconnect customers for nonpayment, assess late fees or impose deposit requirements which may impact PNM’s ability to collect energy transition charges in full, and on a timely basis, which may negatively impact, the rating of the Series A Bonds or their price and, accordingly, the amortization of the Series A Bonds and their weighted average lives.
In addition, under the Energy Transition Act, the NMPRC retains the power to investigate the compliance of a utility with the terms and conditions of a financing order and requiring compliance therewith. For example, on March 30, 2022, the NMPRC issued an order appointing hearing examiners to conduct a hearing and to issue a recommended decision to address the issues raised by a joint motion from two intervenors in the proceedings relating to the Financing Order for an order to show cause and enforce the Financing Order. On June 29, 2022, the NMPRC issued an order that required PNM to, among other things, include (in its next rate case application) an explanation and defense of the prudence of the timing of the issuance of the Series A Bonds beyond the SJGS abandonment dates and what actions were taken to protect customers from interest rate increases occurring as well as the continued marketability of the Series A Bonds issued. In PNM’s rate case filed in December 2022, parties filed challenges to PNM’s continuing authority to issue the Series A Bonds pursuant to the Financing Order and the Energy Transition Act. On August 18, 2023, PNM entered into a settlement agreement with the intervening parties to resolve the remaining legal challenges. Under the proposed settlement, the NMPRC has been requested to issue an order that affirms the validity of the Financing Order and the authorizations and approvals granted to PNM therein, including the Financing Order’s determination of its irrevocability and PNM’s ongoing authority to cause the issuance of up to $360.1 million of energy transition bonds pursuant to the Financing Order. In addition, the NMPRC has been requested to affirm its non-impairment pledge pursuant to the Financing Order and the Energy Transition Act. The parties have requested the New Mexico Supreme Court remand the proposed settlement to the NMPRC for approval. See “Legal Proceedings” for additional information.
PNM, as servicer, is required to file with the NMPRC certain true-up adjustments to adjust the energy transition charges. See “The Servicing Agreement — True-Up Adjustment Process” in this prospectus. These adjustments are intended to provide, among other things, for timely payment on the Series A Bonds. Challenges or delays in the true-up adjustment process might adversely affect the market perception and valuation of the Series A Bonds. Also, any litigation, as well as being costly and time-consuming, might materially delay energy transition charge collections due to delayed implementation of true-up adjustments and might result in missing payments or payment delays and lengthened weighted average lives of the Series A Bonds.
The servicer may not fulfill its obligations to act on behalf of the bondholders to protect bondholders from actions by the NMPRC or the State of New Mexico, or the servicer may be unsuccessful in any such attempt.
The servicer will agree in the servicing agreement to take any action or proceeding necessary to compel performance by the NMPRC and the State of New Mexico of any of their obligations or duties under the Energy Transition Act or the Financing Order, including any actions reasonably necessary to block or overturn any attempts to cause a repeal or modification of the Energy Transition Act or the Financing Order. The servicer, however, may not be able to take those actions for a number of reasons, including due to legal or regulatory restrictions, financial constraints and practical difficulties in successfully challenging any such legislative enactment or constitutional amendment. Additionally, any action the servicer is able to take may not be successful. Any such failure to perform its obligations or to successfully compel performance by the NMPRC or the State of New Mexico could negatively impact bondholders’ rights and result in a loss of their investment.
A municipal entity might assert the right to acquire portions of PNM’s electric distribution facilities and avoid payment of the energy transition charges.
A municipality might bring a proceeding and allege that it has the right to acquire portions of PNM’s electric distribution facilities through the power of eminent domain for use as part of municipally-owned utility systems. There can be no assurance that one or more municipalities will not seek to acquire some or all of PNM’s electric distribution facilities while the Series A Bonds remain outstanding. The Energy Transition Act provides that energy transition charges shall be paid by each customer who acquires electricity from an alternative or subsequent electricity supplier in PNM’s utility service area. The Financing Order provides that the energy transition charges will be non-bypassable as defined in the Energy Transition Act and shall be paid by each customer receiving electric delivery service from PNM or its successors for as long as the energy transition bonds secured by the energy transition charges are outstanding and the related financing costs have not been recovered in full. In the servicing agreement, PNM will covenant to assert in an appropriate forum that any municipality that acquires any portion of PNM’s electric distribution facilities must be treated as a successor to PNM under the Financing Order. However, the involved municipality might assert that it should not be treated as a successor to PNM for these purposes and that its distribution customers are not responsible for payment of the energy transition charges. In any such case, PNM cannot assure you that the energy transition charges will be collected from customers of municipally-owned utilities who were formerly customers of PNM and that such an occurrence might not affect the timing or receipt of payments with respect to the Series A Bonds.
Risks Associated with Servicing
Inaccurate forecasting of usage, demand, number of customers or collections might reduce scheduled payments on the Series A Bonds.
The energy transition charges will be calculated by the servicer according to the methodology approved in the Financing Order, which includes the allocation of cost responsibility among the customer classes based on the production cost allocation methodology approved by the NMPRC in PNM’s most recent general rate case. The calculation of the energy transition charges securing the Series A Bonds will be based primarily on estimates of kWh usage and number of customers (residential customer block charges), estimates of kW demand (general power and large power) and estimates of number of customers (small power customers). The amount and the rate of energy transition charge collections will depend in part on actual electricity usage or demand or the actual number of customers for such classes, and the amount of collections and write-offs. If the servicer inaccurately forecasts electricity usage or demand or the number of customers in certain customer classes, or underestimates customer delinquencies or charge-offs when setting or adjusting the energy transition charges, there could be a shortfall or a material delay in energy transition charge collections, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the Series A Bonds. See “The Servicing Agreement — True-Up Adjustment Process.”
Inaccurate forecasting of electricity usage or demand by the servicer could result from, among other things:
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unanticipated weather or economic conditions, resulting in less electricity usage or demand than forecasted;

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general economic conditions, including the economic downturn caused by the COVID-19 pandemic being worse than expected, or the impacts of inflation, causing customers to migrate from PNM’s service territory or reduce their electricity usage or demand;

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the occurrence of a natural disaster, such as a blizzard or wind storm, or an act of war or terrorism, cyber-attacks, or other catastrophic event, including pandemics, unexpectedly disrupting electrical service and reducing electricity usage or demand;

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unanticipated changes in the market structure of the electric industry;

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large customers unexpectedly ceasing business or departing PNM’s service territory;

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dramatic and unexpected changes in energy prices resulting in decreased electricity usage;

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customers consuming less electricity than anticipated because of increased energy prices, unanticipated increases in conservation efforts or unanticipated increases in electric consumption efficiency;

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differences or changes in forecasting methodology; or

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customers switching to alternative sources of energy, including self-generation or co-generation of electric power in some cases without using PNM’s transmission or distribution system. Self-generators that receive no electric delivery service from PNM are not liable for the energy transition charges. The Energy Transition Act and the Financing Order do not provide for exit fees to be charged to any customers that might leave the grid to self-generate.

Inaccurate forecasting of delinquencies or charge-offs by the servicer could result from, among other things:
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unexpected deterioration of the economy, the occurrence of a natural disaster, an act of war or terrorism or other catastrophic events, including pandemics, causing greater charge-offs than expected or forcing PNM or a successor distribution utility to grant additional payment relief to more customers;

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an unexpected change in law or actions taken by the NMPRC that make it more difficult for PNM or a successor distribution utility to disconnect nonpaying customers or that requires PNM or a successor distribution utility to apply more lenient credit standards in accepting customers; or

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the introduction into the energy markets, as a result of a fundamental change in the regulation of electric utilities in New Mexico, of less creditworthy alternative energy suppliers that are permitted to collect payments arising from the energy transition charges, but who may fail to remit collections to the servicer in a timely manner.

The impacts of COVID-19, high inflation, actions by the Federal Reserve to address inflationary concerns or other market conditions, geopolitical activity and the resulting impact on business and economic conditions could negatively affect PNM’s ability to collect and service the Energy Transition Charges and might reduce scheduled payments on the Series A Bonds.
Continued supply chain issues that were initially experienced during the COVID-19 pandemic, high inflation, actions by the Federal Reserve to address inflationary concerns or other market conditions, geopolitical activity and the resulting impact on the economy and financial markets could adversely affect PNM’s business, results of operations, financial condition, cash flows and access to capital markets and, in turn, its ability to service the energy transition charges. These effects could adversely impact PNM by, among other things, (i) reducing usage and/or demand for electricity by PNM’s customers, (ii) causing delays and disruptions in the availability of and timely delivery of materials and components used in PNM’s operations, (iii) causing a deterioration in the credit quality of PNM’s customers; and (iv) causing other unpredictable events.
In addition, the New Mexico legislature or the NMPRC may take additional actions in the future in response to COVID-19 or any future pandemic, such as temporary suspension of disconnections and late payment fees for nonpayment of utility bills. In addition, COVID-19 or any future pandemic may impact PNM’s ability to maintain operations at the same level as it was able to prior the pandemic. For instance, a large portion of PNM’s employees may be unable to perform their job functions due to illness, family illness, quarantine requirements, social distancing, telework requirements and other impacts of a pandemic. Any of these factors could adversely affect the timing of collection of energy transition charges. As a consequence, there could be a shortfall or material delay in collections of energy transition charges, which might result in missed or delayed payments of principal and interest and lengthened weighted average life of the Series A bonds and downgrade of the credit rating on the Series A Bonds.
Your investment in the Series A Bonds depends on PNM or its successors or assignees acting as servicer of the energy transition property.
PNM, as servicer, will be responsible for, among other things, calculating, billing, collecting and posting the energy transition charges from customers, submitting requests to the NMPRC to adjust these charges, monitoring the collateral for the Series A Bonds and taking certain actions in the event of non-payment by a customer. The indenture trustee’s receipt of collections in respect of the energy transition charges, which will be used to make payments on the Series A Bonds, will depend in part on the skill and diligence of the servicer in performing these functions. The systems that the servicer has in place for energy transition charge billings, collections and postings, as the same may be modified by any applicable current or future NMPRC regulations, might, in particular circumstances, cause the servicer to experience difficulty in performing these functions in a timely and accurate manner. If the servicer fails to make collections for any reason, then the servicer’s payments to the indenture trustee in respect of the energy transition charges might be delayed or reduced. In that event, the issuing entity’s payments on the Series A Bonds might be delayed or reduced.
Changes to billing, collection and posting practices might reduce the value of your investment in the Series A Bonds.
The Financing Order specifies the methodology for determining the amount of the energy transition charges the issuing entity may impose. The servicer may not change this methodology without approval of the NMPRC. However, subject to any required NMPRC approval, the servicer may set its own billing, collection and posting arrangements with customers from whom it collects energy transition charges, provided that these arrangements comply with any applicable NMPRC customer safeguards and the provisions of the servicing agreement. For example, to recover part of an outstanding bill, the servicer may agree to compromise amounts due or to extend a customer’s payment schedule, including the energy transition charges, so long as such action is in accordance with the servicer’s existing collection policies and complies in all material respects with applicable law. Also, subject to any required NMPRC approval, the servicer may change billing, collection and posting practices, which might adversely impact the timing and amount of customer payments and might reduce energy transition charge collections, thereby limiting the issuing entity’s ability to make scheduled payments on the Series A Bonds. Separately, the NMPRC might require changes to these practices. Any changes in billing, collection and posting practices or regulations might make it more difficult for the servicer to collect the energy transition charges and adversely affect the value of your investment in the Series A Bonds.
Cyberattacks and data security breaches could adversely affect the business of PNM and its ability to service the energy transition charges.
PNM faces the risk of physical and cybersecurity attacks, both threatened and actual, against generation facilities, transmission and distribution infrastructure, information technology systems, and network infrastructure, which could negatively impact the ability of PNM to generate, transport, and deliver power, or otherwise operate facilities in the most efficient manner or at all.
The utility industry in which PNM operates is a highly regulated industry that requires the continued operation of sophisticated information technology systems and network infrastructure, some of which are deemed to be critical infrastructure under North American Electric Reliability Corporation guidelines. Certain of PNM’s systems are interconnected with external networks. In the regular course of business, PNM handles a range of sensitive security and customer information. PNM is subject to the rules of various agencies and the laws of various states, concerning safeguarding and maintaining the confidentiality of this information. Cyberattacks regularly occur, and generally are unsuccessful. Those few events that are successful do not generally result in significant or consequential business impacts. However, despite steps the PNM may take to detect, mitigate and/or eliminate threats and respond to security incidents, the techniques used by those who wish to obtain unauthorized access, and possibly disable or sabotage systems and/or abscond with information and data, change frequently and PNM may not be able to protect against all such actions.
In the event that a capable adversary attacks PNM’s computer and operating systems, despite the best efforts of PNM, the generation, transmission, or distribution of electrical services could be degraded or disrupted, and customer information, business records, or other sensitive data could be lost, destroyed, or released outside of PNM’s control. Further, PNM’s use of technologies manufactured by third parties may be subject to espionage activities and cyberattack of the third party resulting in losses outside of the control of the company. Although PNM has implemented security measures to identify, prevent, detect, respond to, and recover from cyber and physical security events and supply chain disruptions, critical infrastructure, including information and operational technology systems, are vulnerable to disability, failures, or unauthorized access, which could occur as a result of malicious compromise, employee error, and/or employee misconduct or supply compromise. A successful physical or cybersecurity attack or other similar failure of the systems could impact the reliability of PNM’s generation, transmission and distribution systems, including the possible unauthorized shutdown of facilities. Such an event could lead to disruptions of business operations, including PNM’s ability to generate, transport, and deliver power to serve customers, to bill customers, and to process other financial information. A breach of PNM’s information systems could also lead to the loss and destruction of confidential and proprietary data, personally identifiable information, trade secrets, intellectual property and supplier data, and could disrupt business operations which could harm PNM’s reputation and financial results, as well as potential increased regulatory oversight, litigation, fines, and other remedial action. The costs incurred to investigate and remediate a physical or cybersecurity attack could be significant.
A significant physical or cybersecurity attack on PNM’s critical infrastructure could have an adverse impact on the operations, reputation and financial condition of PNM and, in turn, its ability to service the energy transition charges.

If the issuing entity needs to replace PNM as the servicer, the issuing entity may experience difficulties finding and using a replacement servicer.
Under certain circumstances, PNM may resign as servicer, or the indenture trustee or certain bondholders may remove PNM as servicer. See “The Servicing Agreement — Matters Regarding the Servicer” and “— Rights Upon a Servicer Default.” If PNM ceases to service the energy transition property related to the Series A Bonds, it might be difficult to find a successor servicer. Also, any successor servicer might have less experience and ability than PNM and might experience difficulties in collecting energy transition charges and determining appropriate adjustments to the energy transition charges and billing and/or payment arrangements may change, resulting in delays or disruptions of collections. A successor servicer might only be willing to perform such services for fees higher than those approved in the Financing Order or might charge fees that, although permitted under the Financing Order, are substantially higher than the fees paid to PNM as servicer. Although a true-up adjustment would be required to allow for the increase in fees, there could be a gap between the incurrence of those fees and the implementation of the true-up adjustment to adjust for that increase that might adversely affect payments to bondholders. In addition, in the event of the commencement of a case by or against the servicer under the Title 11 of the United States Code, or the Bankruptcy Code, or similar laws, the issuing entity and the indenture trustee might be prevented from effecting a transfer of servicing due to operation of the Bankruptcy Code. Any of these factors might delay the timing of payments and reduce the value of your investment.
In addition to the above, it is possible that PNM may, in the future, cause other subsidiaries to issue other securities, similar to the Series A Bonds, that are backed by charges owing from customers or similar types of property. PNM has covenanted in the sale agreement that, in the event of any issuance of that sort, it will enter into an intercreditor agreement with the indenture trustee and the trustees for those other issuances. These provisions could impair the ability of the indenture trustee to appoint a successor servicer in the event of a servicer default.
It might be difficult for successor servicers to collect the energy transition charges from PNM’s customers.
Any successor servicer may bring an action against a customer for non-payment of the energy transition charge, but only a successor servicer that is a successor electric utility may terminate electric service for failure to pay the energy transition charge. A successor servicer that does not have the threat of termination of electric service available to enforce payment of the energy transition charge would need to rely on the successor electric utility to threaten to terminate service for nonpayment of other portions of monthly electric utility bills. This inability might result in higher delinquencies and reduce the value of your investment.
Risk Associated with the Unusual Nature of the Energy Transition Property
Foreclosure of the indenture trustee’s lien on the energy transition property for the Series A Bonds might not be practical, and acceleration of the Series A Bonds before maturity might have little practical effect.
Under the Energy Transition Act and the indenture, the indenture trustee or the bondholders have the right to foreclose or otherwise enforce the lien on the energy transition property securing the Series A Bonds. However, in the event of foreclosure, there is likely to be a limited market, if any, for the energy transition property. Therefore, foreclosure might not be a realistic or practical remedy. Moreover, although principal of the Series A Bonds will be due and payable upon acceleration of the Series A Bonds before maturity, energy transition charges likely would not be accelerated and the nature of the issuing entity’s business will result in principal being paid as funds become available. If there is an acceleration of the Series A Bonds, all tranches of the Series A Bonds will be paid pro rata; therefore, some tranches might be paid earlier than expected and some tranches might be paid later than expected.
Risks Associated with Natural Disasters
Storm damage to PNM’s operations might impair payment of the Series A Bonds.
Severe weather, such as winter storms and wind storms, and other natural disasters may cause outages and property damage. The potential disruption of PNM’s operations due to storms, natural disasters or other catastrophic events could be substantial. Generation, transmission, distribution and usage and demand of electricity might be interrupted temporarily, reducing the collections of energy transition charges. There might be longer-lasting weather-related adverse effects on residential and commercial development and economic activity in the PNM service area, which could cause the per-kWh energy transition charges to be greater than expected. Legislative action adverse to the bondholders might be taken in response, and such legislation, if challenged as a violation of the New Mexico state pledge, might be defended on the basis of public necessity. Please read “The Energy Transition Act and the Financing Order” and “Risk Factors — Risks Associated with Potential Judicial, Legislative or Regulatory Actions — Future New Mexico legislative action might attempt to invalidate the Series A Bonds or the energy transition property and reduce the value of your investment” in this prospectus.
Risks Associated with Potential Bankruptcy Proceedings of the Seller or the Servicer
For a more detailed discussion of the following bankruptcy risks, please read “How a Bankruptcy May Affect Your Investment” in this prospectus.
The servicer will commingle the energy transition charges with other revenues it collects, which might obstruct access to the energy transition charges in case of the servicer’s bankruptcy and reduce the value of your investment in the Series A Bonds.
The servicer will be required to remit estimated energy transition charge collections to the indenture trustee no later than the second servicer business day of receipt. Prior to remitting such funds to the indenture trustee, the servicer will not segregate energy transition charge collections from the other funds it collects from customers or its general funds. The energy transition charge collections will be estimated and segregated only when the servicer remits them to the indenture trustee.
Despite this requirement, the servicer might fail to remit the full amount of the energy transition charges payable to the indenture trustee or might fail to do so on a timely basis. This failure, whether voluntary or involuntary, might materially reduce the amount of energy transition charge collections available to make payments on the Series A Bonds.
Absent a default under the servicing agreement, PNM will be permitted to remit estimated energy transition charge collections to the indenture trustee. While PNM will be responsible for identifying and calculating the actual amount of energy transition charge collections in the event of a default under the servicing agreement, it may be difficult for PNM to identify such charges, given existing limitations in its billing system.
The Energy Transition Act provides that the priority of a lien and security interest perfected in the energy transition property securing the Series A Bonds is not impaired by the commingling of the funds arising from the energy transition charges with any other funds. In a bankruptcy of the servicer, however, a bankruptcy court might rule that federal bankruptcy law takes precedence over the Energy Transition Act and might decline to recognize the issuing entity’s right to collections of the energy transition charges that are commingled with other funds of the servicer as of the date of bankruptcy. If so, the collections of the energy transition charges held by the servicer as of the date of bankruptcy would not be available to pay amounts owing on the Series A Bonds. In this case, the issuing entity would have only a general unsecured claim against the servicer for those amounts. This decision could cause material delays in payments of principal or interest, or losses, on your Series A Bonds and could materially reduce the value of your investment in the Series A Bonds.
Bankruptcy of PNM or any successor or assignee could result in losses or delays in payments on the Series A Bonds.
The seller will represent and warrant in the sale agreement that the transfer of the energy transition property to the issuing entity under that sale agreement is a valid sale and assignment of that energy transition property from the seller to the issuing entity. The seller will also represent, warrant, and covenant that it will take the appropriate actions under the Energy Transition Act to perfect this sale. The Energy Transition Act provides that the transactions described in the sale agreement shall constitute a sale of the energy transition property to the issuing entity, and the seller and the issuing entity will treat the transaction as a sale under applicable law, although for financial reporting and tax reporting purposes the transaction will be treated as debt of the seller. If the seller were to become a debtor in a bankruptcy case, and a party in interest (including the seller itself) were to take the position that the sale of the energy transition property to the issuing entity should be recharacterized as the grant of a security interest in such energy transition property to secure a borrowing of the seller, delays or reductions in payments on the Series A Bonds could result.
Pursuant to the Energy Transition Act and the Financing Order, upon the sale of the energy transition property, the energy transition property is created as a current property right, and it thereafter continuously exists as property for all purposes. Nonetheless, if the seller were to become the debtor in a bankruptcy case, a party in interest (including the seller itself) may take the position that, because the energy transition charges are usage-based charges, the energy transition property comes into existence only as consumers use electricity. If a court were to adopt this position, no assurance can be given that the court would not also rule that any energy transition property relating to electricity consumed after the commencement of the seller’s bankruptcy case was not required to be transferred to the issuing entity, thus resulting in delays or reductions of payments on the Series A Bonds.
A bankruptcy court generally follows state property law on issues such as those addressed by the provisions described above. However, a bankruptcy court has authority not to follow state law if it determines that the state law is contrary to a paramount federal bankruptcy policy or interest. If a bankruptcy court in a bankruptcy of PNM refused to enforce one or more of the state property law provisions described above for this reason, the effect of this decision on you as a bondholder would be similar to the treatment you would receive in a bankruptcy of PNM if the Series A Bonds had been issued directly by PNM. A decision by the bankruptcy court that, despite the separateness of the issuing entity from PNM, the assets and liabilities of the issuing entity and those of PNM should be substantively consolidated would have a similar effect on you as a bondholder.
The issuing entity has taken steps together with PNM, as the seller, to reduce the risk that in the event PNM or an affiliate of PNM were to become the debtor in a bankruptcy case, a court would order that the assets and liabilities of the issuing entity would be substantively consolidated with those of PNM or an affiliate. Such steps include, without limitation, provisions in the limited liability company agreement of the issuing entity concerning entity separation and requiring an independent manager. Nonetheless, these steps might not be completely effective, and thus if PNM or an affiliate of PNM were to become a debtor in a bankruptcy case, a court may order that the assets and liabilities of the issuing entity be substantively consolidated with those of PNM or the affiliate. This might cause material delays in payment of, or losses on, your Series A Bonds and might materially reduce the value of your investment in the Series A Bonds. For example:
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without permission from the bankruptcy court, the indenture trustee might be prevented from taking actions against PNM or recovering or using funds on your behalf or replacing PNM as the servicer;

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the bankruptcy court might order the indenture trustee to exchange the energy transition property for other property of lower value;

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tax or other government liens on PNM’s property might have priority over the indenture trustee’s lien and might be paid from collections of energy transition charges before payments on your Series A Bonds;

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the indenture trustee’s lien might not be properly perfected in collections of energy transition charges prior to or as of the date of PNM’s bankruptcy, with the result that the Series A Bonds would represent only general unsecured claims against PNM;

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the bankruptcy court might rule that neither the issuing entity’s property interest nor the indenture trustee’s lien extends to energy transition charges in respect of electricity consumed after the commencement of PNM’s bankruptcy case, with the result that your Series A Bonds would represent only general unsecured claims against PNM;

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the issuing entity and PNM might be relieved of the obligation to make any payments on your Series A Bonds during the pendency of the bankruptcy case and might be relieved of any obligation to pay interest accruing after the commencement of the bankruptcy case;

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PNM might be able to alter the terms of the Series A Bonds as part of its plan of reorganization;

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the bankruptcy court might rule that the energy transition charges should be used to pay, or the issuing entity should be charged for, a portion of the cost of providing electric service; or

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the bankruptcy court might rule that the remedy provisions of the sale agreement are unenforceable, leaving the issuing entity with an unsecured claim of actual damages against PNM that may be difficult to prove or, if proven, to collect in full.

Furthermore, if PNM enters bankruptcy proceedings, it might be permitted to stop acting as servicer, and it may be difficult to find a third party to act as successor servicer. The failure of the servicer to perform its duties or the inability to find a successor servicer might cause payment delays or losses on your investment in the Series A Bonds. Also, the mere fact of a servicer or seller bankruptcy proceeding might have an adverse effect on the resale market for the Series A Bonds and on the value of the Series A Bonds.
The sale of the energy transition property might be construed as a financing and not a sale in a case of PNM’s bankruptcy which might delay or limit payments on the Series A Bonds.
The Energy Transition Act provides that the characterization of a transfer of the energy transition property as a sale or other absolute transfer will not be affected or impaired by treatment of the transfer as a financing for federal or state tax purposes or financial reporting purposes. The issuing entity and PNM will treat the transaction as a sale under applicable law, although for financial reporting and income and franchise tax purposes the transaction is intended to be treated as a financing. In the event of a bankruptcy of PNM, a party in interest in the bankruptcy might assert that the sale of the energy transition property to the issuing entity was a financing transaction and not a “sale or other absolute transfer” and that the treatment of the transaction for financial reporting and tax purposes as a financing and not a sale lends weight to that position. If a court were to characterize the transaction as a financing, the issuing entity expects that it would, on behalf of the issuing entity and the indenture trustee, be treated as a secured creditor of PNM in the bankruptcy proceedings, although a court might determine that the issuing entity only has an unsecured claim against PNM. Even if the issuing entity had a security interest in the energy transition property, the issuing entity would not likely have access to the related energy transition charge collections during the bankruptcy and would be subject to the risks of a secured creditor in a bankruptcy case, including the possible bankruptcy risks described in the immediately preceding risk factor. As a result, repayment of the Series A Bonds might be significantly delayed and a plan of reorganization in the bankruptcy might permanently modify the amount and timing of payments to the issuing entity of the related energy transition charge collections and therefore the amount and timing of funds available to the issuing entity to pay bondholders.
If the servicer enters bankruptcy proceedings, the payment of energy transition charges by the servicer prior to the date of bankruptcy might constitute preferences, which means these funds might be unavailable to pay amounts owing on the Series A Bonds.
In the event of a bankruptcy of the servicer, a party in interest might take the position that the remittance of funds prior to bankruptcy of the servicer, pursuant to the servicing agreement, constitutes a preference under bankruptcy law if the remittance of those funds was deemed to be paid on account of a preexisting debt. If a court were to hold that the remittance of funds constitutes a preference, any such remittance within 90 days of the filing of the bankruptcy petition could be avoidable, and the funds could be required to be returned to the bankruptcy estate of the servicer. To the extent that energy transition charges have been commingled with the general funds of the servicer, the risk that a court would hold that a remittance of funds was a preference would increase. Also, if the issuing entity is considered an “insider” of the servicer, any such remittance made within one year of the filing of the bankruptcy petition could be avoidable as well if the court were to hold that such remittance constitutes a preference. In either case, the issuing entity or the indenture trustee would merely be an unsecured creditor of the servicer. If any funds were required to be returned to the bankruptcy estate of the servicer, the issuing entity would expect that the amount of any future energy transition charges would be increased through the statutory true-up adjustments to recover such amount, though this would not eliminate the risk of payment delays or losses on your investment in the Series A Bonds.

Claims against PNM or any successor seller might be limited in the event of a bankruptcy of the seller.
If the seller were to become a debtor in a bankruptcy case, claims, including indemnity claims, by the issuing entity against the seller under the sale agreement and the other documents executed in connection with the sale agreement would be unsecured claims and would be adjudicated in the bankruptcy case. In addition, the bankruptcy court might estimate any contingent claims that the issuing entity has against the seller and, if it determines that the contingency giving rise to these claims is unlikely to occur, estimate the claims at a lower amount. A party in interest in the bankruptcy of the seller might challenge the enforceability of the indemnity provisions in the sale agreement. If a court were to hold that the indemnity provisions were unenforceable, the issuing entity would be left with a claim for actual damages against the seller based on breach of contract principles, which would be subject to estimation and/or calculation by the court. The issuing entity cannot give any assurance as to the result if any of the above-described actions or claims were made. Furthermore, the issuing entity cannot give any assurance as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving the seller.
The bankruptcy of PNM or any successor seller might limit the remedies available to the indenture trustee.
Upon an event of default for the Series A Bonds under the indenture, the Energy Transition Act permits the indenture trustee to enforce the security interest in the energy transition property, as well as the statutory lien created by the Energy Transition Act, in accordance with the terms of the indenture. In this capacity, and pursuant to the Energy Transition Act and the Financing Order, the indenture trustee is permitted to request a court to order the sequestration and payment to bondholders of all revenues arising with respect to the energy transition property. There can be no assurance, however, that a court would issue this order, after a PNM bankruptcy in light of the automatic stay provisions of Section 362 of the Bankruptcy Code. In that event, the indenture trustee would be required to seek an order from the bankruptcy court lifting the automatic stay to permit this action by the court. There can be no assurance that the bankruptcy court would lift the stay and/or the court would issue the sequestration and payment order.
Other Risks Associated with the Purchase of the Series A Bonds
PNM’s obligation to indemnify the issuing entity for a breach of a representation or warranty might not be sufficient to protect your investment.
PNM will be obligated under the sale agreement to indemnify the issuing entity and the indenture trustee, for itself and on behalf of the bondholders, only in specified circumstances and will not be obligated to repurchase any energy transition property in the event of a breach of any of its representations, warranties or covenants regarding the energy transition property. Similarly, PNM will be obligated under the servicing agreement to indemnify the issuing entity and the indenture trustee, for itself and on behalf of the bondholders only in specified circumstances. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus.
Neither the indenture trustee nor the bondholders will have the right to accelerate payments on the Series A Bonds as a result of a breach under the sale agreement or servicing agreement, absent an event of default under the indenture as described in “Description of the Series A Bonds — Events of Default; Rights Upon Event of Default.” Furthermore, PNM might not have sufficient funds available to satisfy its indemnification obligations under these agreements, and the amount of any indemnification paid by PNM might not be sufficient for you to recover all of your investment in the Series A Bonds. In addition, if PNM becomes obligated to indemnify bondholders, the ratings on the Series A Bonds might be downgraded as a result of the circumstances causing the breach and the fact that bondholders will be unsecured creditors of PNM with respect to any of these indemnification amounts. PNM will not indemnify any person for any loss, damages, liability, obligation, claim, action, suit or payment resulting solely from a downgrade in the ratings on the Series A Bonds, or for any consequential damages, including any loss of market value of the Series A Bonds resulting from a default or a downgrade of the ratings of the Series A Bonds. Please read “The Sale Agreement — Seller Representations and Warranties” and “— Indemnification” in this prospectus.
The Series A Bonds will be issued in multiple tranches.
The Series A Bonds are being issued by the issuing entity in three different tranches. Energy transition charges collected by PNM for the benefit of the issuing entity will be allocated among the tranches of Series A

Bonds as set forth in the expected amortization schedule and the priority of payments set forth under “Security for the Series A Bonds — How Funds in the Collection Account will be Allocated” in this prospectus. However, the issuing entity cannot assure you that the existence of multiple tranches of Series A Bonds would not cause reductions or delays in payment on your Series A Bonds. In addition, some matters relating to the Series A Bonds may require the vote of the holders of all tranches of the Series Bonds. Your interests in these votes might conflict with the interests of the beneficial owners of Series A Bonds of another tranche and therefore these votes could result in an outcome that is materially unfavorable to you.
PNM may cause the issuance of additional energy transition bonds through the issuing entity or may cause the issuance of additional energy transition bonds or other similar bonds through another affiliated entity in the future.
The issuing entity may, at its sole discretion, but subject to conditions set forth in its organizational documents and the indenture, acquire additional energy transition property created under a separate financing order of the NMPRC, and issue additional energy transition bonds under a separate indenture supported by such additional energy transition property without your prior review or approval. In addition, PNM may in its sole discretion sell additional energy transition property or property similar to the energy transition property, created by a separate financing order to one or more entities other than the issuing entity in connection with the issuance of additional energy transition bonds or obligations similar to the Series A Bonds without your prior review or approval. Please read “Description of the Series A Bonds — Conditions of Issuance of Additional Energy Transition Bonds and Acquisition of Additional Energy Transition Property by the Issuing Entity” and “Security for the Series A Bonds — Issuance of Additional Energy Transition Bonds or Similar Bonds”.
Any new issuance would be offered separately and may include terms and provisions that would be unique to that particular issuance. The issuing entity may not issue additional energy transition bonds unless the rating agency condition is satisfied. In addition, PNM has covenanted in the sale agreement that the satisfaction of the rating agency condition and the execution and delivery of an intercreditor agreement are condition precedents to the sale of additional energy transition property under the Energy Transaction Act or other property consisting of charges similar to the energy transition charges under another similar law, as the case may be, to another entity. Please read “Security for the Series A Bonds — Issuance of Additional Energy Transition Bonds or Similar Bonds” and “Sale Agreement — Covenants of the Seller” in this prospectus.
In the event a consumer does not pay in full all amounts owed under any bill, including energy transition charges, PNM, as servicer, is required under the Financing Order to allocate any resulting shortfalls in energy transition charges ratably based on the amounts of energy transition charges owing in respect of the Series A Bonds and amounts owing in respect of any additional energy transition bonds. However, if a dispute arises with respect to the allocation of such energy transition charges or other delays occur on account of the administrative burdens of making such allocation, the issuing entity cannot assure you that any new issuance would not cause reductions or delays in payment of your Series A Bonds.
In addition, actions taken by the holders of one or more series of additional energy transition bonds and additional other similar bonds might conflict with the interests of the beneficial owners of the Series A Bonds, and could result in an outcome that is materially unfavorable to you.
The credit ratings are no indication of the expected rate of payment of principal on the Series A Bonds.
The issuing entity expects the Series A Bonds will receive credit ratings from at least two nationally recognized statistical rating organizations (NRSRO). A rating is not a recommendation to buy, sell or hold the Series A Bonds. The ratings merely analyze the probability that the issuing entity will repay the total principal amount of the Series A Bonds at the final maturity date (which is later than the scheduled final payment date) and will make timely interest payments. The ratings are not an indication that the rating agencies believe that principal payments are likely to be paid on time according to the expected amortization schedule.
Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the Series A Bonds. As a result, a NRSRO other than a NRSRO hired by the sponsor (a hired NRSRO) may issue ratings on the Series A Bonds (“unsolicited ratings”), which may be lower, and could be significantly lower, than the ratings assigned by the hired NRSROs. The unsolicited ratings may be issued prior to, or after, the closing date in respect of the Series A Bonds. Issuance of any unsolicited rating will not affect the issuance of the Series A Bonds. Issuance of an unsolicited rating lower than the ratings assigned by the hired NRSRO on the Series A Bonds might adversely affect the value of the Series A Bonds and, for regulated entities, could affect the status of the Series A Bonds as a legal investment or the capital treatment of the Series A Bonds. Investors in the Series A Bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO. None of PNM, the issuing entity, the underwriters or any of their affiliates will have any obligation to inform you of any unsolicited ratings assigned after the date of this prospectus. In addition, if either the issuing entity or PNM fail to make available to a non-hired NRSRO any information provided to any hired rating agency for the purpose of assigning or monitoring the ratings on the Series A Bonds, a hired NRSRO could withdraw its ratings on the Series A Bonds, which could adversely affect the market value of your Series A Bonds and/or limit your ability to resell your Series Bonds.
The Series A Bonds’ credit ratings might affect the market value of your Series A Bonds.
A downgrading of the credit ratings of the Series A Bonds might have an adverse effect on the market value of the Series A Bonds. Credit ratings might change at any time and a NRSRO has the authority to revise or withdraw its rating based solely upon its own judgment. In addition, any downgrade in the credit ratings of the Series A Bonds may result in the Series A Bonds becoming ineligible to be held by certain funds or investors, which may require such investors to liquidate their investment in the Series A Bonds and result in lower prices and a less liquid trading market for the Series A Bonds.
Technological change might make alternative energy sources more attractive in the future.
Technological developments and/or tax or other economic incentives might result in the introduction of economically attractive, more fuel-efficient, more environmentally-friendly and/or more cost-effective alternatives to purchasing electricity through a utility’s distribution facilities for increasing numbers of retail customers. Manufacturers of self-generation facilities may develop smaller-scale, more fuel-efficient on-site generating and/or storage units that can be cost-effective options for a greater number of retail customers. Moreover, an increase in self-service power may result if extreme weather conditions result in shortages of grid-supplied energy or if other factors cause grid-supplied energy to be less reliable. Technological developments might allow greater numbers of retail customers to reduce or even altogether avoid the energy transition charges under such provisions through on-site generation and storage. This might reduce the kilowatt-hours of electric energy delivered to retail customers by means of PNM’s distribution facilities, thereby causing energy transition charges to the remaining retail customers to increase.
The absence of a secondary market for the Series A Bonds might limit your ability to resell your Series A Bonds.
The underwriters for the Series A Bonds might assist in resales of the Series A Bonds, but they are not required to do so. A secondary market for the Series A Bonds might not develop, and the issuing entity does not expect to list the Series A Bonds on any securities exchange. If a secondary market does develop, it might not continue or there might not be sufficient liquidity to allow you to resell any of your Series A Bonds. Please read “Plan of Distribution” in this prospectus.
You might receive principal payments for the Series A Bonds later than you expect.
The amount and the rate of collection of the energy transition charges for the Series A Bonds, together with the related true-up adjustments to those charges, will generally determine whether there is a delay in the scheduled repayments of bond principal. A failure to pay principal as anticipated in the expected amortization schedule is not an event of default under the indenture.

PNM’s credit ratings might affect the market value of your Series A Bonds.
Although PNM is not an obligor on the bonds, a downgrading of PNM’s current credit ratings might have an adverse effect, at least temporarily, on the market value of the Series A Bonds. Credit ratings might change at any time. A rating agency has the authority to revise or withdraw its rating based solely upon its own judgment.
Regulatory provisions affecting certain investors could adversely affect the price and liquidity of the Series A Bonds.
European Union (EU) legislation comprising Regulation (EU) 2017/2402 of 12 December 2017 (as amended, the EU Securitization Regulation) together with any guidance published in relation thereto by the European Banking Authority, the European Securities and Markets Authority, the European Insurance and Occupational Pensions Authority or the European Commission and any relevant regulatory and/or implementing technical standards adopted by the European Commission in relation thereto or to precedent legislation (together, the European Securitization Rules) imposes certain restrictions and obligations with regard to securitisations (as such term is defined for purposes of the EU Securitization Regulation). The European Securitization Rules are in force throughout the EU in respect of securitisations the securities of which were issued (or the securitisation positions of which were created) on or after January 1, 2019.
Pursuant to Article 5 of the European Securitization Rules, EU Institutional Investors, prior to investing in, (or otherwise holding an exposure to) a securitisation (as so defined) other than the originator, sponsor or original lender (each as defined in the EU Securitization Regulation), must, amongst other things, (a) where the originator or original lender is established in a third country (that is, not within the EU or the EEA), verify that the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness, (b) verify that the originator, sponsor or original lender retains on an ongoing basis a material net economic interest which, in any event, shall not be less than 5% in the securitisation, determined in accordance with Article 6 of the EU Securitization Regulation, and discloses that risk retention to such EU Institutional Investors in accordance with Article 7 of the EU Securitization Regulation, and (c) verify that the originator, sponsor or relevant securitisation special purpose entity (SSPE) has, where applicable, made available information as required by Article 7 of the EU Securitization Regulation in accordance with the frequency and modalities provided for in that Article (which sets out transparency requirements for originators, sponsors and SSPEs), and (d) carry out a due-diligence assessment which enables the institutional investor to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures, and (ii) all the structural features of the securitisation that can materially impact the performance of the securitisation position. EU Institutional Investors include: (a) insurance undertakings and reinsurance undertakings as defined in Directive 2009/138/EC, as amended; (b) institutions for occupational retirement provision falling within the scope of Directive (EU) 2016/2341 (subject to certain exceptions), and certain investment managers and authorized entities appointed by such institutions; (c) alternative investment fund managers as defined in Directive 2011/61/EU which manage and/or market alternative investment funds in the EU; (d) certain internally-managed investment companies authorized in accordance with Directive 2009/65/EC, and managing companies as defined in that Directive; (e) credit institutions as defined in Regulation (EU) No 575/2013 (CRR) (and certain consolidated affiliates thereof); and (f) investment firms as defined in CRR (and certain consolidated affiliates thereof).
With respect to the United Kingdom (UK), relevant UK established or UK regulated persons (as described below) are subject to the restrictions and obligations of the EU Securitization Regulation directly applicable in the UK adopted as part of UK domestic law by operation of the European Union (Withdrawal) Act 2018 as amended by the European Union (Withdrawal) Act 2020 (as amended, the EUWA), and as amended by the Securitisation (Amendment) (EU Exit) Regulations 2019 (together with the EUWA, the EU Exit Regulations), (the UK Securitization Regulation) and as further amended from time to time.
The UK Securitization Regulation, together with (a) all applicable binding secondary legislation, technical standards or implementing technical standards made under the UK Securitization Regulation (in each case, as amended, varied or substituted from time to time), (b) any EU regulatory technical standards or implementing technical standards relating to the EU Securitization Regulation (including such regulatory technical standards or implementing technical standards) that are applicable and binding in the UK pursuant to EU Exit Regulations and subject to any transitional directions from the Financial Conduct Authority (the FCA), (c) all relevant guidance, policy statements or directions relating to the application of the UK Securitization Regulation (or any binding technical standards) published by the FCA, the Bank of England, the UK pensions regulator (the “Pensions Regulator”) and/or the Prudential Regulation Authority (the PRA) or any other UK regulator (or their successors), (d), any other transitional direction and any transitional relief of the FCA, the Bank of England, the PRA, the Pensions Regulator (or their successors) and (e) any other applicable laws, acts, statutory instruments, rules, guidance or policy statements published or enacted relating to the UK Securitization Regulation, in each case, as may be further amended, supplemented or replaced, from time to time, are referred to in this prospectus as the UK Securitization Rules.
Article 5 of the UK Securitization Regulation places certain conditions on investments in a “securitisation” (as defined in the UK Securitization Regulation) by a UK Institutional Investor. UK Institutional Investors include: (a) an insurance undertaking as defined in section 417(1) of the Financial Services And Markets Act 2000 (as amended, the FSMA); (b) a reinsurance undertaking as defined in section 417(1) of the FSMA; (c) an occupational pension scheme as defined in section 1(1) of the Pension Schemes Act 1993 that has its main administration in the UK, or a fund manager of such a scheme appointed under section 34(2) of the Pensions Act 1995 that, in respect of activity undertaken pursuant to that appointment, is authorized for the purposes of section 31 of the FSMA; (d) an alternative investment fund manager as defined in regulation 4(1) of the Alternative Investment Fund Managers Regulation 2013 that markets or manages alternative investments funds (as defined in regulation 3 of the Alternative Investment Fund Managers Regulation 2013) in the UK; (e) a management company as defined in section 237(2) of the FSMA; (f) an undertaking for collective investment in transferable securities as defined by section 236A of the FSMA, which is an authorized open ended investment company as defined in section 237(3) of the FSMA; and (g) a CRR firm as defined in Regulation (EU) No 575/2013, as it forms part of UK domestic law by virtue of the EU Exit Regulations (and certain consolidated affiliates thereof).
Prior to investing in (or otherwise holding an exposure to) a “securitisation position” (as defined in the UK Securitization Regulation), a UK Institutional Investor, other than the originator, sponsor or original lender (each as defined in the UK Securitization Regulation), must, among other things: (a) verify that, where the originator or original lender is established in a third country (i.e. not within the UK), the originator or original lender grants all the credits giving rise to the underlying exposures on the basis of sound and well-defined criteria and clearly established processes for approving, amending, renewing and financing those credits and has effective systems in place to apply those criteria and processes to ensure that credit-granting is based on a thorough assessment of the obligor’s creditworthiness; (b) verify that, if established in the third country (i.e. not within the UK), the originator, sponsor or original lender retains on an ongoing basis a material net economic interest that, in any event, shall not be less than 5%, determined in accordance with Article 6 of the UK Securitization Regulation, and discloses the risk retention to the affected UK Institutional Investors; (c) verify that, where established in a third country (i.e. not within the UK), the originator, sponsor or relevant securitisation special purpose entity, where applicable, made available information that is substantially the same as that which it would have made available under Article 7 of the UK Securitization Regulation (which sets out certain transparency requirements) if it had been established in the UK and has done so with such frequency and modalities as are substantially the same as those with which it would have made information available if it had been established in the UK; and (d) carry out a due-diligence assessment that enables the UK Institutional Investor to assess the risks involved, considering at least (i) the risk characteristics of the securitisation position and the underlying exposures and (ii) all the structural features of the securitisation that can materially impact the performance of the securitisation position.
The issuing entity and PNM do not believe that the Series A Bonds fall within the definition of a “securitisation” for purposes of the EU Securitization Regulation or the UK Securitization Regulation as there is no tranching of credit risk associated with exposures under the transactions described in this prospectus.

Therefore, the issuing entity and PNM believe such transactions are not subject to the European Securitization Rules or the UK Securitization Rules. As such, neither the issuing entity nor PNM, nor any other party to the transactions described in this prospectus, intend, or are required under the transaction documents, to retain a material net economic interest in respect of such transactions, or to take, or to refrain from taking, any other action, in a manner prescribed or contemplated by the European Securitization Rules or the UK Securitization Rules. In particular, no such Person undertakes to take, or to refrain from taking, any action for purposes of compliance by any investor (or any other Person) with any requirement of the European Securitization Rules or the UK Securitization Rules to which such investor (or other Person) may be subject at any time.
However, if a competent authority were to take a contrary view and determine that the transactions described in this prospectus do constitute a securitisation for purposes of the EU Securitization Regulation or the UK Securitization Regulation, then any failure by an EU Institutional Investor or a UK Institutional Investor (as applicable) to comply with any applicable European Securitization Rules or UK Securitization Rules (as applicable) with respect to an investment in the Series A Bonds may result in the imposition of a penalty regulatory capital charge on that investment or of other regulatory sanctions and remedial measures.
Consequently, the Series A Bonds may not be a suitable investment for EU Institutional Investors or UK Institutional Investors. As a result, the price and liquidity of the Series A Bonds in the secondary market may be adversely affected.
Prospective investors are responsible for analyzing their own legal and regulatory position and are advised to consult with their own advisors and any relevant regulator or other authority regarding the scope, applicability and compliance requirements of the European Securitization Rules and the UK Securitization Rules, and the suitability of the Series A Bonds for investment. Neither the issuing entity nor PNM, nor any other party to the transactions described in this prospectus, make any representation as to any such matter, or have any liability to any investor (or any other Person) for any non-compliance by any such Person with the European Securitization Rules, the UK Securitization Rules or any other applicable legal, regulatory or other requirements.
If the investment of collected energy transition charges and other funds held by the indenture trustee in the collection account results in investment losses or the investments become illiquid, you may receive payment of principal and interest on the Series A Bonds later than you expect.
Funds held by the indenture trustee in the collection account will be invested in eligible investments at the written direction of the servicer. Eligible investments include money market funds having a rating from Moody’s and S&P in the highest short term rating category. Although investments in these money market funds have traditionally been viewed as highly liquid with a low probability of principal loss, illiquidity and principal losses have been experienced by investors in certain of these funds as a result of disruptions in the financial markets in recent years. If investment losses or illiquidity is experienced, you might experience a delay in payments of principal and interest and a decrease in the value of your investment in the Series A Bonds.

REVIEW OF THE ENERGY TRANSITION PROPERTY
Pursuant to the rules of the SEC, PNM, as sponsor, has performed, as described below, a review of the energy transition property underlying the Series A Bonds. As required by these rules, the review was designed and effected to provide reasonable assurance that disclosure regarding the energy transition property is accurate in all material respects. PNM did not engage a third party in conducting its review.
The Series A Bonds will be secured by the collateral pledged under the indenture. The principal asset included within the collateral is the energy transition property relating to the Series A Bonds. The energy transition property is a present property right authorized and created pursuant to the Energy Transition Act and the Financing Order. The energy transition property includes the rights and interests of PNM and the issuing entity under the Financing Order, including the right to impose, charge, collect and receive energy transition charges in an amount necessary to provide for full payment and recovery of all energy transition costs identified in the Financing Order, including payment of all principal of and interest on the Series A Bonds, as well as all revenues and other proceeds arising from those rights and interests. The rights and interests under the Financing Order also include the right to obtain true-up adjustments to the energy transition charges as provided in the Energy Transition Act and the Financing Order. The energy transition charges are non-bypassable and will be assessed against and collected from each customer that obtains electric delivery service from PNM under NMPRC-approved rate schedules or special contracts, and each customer who acquires electricity from an alternative or subsequent electricity supplier in PNM’s utility service area, to the extent that such acquisition is permitted by New Mexico law.
The energy transition property is not a receivable, and the energy transition property and other collateral held by the indenture trustee securing the Series A Bonds do not constitute a pool of receivables. Under the Energy Transition Act, the Financing Order is irrevocable and the NMPRC shall not reduce, impair, postpone or terminate the energy transition charges approved in the Financing Order, except for the specified true-up adjustments to correct for any overcollections or undercollections. The rates at which energy transition charges are billed to consumers will be adjusted to correct any overcollections or undercollections from prior periods. These adjustments are intended to ensure the recovery of revenues sufficient to retire the principal amount of the Series A Bonds in accordance with the expected amortization schedule, to pay all interest on the Series A Bonds when due, to pay fees and expenses of servicing the Series A Bonds and to fund any required credit enhancement for the Series A Bonds. In addition to the required semiannual true-up adjustments, the servicer (a) is required to implement quarterly true-up adjustments if there are Series A Bonds outstanding during the two-year period preceding the final maturity date of the latest maturing tranche of the Series A Bonds, and (b) may request an interim true-up adjustment at any time in order to ensure timely payment of scheduled principal of and interest on the Series A Bonds and other required amounts and charges owing in connection with the Series A Bonds. There is no cap on the level of energy transition charges that may be imposed on consumers as a result of the true-up adjustment process to pay principal of and interest on the Series A Bonds when due and other required amounts and charges owing in connection with the Series A Bonds. All revenues and collections resulting from energy transition charges provided for in the Financing Order are part of the energy transition property. The energy transition property relating to the Series A Bonds is described in more detail under “The Energy Transition Act and the Financing Order” in this prospectus.
In the Financing Order, the NMPRC, among other things:
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ordered the imposition and collection of non-bypassable energy transition charges during the term that the Series A Bonds are outstanding, with the energy transition charges to be paid by all customer receiving electric delivery from PNM or its successors under NMPRC-approved rate schedules or special contracts, and all customers who acquire electricity from an alternative or subsequent electricity supplier in the utility service area currently served by PNM, to the extent such acquisition is permitted by New Mexico law;

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approved the true-up adjustment mechanism, pursuant to which energy transition charges will be adjusted not less often than semiannually in a manner designed to correct for any overcollection or undercollection of energy transition charges and to provide for timely payment of scheduled principal and interest on the Series A Bonds and recovery of other financing costs in accordance with the Financing Order; and

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approved the sale, assignment and transfer of the energy transition property to the issuing entity, determined that upon such transfer the issuing entity will have all the rights, title and interest of PNM with respect to the energy transition property, and determined that the sale, assignment and transfer of the energy transition property to the issuing entity shall be an absolute transfer and true sale of, and not a pledge or secured transaction relating to, PNM’s right, title and interest in, to and under the energy transition property; and

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pledged to and agreed with holders of the Series A Bonds, the issuing entity and the indenture trustee that the NMPRC shall not take or permit any action that impairs the value of the energy transition property, except for the true-up adjustments specified in the Energy Transition Act, or reduces, alters or impairs energy transition charges that are imposed, collected and remitted for the benefit of the holders of the Series A Bonds, the issuing entity and the indenture trustee, and all financing costs are paid in full and performed in full.

Please read “The Energy Transition Act and the Financing Order” in this prospectus for more detail.
The characteristics of the energy transition property are unlike the characteristics of assets underlying mortgage and other commercial asset-based financings because the energy transition property is a creature of statute and state regulatory commission proceedings. Because the nature and characteristics of the energy transition property and many elements of energy transition bond financings are set forth in and constrained by the Energy Transition and the Financing Order, PNM, as sponsor, does not select the assets to be pledged as collateral in ways common to many asset-based financings. Moreover, the Series A Bonds do not contain origination or underwriting elements similar to typical mortgage or other loan transactions involved in other forms of asset-backed securities. The Energy Transition Act and the Financing Order require the imposition on, and collection of energy transition charges from, all customers. Since the energy transition charges are assessed against all such customers and the true-up adjustment mechanism adjusts for the impact of customer defaults, the collectability of the energy transition charges is not ultimately dependent upon the credit quality of particular customers, as would be the case in the absence of the true-up adjustment mechanism.
The review by PNM of the energy transition property underlying the Series A Bonds has involved a number of discrete steps and elements as described in more detail below. First, PNM has analyzed and applied the Energy Transition Act’s requirements for recovery through securitization of energy transition costs in seeking approval of the NMPRC for the issuance of the Financing Order and in its application for a financing order with respect to the characteristics of the energy transition property to be created pursuant to the Financing Order. In preparing this proposal, PNM worked with its legal counsel and its financial advisor in preparing the application for a financing order. PNM has analyzed economic issues and practical issues for the scheduled payment of principal and interest on the Series A Bonds, including the impact of economic factors, potential for disruptions due to weather or catastrophic events, and its own forecasts for electricity usage as well as the historic accuracy of its prior forecasts.
In light of the unique nature of the energy transition property, PNM has taken (or, prior to the offering of the Series A Bonds, will take) the following actions in connection with its review of the energy transition property and the preparation of the disclosure for inclusion in this prospectus describing the energy transition property, the Series A Bonds and the proposed financing transaction:
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reviewed the Energy Transition Act, other relevant provisions of New Mexico statutes and any applicable rules, regulations and orders of the NMPRC as they relate to the energy transition property in connection with the preparation and filing of the application with the NMPRC for the approval of the Financing Order in order to confirm that the application and proposed Financing Order satisfied applicable statutory and regulatory requirements;

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actively participated in the proceedings before the NMPRC relating to the approval of the Financing Order;

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compared the process by which the Financing Order was adopted and approved by the NMPRC to the requirements of the Energy Transition Act and any applicable rules and regulations of the NMPRC as they relate to the energy transition property to confirm that it met such requirements;

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compared the proposed terms of the Series A Bonds to the applicable requirements in the Energy Transition Act, other relevant provisions of New Mexico statutes, the Financing Order and any applicable rules and regulations of the NMPRC to confirm that they met such requirements;

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prepared and reviewed the agreements to be entered into in connection with the issuance of the Series A Bonds and compared such agreements to the applicable requirements in the Energy Transition Act, other relevant provisions of New Mexico statutes, the Financing Order and any applicable rules and regulations of the NMPRC to confirm that they met such requirements;

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reviewed the disclosure in this prospectus regarding the Energy Transition Act, other relevant provisions of New Mexico statutes, the Financing Order and the agreements to be entered into in connection with the issuance of the Series A Bonds, and compared such descriptions to the relevant provisions of the Energy Transition Act, other relevant provisions of New Mexico statutes, the Financing Order and such agreements to confirm the accuracy of such descriptions;

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consulted with legal counsel to assess if there is a basis upon which the bondholders (or the indenture trustee acting on their behalf) could successfully challenge the constitutionality of any legislative action by the State of New Mexico (including action by the NMPRC) that could repeal or amend the provisions of the Energy Transition Act in a way that could substantially impair the value of the energy transition property, or substantially reduce, alter or impair the energy transition charges;

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reviewed the process and procedures in place for it, as servicer, to perform its obligations under the servicing agreement, including billing, collecting and remitting the energy transition charges to be provided for under the energy transition property, forecasting energy transition charges, and preparing and filing applications for true-up adjustments to the energy transition charges;

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reviewed the methodology and procedures for the true-up adjustments for adjusting energy transition charge levels to meet the scheduled payments on the Series A Bonds and in this context took into account its experience with the NMPRC; and

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with the assistance of its advisors, prepared financial models in order to set the initial energy transition charges to be provided for under the energy transition property at levels sufficient to pay principal of and interest on the Series A Bonds when due and other ongoing costs in connection with the Series A Bonds.

In connection with the preparation of such models, PNM:
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reviewed (i) the historical electric usage, demand and customer growth within its service territory and (ii) forecasts of expected energy sales, demand and customer growth; and

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analyzed the sensitivity of the weighted average life of the Series A Bonds in relation to variances in actual electric usage levels and related charge collections from forecasted levels and in relation to the true-up adjustment in order to assess the probability that the weighted average life of the Series A Bonds may be extended as a result of such variances, and in the context of the operation of the true-up adjustment for adjustment of energy transition charges to address undercollections or overcollections in light of scheduled payments on the Series A Bonds to prevent an event of default.

As a result of this review, PNM has concluded that:
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the energy transition property, the Financing Order and the agreements to be entered into in connection with the issuance of the Series A Bonds meet in all material respects the applicable statutory and regulatory requirements;

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the disclosure in this prospectus regarding the Energy Transition Act, other relevant provisions of New Mexico statutes, the Financing Order and the agreements to be entered into in connection with the issuance of the Series A Bonds, as of its respective date, is accurate in all material respects and fails to omit any material information;

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the servicer has adequate processes and procedures in place to perform its obligations under the servicing agreement;

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Energy transition charges, as adjusted from time to time as provided in the Energy Transition Act and the Financing Order, are expected to generate sufficient revenues to pay principal of and interest on the Series A Bonds when due and other ongoing costs in connection with the Series A Bonds; and

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the design and scope of PNM’s review of the energy transition property as described above is effective to provide reasonable assurance that the disclosure regarding the energy transition property in this prospectus is accurate in all material respects.

THE ENERGY TRANSITION ACT AND THE FINANCING ORDER
Background
On March 22, 2019, Governor Michelle Lujan-Grisham signed into law the Energy Transition Act, which is codified as Sections 62-18-1 through 62-18-23 of the New Mexico Statutes Annotated. The Energy Transition Act became effective as of June 14, 2019 and sets a statewide standard that requires investor-owned electric utilities to have specified percentages of their electric-generating portfolios be from renewable and zero-carbon generating resources.
The Energy Transition Act provides for a transition from fossil-fuel generation resources to renewable and other carbon-free resources through certain provisions relating to the abandonment of coal-fired generating facilities. These provisions include the use of energy transition bonds, which are designed to be highly rated bonds that can be issued to finance certain costs of abandoning coal-fired facilities that are retired prior to January 1, 2023 for facilities operated by a “qualifying utility,” or prior to January 1, 2032 for facilities that are not operated by a qualifying utility. The Energy Transition Act authorizes an electric utility to apply to the NMPRC for a financing order to issue energy transition bonds.
The Energy Transition Act authorizes an electric utility to apply to the NMPRC for a financing order to issue energy transition bonds to finance “energy transition costs.” Energy transition costs include (1) “abandonment costs,” (2) “financing costs,” and (3) “Section 16 payments,” which are payments required under Section 16 of the Energy Transition Act to promote economic development, education and job training in areas impacted by the retirement of the coal-fired facilities. Abandonment costs include (1) undepreciated investment as of the abandonment date of a qualifying generating facility that were either being recovered in rates as of January 1, 2019 or are otherwise found to be recoverable through a court decision, (2) plant decommissioning and mine reclamation costs, and (3) severance and job training costs for employees losing their jobs as a result of the abandonment of a qualifying generating facility. The amount of energy transition bonds that can be issued to recover abandonment costs is limited to the lesser of $375.0 million or 150% of the undepreciated investment of the facility as of the abandonment date. Financing costs include, among other things, (1) the upfront costs of issuing the energy transition bonds (upfront issuance costs), (2) principal and interest payments on energy transition bonds, and (3) other costs related to supporting, repaying and servicing the energy transition bonds (other ongoing financing costs).
Energy transition bonds must be issued under a NMPRC-approved financing order, and proceeds of issuance must be used only for purposes related to providing utility service to customers and to pay energy transition costs.
Issuance of Financing Order
On July 1, 2019, PNM filed a Consolidated Application for the Abandonment and Replacement of SJGS and Related Securitized Financing Pursuant to the ETA (the SJGS Abandonment Application). The SJGS Abandonment Application sought NMPRC approval to retire PNM’s share of SJGS after the existing coal supply and participation agreements end in June 2022, for approval of replacement resources, and for the issuance of approximately $361 million of energy transition bonds. PNM’s request for the issuance of energy transition bonds included approximately $283 million of forecasted undepreciated investments in SJGS at June 30, 2022, an estimated $28.6 million for plant decommissioning and coal mine reclamation costs, approximately $9.6 million in upfront financing costs, approximately $20.0 million for job training and severance costs for affected employees, and approximately $19.8 million for Section 16 payments for economic development in the Four Corners area.
On February 21, 2020, the hearing examiners issued two recommended decisions recommending approval of PNM’s proposed abandonment of SJGS, subject to approval of replacement resources, and approval of PNM’s proposed financing order to issue energy transition bonds. The hearing examiners recommended that PNM be authorized to abandon SJGS by June 30, 2022. The hearing examiners also recommended PNM be authorized to issue energy transition bonds of up to $360.1 million. On April 1, 2020, the NMPRC unanimously approved the hearing examiners’ recommended decisions regarding the abandonment of SJGS and the securitized financing, which included the Financing Order authorizing the issuance of the Series A Bonds. Through the Financing Order, the NMPRC found that the entire amount of the energy transition costs to be recovered through the issuance of the energy transition bonds are “energy transition costs” within the meaning of the Energy Transition Act.
See “Legal Proceedings” for a discussion of certain legal challenges to the Energy Transition Act and the Financing Order and to PNM’s authority to issue energy transition bonds pursuant to the Financing Order. On August 18, 2023, PNM entered into a settlement agreement with the intervening parties to resolve the remaining legal challenges. Under the proposed settlement, the NMPRC has been requested to issue an order that affirms the validity of the Financing Order and the authorizations and approvals granted to PNM therein, including the Financing Order’s determination of its irrevocability and PNM’s ongoing authority to cause the issuance of up to $360.1 million of energy transition bonds pursuant to the Financing Order. In addition, the NMPRC has been requested to affirm its non-impairment pledge pursuant to the Financing Order and the Energy Transition Act. The parties have requested the New Mexico Supreme Court remand the proposed settlement to the NMPRC for approval.
Issuance of the Series A Bonds and Creation of the Energy Transition Property
The Financing Order authorizes the issuance of energy transition bonds in one or more series with one or more tranches in an aggregate principal amount not to exceed $360.1 million. The Financing Order also approves the organization and capitalization of the issuing entity, the creation of the energy transition property, the transfer of the energy transition property to the issuing entity, the issuing entity’s pledge of the energy transition property as security for repayment of the Series A Bonds, and the use of proceeds of the Series A Bonds. The Financing Order contains all determinations of the NMPRC that are required under the Energy Transition Act for the issuance of a financing order, including that the SJGS Abandonment Application satisfied all of the requirements of the Energy Transition Act.
Under the Energy Transition Act, the energy transition property relating to the Series A Bonds includes the rights and interests of PNM under the Financing Order, including the right to impose, charge, collect and receive energy transition charges in an amount necessary to provide for full payment and recovery of all energy transition costs identified in the Financing Order, including all revenues or other proceeds arising from those rights and interests. In accordance with the Energy Transition Act, the Financing Order provides that the creation of the energy transition property shall be simultaneous with PNM’s sale of the energy transition property to the issuing entity and the issuing entity’s pledge of the energy transition property to secure the Series A Bonds.
Energy Transition Act Provides that Transfer of Energy Transition Property to the Issuing Entity is a True Sale
The Energy Transition Act provides that the right to collect payments based on the energy transition charges is a property right which may be assigned or sold in connection with the issuance of energy transition bonds. In accordance with the Financing Order, PNM and the issuing entity will enter into a sale agreement pursuant to which PNM will sell, assign and transfer the energy transition property to the issuing entity.
Under the Energy Transition Act, any sale, assignment or transfer of energy transition property to an assignee that is a financing entity wholly owned by the utility will be an absolute transfer and true sale of, and not a pledge of or secured transaction relating to, the energy transition property if the documents governing the transaction expressly state that the transaction is a sale or other absolute transfer. The sale agreement will expressly provide that the transfer of the energy transition property from PNM to the issuing entity is a sale or other absolute transfer of the energy transition property. In addition, the Financing Order expressly provides that the sale of the energy transition property from PNM to the issuing entity will be treated as an absolute transfer and true sale in accordance with the provisions of the Energy Transition Act, and not as a pledge or secured transaction.
Under the Energy Transition Act, the characterization of the transfer of the energy transition property as an absolute transfer and true sale will not be affected or impaired by:
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commingling of energy transition revenues with other funds;

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the retention by PNM of a partial or residual interest, including an equity interest, in the energy transition property or the right to recover costs associated with taxes or license fees imposed on the collection of energy transition revenues;

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any recourse that the issuing entity may have against PNM;

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any indemnification rights, obligations or repurchase rights made or provided by PNM;

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the obligation of PNM to collect energy transition revenues on behalf of the issuing entity;

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the treatment of sale, assignment or transfer of the energy transition property for tax, financial reporting or other purposes;

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any subsequent order of the NMPRC amending the Financing Order as provided in the Energy Transition Act;

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any use of the true-up adjustment mechanism approved in the Financing Order; or

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anything else that might affect or impair the characterization of the property.

Under the Energy Transition Act, upon the filing of a financing statement with the New Mexico Secretary of State, the transfer of the energy transition property shall be perfected against all third persons, except creditors holding a prior security interest, ownership interest or assignment in the energy transition property previously perfected in accordance with the Energy Transition Act.
Energy Transition Act Protects the Lien on Energy Transition Property for the Benefit of Bondholders
In accordance with the Financing Order, pursuant to the indenture, the issuing entity will grant the indenture trustee a security interest in the energy transition property for the benefit of bondholders to secure the repayment of the principal and interest on the Series A Bonds.
The Energy Transition Act provides that the creation, perfection and enforcement of a security interest in the energy transition property to secure the repayment of principal and interest on the Series A Bonds is governed by the Energy Transition Act. Under the Energy Transition Act, a security interest in the energy transition property is created at the latest of (i) issuance of the Financing Order, (ii) a security agreement is executed and delivered, and (iii) value is received for the Series A Bonds. The description of the energy transition property in a security agreement is sufficient only if it references both the Energy Transition Act and the Financing Order.
Under the Energy Transition Act, upon the filing of a financing statement with the New Mexico Secretary State, the security interest in the energy transition property will attach without any physical delivery or other act and the lien of the security interest will be valid, binding and perfected against all parties having claims of any kind against the issuing entity, regardless of whether such parties have notice of the lien. The Energy Transition Act provides that a security interest in energy transition property is a continuously perfected security interest and has priority over any other lien that subsequently attaches to the energy transition property unless the holder of the security interest has agreed in writing otherwise. The Energy Transition Act further provides that the priority of a security interest in the energy transition property is not affected by the commingling of energy transition revenues with other funds, and no order of the NMPRC amending the Financing Order and application of the true-up adjustment mechanism thereunder will affect the validity, perfection or priority of the security interest.
Non-Bypassable Energy Transition Charges
The Financing Order establishes, among other things, the energy transition charges to recover the energy transition costs specified therein. Pursuant to the Energy Transition Act, the energy transition charges are non-bypassable. This means that as long as the Series A Bonds are outstanding and the related financing costs have not been recovered in full, the Energy Transition Act requires that the energy transition charges securing the Series A Bonds must be paid by all customers receiving electric delivery from PNM or its successors under NMPRC-approved rate schedules or special contracts, and all customers who acquire electricity from an alternative or subsequent electricity supplier in the utility service area currently served by PNM, to the extent such acquisition is permitted by New Mexico law.
Under the Energy Transition Act and the Financing Order, PNM will allocate the revenues to be collected from each customer class based on the production cost allocation methodology established by the NMPRC in PNM’s most recent general rate case to its then current rate structure using a forecast of billing determinants. The production cost methodology approved in PNM’s most recent rate case is based on the coincident peak during the four highest peak months of the year: three summer months (June, July and August) and one winter month (December) (“3S1W”). Based on the 3S1W production cost allocation methodology used in PNM’s most recent general rate case and a current forecast of billing determinants (test period (2024 forecast) data filed in PNM’s pending general rate case), responsibility for the energy transition charges would be allocated to customer classes as follows:
Customer Rate Class(1)	Allocation Percentage
Residential (1A and 1B)	51.7%
General Power (3B and 3C)	18.8%
Small Power (2A and 2B)	10.7%
Large Power (4B)	8.9%
Manufacturing (30B)	6.2%
Large Service (3 MW) (35B)	1.3%
Other	2.4%

(1)
Each customer rate class includes one or more rate schedules within the customer rate class (such as rate schedules 1A and 1B within the residential class).

In the event the NMPRC approves a change to the production cost methodology in a future general rate case, PNM will file a non-standard true-up adjustment to reflect any changes to the allocation of revenues to be recovered through the energy transition charges to its customer classes.
Energy transition charges are to be assessed to the rate schedules within each customer class consistent with the production cost allocation methodology and the determination of energy and demand costs within each customer class, both of which are subject to the true-up adjustment mechanism described below. Under the Financing Order, energy transition charges for customer classes will be assessed on the basis of: (1)(A) kWh usage (residential customer block charges, with a minimum per customer charge and a higher monthly charge for usage above 900 kWh), (B) kW demand (general power and large power customers), (C) number of customers (per customer charge for small power customers), (D) projected kW demand by individual customer (individual customer charge for manufacturing and large service customers), and (E) number of lights (per light charge for street lighting customers); and (2) estimated weighted average days sales outstanding and estimated write-offs.
The Financing Order provides that PNM will file an advice notice with the NMPRC, subject to review by the NMPRC for errors and corrections, that identifies the initial energy transition charges to be included on customer bills, effective 15 days from the date the advice notice is filed. The initial energy transition charge is expected to represent approximately      % of the total bill, as of June 30, 2023, received by a     kWh residential customer of PNM.
Although the energy transition charges by each rate class will differ, any deficiency in the payment of such charges by any class of customers, including write-offs or other reasons, will be included in determining the revenue requirement used in calculating the next true-up adjustment for all customers.
Energy Transition Act Requires Periodic Adjustments of the Energy Transition Charges
The Energy Transition Act and the Financing Order require that the energy transition charges be reviewed and adjusted at least semi-annually (or beginning two years prior to the final maturity date of the latest maturing tranche, at least quarterly) to correct for any overcollection or undercollection of the energy transition charges or to otherwise ensure the timely payment of scheduled principal of and interest on the bonds and all other ongoing financing costs associated with the bonds. Under the servicing agreement, the servicer will make adjustments to the energy transition charges at least semi-annually.
There are no caps on the level of energy transition charges that may be imposed on customers as a result of the true-up adjustment process. In addition to the semi-annual true-up adjustments, the servicer (a) is also required to implement quarterly true-up adjustments beginning two years prior to the latest final maturity date for the Series A Bonds, and (b) may request an interim true-up adjustment at any time to ensure timely payment of principal of and interest on the bonds and other required amounts and charges owing in connection with the Series A Bonds.
Each true-up adjustment will allocate the revenue requirement among all customer rate classes in accordance with the production cost allocation methodology approved in PNM’s last rate case before the NMPRC.
Under the Energy Transition Act, an adjustment to the energy transition charges filed by the servicer will be deemed approved without a hearing 30 days after the filing unless (1) no later than 20 days from the date of filing of the true-up adjustment, the NMPRC is notified of a potential mathematical or transcription error in the adjustment and (2) the NMPRC determines that the calculation of the adjustment is unlikely to provide for timely payment or is likely to result in a material overpayment. In such a case, implementation of the true-up adjustment may be suspended by the NMPRC for a period not exceeding 60 days pending a hearing. Any such hearing will be limited to determining whether there is a mathematical or transcription error in the calculation of the adjustment.
See “The Servicing Agreement — True-Up Adjustment Process” for additional information regarding the true-up adjustment mechanism.
Energy Transition Act Provides that a Financing Order is Irrevocable
The Energy Transition Act provides that the Financing Order is irrevocable and that the NMPRC shall not, except for the true-up adjustments described above, reduce, impair, postpone or terminate the energy transition charges approved in the Financing Order. The Energy Transition Act provides that the Financing Order will remain in effect until the Series A Bonds and any related financing costs have been paid in full. In addition, under the Energy Transition Act, the Financing Order will remain in effect and unabated notwithstanding the bankruptcy, reorganization or insolvency of PNM or any non-utility affiliate or the commencement of any proceeding for bankruptcy or appointment of a receiver.
Having issued the Financing Order, the Energy Transition Act provides that the NMPRC shall not treat the Series A Bonds as debt of PNM, the energy transition charges under the financing order as revenues of PNM, or the energy transition costs to be financed by the Series A Bonds as costs of PNM.
The Energy Transition Act provides that the Series A Bonds do not constitute a debt or a pledge of the faith and credit or taxing power of the State of New Mexico or of any county, municipality or any other political subdivision of the State of New Mexico. Bondholders shall have no right to have taxes levied by the legislature or the taxing authority of any county, municipality or other political subdivision of the State of New Mexico for the payment of the principal of or interest on the Series A Bonds. The issuance of the Series A Bonds does not obligate the State of New Mexico or a political subdivision of the state to levy any tax or make any appropriation for payment of the principal of or interest on the Series A Bonds.
State Pledge
Pursuant to Section 62-18-19 of the Energy Transition Act, the State of New Mexico has pledged to and agreed with the bondholders, the issuing entity and the indenture trustee that it will not take or permit any action that impairs the value of energy transition property, except for the true-up adjustment expressly allowed by Section 62-18-6 of the Energy Transition Act, or reduces, alters, or impairs the energy transition charges that are imposed, collected and remitted for the benefit of bondholders, until the entire principal of, interest on and redemption premium on the Series A Bonds and all financing costs and all amounts to be paid to the issuing entity are paid in full and performed in full. In the Financing Order, the NMPRC has affirmed the pledge of the State of New Mexico.
Constitutional Matters
To date, no U.S. federal or New Mexico cases addressing the repeal or amendment of statutory provisions analogous to those contained in the Energy Transition Act have been decided. There have been cases in which courts applied the Contract Clause of the United States Constitution and the Contract Clause of the New Mexico Constitution to strike down legislation regarding reducing or eliminating taxes, public charges or other sources of revenues servicing other types of recovery bonds issued by public instrumentalities or private issuers (or issuing entities), or otherwise substantially impairing or eliminating the security for recovery bonds or other indebtedness. Based upon this case law, Troutman Pepper Hamilton Sanders LLP expects to deliver an opinion, in connection with the closing of the offering of the Series A Bonds, as to whether, with respect to United States federal law, a reviewing court of competent jurisdiction, in a properly prepared and presented case, would conclude that: (i) the pledge contained in Section 62-18-19 of the Energy Transition Act (the “State Pledge”) constitutes a contractual relationship between the bondholders and the State of New Mexico for purposes of the Contract Clause of the United States Constitution; and (ii) absent a demonstration by the State of New Mexico that a substantial impairment of that contract is reasonable and necessary to further a significant and legitimate public purpose, the bondholders (or the indenture trustee acting on their behalf) could successfully challenge under the Contract Clause of the United States Constitution the constitutionality of any State of New Mexico law subsequently enacted, whether by legislation, voter referendum or legislative action taken by the NMPRC (any such actions being referred to as a “legislative action”), determined by such court to alter, impair or reduce the value of the energy transition charge, the energy transition property, the Financing Order and all rights thereunder or ownership thereof or security interest therein, so as to cause a substantial impairment of the Series A Bond obligations prior to the time that the Series A Bonds are fully paid and discharged, unless adequate provision shall be made by law for the protection of the issuing entity, the bondholders and the indenture trustee. Additionally, although sound and substantial arguments support the granting of preliminary and permanent injunctive relief to prevent implementation of any law determined to alter, impair or reduce the value of the energy transition charge or the energy transition property in violation of the Contract Clause of the United States Constitution, the decision to do so will be in the discretion of the court requested to take such action, which will be exercised on the basis of the considerations discussed in the opinion. Miller Stratvert P.A. expects to deliver an opinion substantially to the same effect under the Contract Clause of the New Mexico Constitution. It may be possible for the New Mexico legislature to repeal or amend the Statute or for the NMPRC to amend or revoke the Financing Order notwithstanding the pledge of the State of New Mexico, if the legislature or the NMPRC acts in order to serve a significant and legitimate public purpose, such as protecting the public health and safety or responding to a national or regional catastrophe affecting the issuer’s service territory, or if the legislature otherwise acts in the valid exercise of the State of New Mexico’s police power.
In addition, any legislative action adversely affecting the energy recovery property or the ability to collect fixed recovery charges may be considered a “taking” under the Takings Clause of Amendment V of the United States Constitution, which is made applicable to the State of New Mexico by the Fourteenth Amendment to the United States Constitution. Troutman Pepper Hamilton Sanders LLP has advised the issuing entity that it is not aware of any federal or New Mexico court cases addressing the applicability of the Takings Clause of the United States Constitution in a situation analogous to that which would be involved in an amendment or repeal of the Energy Transition Act. Troutman Pepper Hamilton Sanders LLP expects to render an opinion to the effect that under existing case law, assuming a Takings Clause analysis were applied under the United States Constitution, there are sufficient legal grounds for a court to conclude the Takings Clause would prohibit, absent payment of just compensation to bondholders, the State of New Mexico, including its agencies, acting in contravention of the State Pledge, after the Series A Bonds are issued, but before they are fully paid, from taking action (a) constituting a permanent appropriation of the property interest of bondholders in the Series A Bonds or the energy transition property or denying all economically beneficial or productive use of the energy transition property; (b) destroying the energy transition property, other than in response to emergency conditions; or (c) substantially altering, impairing or reducing the value of the energy transition property in a manner that inflicts a severe economic impact on such bondholders and unduly interferes with their reasonable expectations, unless adequate provision shall be made by law for the protection of the bondholders. Miller Stratvert P.A. expects to deliver an opinion substantially to the same effect under the Takings Clause of the New Mexico constitution.
In connection with the foregoing, each of Troutman Pepper Hamilton Sanders LLP and Miller Stratvert P.A. has advised us that issues relating to the Contract and Takings Clauses of the United States Constitution and New Mexico constitution are decided on a case-by-case basis and that the courts’ decisions in most cases are strongly influenced by the facts and circumstances of the particular cases. Both firms have further advised us that there are no reported controlling judicial precedents that are directly on point. The opinions described above will be subject to the qualifications included in them. The degree of impairment necessary to meet the standards for relief under either the Contract Clause or the Takings Clause could be substantially in excess of what a bondholder would consider material.
We will file a copy of each of the Troutman Pepper Hamilton Sanders LLP and Miller Stratvert P.A. opinions as an exhibit to an amendment to the registration statement of which this prospectus is a part or to one of our periodic filings with the SEC.
For a discussion of risks associated with potential judicial, legislation or regulatory actions, please read “Risk Factors — Risks Associated with Potential Judicial, Legislative or Regulatory Actions.”
Servicing Agreement
In the financing order, the NMPRC authorized PNM, as the initial servicer, to enter into the servicing agreement which is described under “The Servicing Agreement” in this prospectus.
Binding on Successors
The Energy Transition Act provides that if energy transition bonds issued pursuant to a financing order are outstanding and the related energy transition costs have not been paid in full, the energy transition charges authorized by the financing order shall be collected by the qualifying utility or its successors or assignees, or a collection agent, in full through a non-bypassable charge that is a separate line item on customer bills and not a part of the qualifying utility’s base rates.
The Financing Order provides that any successor to PNM will be bound by the requirements of the Energy Transition Act and shall perform and satisfy all obligations of PNM under the Financing Order, including the obligation to collect and pay energy transition charge revenues to the indenture trustee. The Financing Order further provides that it is binding upon any servicer or other entity responsible for billing and collecting the energy transition charges on behalf of the issuing entity and upon any successor to the NMPRC.

PNM ENERGY TRANSITION BOND COMPANY I, LLC, THE ISSUING ENTITY
General
The issuing entity is a limited liability company organized under the laws of the State of Delaware and is governed by an amended and restated limited liability company agreement. PNM is the sole member of the issuing entity. The issuing entity was formed on August 25, 2023.
The issuing entity has been organized to serve as a special purpose subsidiary of PNM, for the limited purpose of holding energy transition property and issuing energy transition bonds secured by energy transition property and the other collateral pledged to secure the energy transition bonds. See “— Restricted Purposes” below. At the time of the issuance of the Series A Bonds, the issuing entity’s assets will consist primarily of the energy transition property and the other collateral held under the indenture and the series supplement for the Series A Bonds.
The organizational documents of the issuing entity, as well as the basic documents supporting the Series A Bonds, give the issuing entity the authority and flexibility to issue additional series of energy transition bonds authorized by one or more future financing orders issued by the NMPRC and to acquire additional energy transition property which will be pledged to the payment of other energy transition bonds if the rating agency condition is satisfied. As a result, the issuing entity may acquire additional energy transition property and issue one or more additional series of energy transition bonds that are supported by such additional and separate energy transition property or other collateral to finance the energy transition costs approved in a future financing order. In addition, PNM may cause the issuance of additional energy transition bonds through a different entity if the rating agency condition is satisfied. See “Security for the Series A Bonds — Issuance of Additional Energy Transition Bonds or Similar Bonds” and “— Allocation Among Series” in this prospectus.
Each series of energy transition bonds that the issuing entity may issue will be issued under a separate indenture and will be backed by separate energy transition property the issuing entity acquires for the separate purpose of repaying that series. Any new series of energy transition bonds may include terms and conditions that would be unique to that particular series.
As of the date of this prospectus, the issuing entity has not carried on any business activities and has no operating history. Selected provisions of the issuing entity’s limited liability company agreement, a copy of which has been filed as an exhibit to the registration statement of which this prospectus forms a part, are summarized below. On or before the date of issuance of the Series A Bonds, PNM will make a capital contribution to the issuing entity in an amount not less than 0.5% of the total capital of the issuing entity (with the initial principal amount of the Series A Bonds representing the remaining 99.5% of the total capital of the issuing entity). Under the Financing Order, PNM will be entitled to a return on this capital contribution equal to the rate of interest on the longest maturing tranche of the Series A Bonds. This return will be available for distribution to PNM, subject to the priority of payment set forth in the indenture and the series supplement. See “Security for the Series A Bonds — How Funds in the Collection Account Will Be Allocated” in this prospectus.
Restricted Purposes
The issuing entity has been created for the limited purposes of:
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acquiring, owning, holding, administering, servicing or entering into agreements regarding the receipt and servicing of energy transition property and the other collateral, along with certain other related assets with respect to one or more series of energy transition bonds;

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managing, selling, assigning, pledging, collecting amounts due on or otherwise dealing with energy transition property and the other collateral and related assets with respect to one or more series of energy transition bonds to be so acquired in accordance with the terms of the basic documents relating to such series;

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negotiating, authorizing, executing, delivering, assuming the obligations under, and performing its duties under, the basic documents and any other agreement or instrument or document relating to the activities set forth in the above bullets; provided, that each party to any such agreement under which material obligations are imposed upon the issuing entity shall covenant that it shall not, prior to the date which is one year and one day after the termination of the indenture and the payment in full of the energy transition bonds and any other amounts owed under any indenture, acquiesce, petition or otherwise invoke or cause the issuing entity to invoke the process of any court or governmental authority for the purpose of commencing or sustaining an involuntary case against the issuing entity under any federal or state bankruptcy, insolvency or similar law or appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official of PNM or any substantial part of the property of the issuing entity; or ordering the winding up or liquidation of the affairs of the issuing entity; and provided, further, that the issuing entity shall be permitted to incur additional indebtedness or other liabilities payable to service providers and trade creditors in the ordinary course of business in connection with the foregoing activities;
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filing with the SEC one or more registration statements, including any pre-effective or post-effective amendments thereto and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (including any prospectus supplement, prospectus and exhibits contained therein) and file such applications, reports, surety bonds, irrevocable consents, appointments of attorney for service of process and other papers and documents necessary or desirable to register one or more series of energy transition bonds under the securities or “Blue Sky” laws of various jurisdictions;

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authorizing, executing, delivering, issuing and registering one or more series of energy transition bonds;

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making payment on energy transition bonds;

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pledging the issuing entity’s interest in energy transition property and other collateral relating to any series of energy transition bonds to an indenture trustee under one or more indentures and one or more series supplements in order to secure the related series of energy transition bonds; and

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engaging in any lawful act or activity and exercise any powers permitted to limited liability companies formed under the laws of the State of Delaware that, in either case, are incidental to, or necessary, suitable or convenient for the accomplishment of the above-mentioned purposes.

The issuing entity’s limited liability company agreement does not permit the issuing entity to engage in any activities not directly related to these purposes, including issuing additional securities (other than additional energy transition bonds) or investing in additional securities, borrowing money or making loans to other persons. The list of permitted activities set forth in the issuing entity’s limited liability company agreement may not be altered, amended or repealed without the affirmative vote of a majority of the issuing entity’s managers, which vote must include the affirmative vote of its independent manager. The issuing entity’s limited liability company agreement and the indenture will prohibit the issuing entity from issuing any energy transition bonds (as such term is defined in the Energy Transition Act), other than the Series A Bonds that we will offer pursuant to this prospectus and any additional energy transition bonds issued by the issuing entity pursuant to a separate financing order of the NMPRC and secured by separate energy transition property. Please read “Security for the Series A Bonds — Issuance of Additional Energy Transition Bonds and Acquisition of Additional Energy Transition Property by the Issuing Entity” and “— Allocation Among Series” in this prospectus.
The Issuing Entity’s Relationship with PNM
On the issue date of the Series A Bonds, PNM will sell energy transition property to the issuing entity pursuant to the sale agreement between the issuing entity and PNM. PNM will service such energy transition property pursuant to a servicing agreement between the issuing entity and PNM related to the Series A Bonds. Please read “The Sale Agreement” and “The Servicing Agreement” in this prospectus. PNM will provide certain administrative services to the issuing entity, pursuant to an administration agreement between the issuing entity and PNM.
The Issuing Entity’s Management
Pursuant to the issuing entity’s limited liability company agreement, the business of the issuing entity will be managed by three or more managers, at least one of whom must be an independent manager, in each case appointed from time to time by PNM or, in the event PNM transfers its interest in the issuing entity, by the issuing entity’s owner or owners. Following the issuance of the Series A Bonds, the issuing entity will have at least one independent manager, who among other things, must be a natural person who, for the five-year period prior to his or her appointment as an independent manager has not been and during the continuation of his or her service as independent manager is not:
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a member, partner, equity holder, manager, director, officer, agent, consultant, attorney, accountant, advisor or employee of PNM or any of its equityholders or affiliates (other than as an independent director, independent manager or special member of PNM or an Affiliate of PNM that is not in the direct chain of ownership of PNM and that is required by such PNM’s creditors to be a single purpose bankruptcy remote entity); provided, that the indirect or beneficial ownership of stock of PNM or its Affiliates through a mutual fund or similar diversified investment vehicle with respect to which the owner does not have discretion or control over the investments held by such diversified investment vehicle shall not preclude such owner from being an independent manager;

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a creditor, supplier or service provider (including provider of professional services) to PNMR, PNM or any of their respective equityholders or affiliates (other than a nationally-recognized company that routinely provides professional independent managers and other corporate services to PNMR, PNM or any of its affiliates in the ordinary course of its business);

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a family member of any of the foregoing; or

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a person who controls (whether directly, indirectly or otherwise) any of the foregoing.

PNM, as the sole member of the issuing entity, will appoint the independent manager prior to the issuance of the Series A Bonds. None of the issuing entity’s managers or officers has been involved in any legal proceedings which are specified in Item 401(f) of the SEC’s Regulation S-K. None of our managers or officers beneficially own any equity interest in the issuing entity.

The following is a list of the issuing entity’s managers and executive officers as of the date of this prospectus:
Name	Age	Title	Background
Elisabeth A. Eden	56	Manager, President and Treasurer	Senior Vice President, Chief Financial Officer and Treasurer of PNM since July 2022. Vice President and Treasurer of PNM from February 2021 to June 2022. Vice President and Chief Information Officer of PNM from January 2021 to February 2022. Vice President of Human Resources of PNM from April 2018 to January 2021.
Henry E. Monroy	45	Manager and Secretary	Vice President, Regulatory and Corporate Controller of PNM since July 2022. Vice President and Controller of PNM from January 2020 to June 2022. Controller Utility Operations of PNM from December 2017 to January 2020.
Kevin P. Burns	53	Independent Manager	President and co-founder of Global Securitization Services, LLC established in 1996. He is responsible for the management of all aspects of GSS’s administration services, as well as overall supervision of the firm. Fortune 1000 companies have selected Mr. Burns to serve as Independent Director for their SPV subsidiaries established to finance auto loans/leases, commercial real estate, energy infrastructure and many classes of financial assets. Prior to co-founding Global, Mr. Burns spent five years with Lord Securities Corporation where he became a Director and Vice President in charge of Lord’s asset backed commercial paper group. Prior to Lord, he spent a year at the broker/dealer Mabon Securities Corporation where he sat on the intermediate corporate bond desk. Mr. Burns holds a B.S. in Finance from the University of Notre Dame.
Manager Fees and Limitations on Liability
The issuing entity has not and will not compensate the managers, other than the independent manager, for their services on behalf of the issuing entity. The issuing entity will pay the independent manager annual fees from the issuing entity’s revenues and will reimburse such independent manager for reasonable and documented expenses These expenses include the reasonable compensation, expenses and disbursements of the agents, representatives, experts and counsel that the independent manager may employ in connection with the exercise and performance of his or her rights and duties under the issuing entity’s limited liability company agreement, the indenture, the series supplement, the sale agreement and the servicing agreement. In the event that more than one series of energy transition bonds is issued, the administration fees, independent manager fees and other operating expenses payable by the issuing entity on a payment date will be assessed to each series on a pro rata basis, based upon the respective outstanding principal amounts of each series.
The issuing entity’s limited liability company agreement provides that the managers will not be personally liable for any of the issuing entity’s debts, obligations or liabilities to the extent permitted by law. The issuing entity’s limited liability company agreement further provides that, to the fullest extent permitted by law, the issuing entity will indemnify the managers against any liability incurred in connection with their services as managers for the issuing entity except if caused by the manager’s fraud, gross negligence or willful misconduct or in the case of an independent manager, bad faith or willful misconduct. The issuing entity will pay any indemnification amounts owed to managers out of funds in the collection account, subject to the priority of payments described in “Security for the Series A Bonds — How Funds in the Collection Account Will Be Allocated” in this prospectus.
The Issuing Entity is a Separate and Distinct Legal Entity
Under the issuing entity’s limited liability company agreement, the issuing entity may not file a voluntary petition for relief under the Bankruptcy Code without a unanimous vote of its managers, including the independent manager. PNM has agreed that it will not cause the issuing entity to file a voluntary petition for relief under the bankruptcy code without the affirmative vote of PNM and a unanimous vote of our mangers, including the independent manager. The issuing entity’s limited liability company agreement requires the issuing entity, except for financial reporting purposes (to the extent required by generally accepted accounting principles) and for federal income tax purposes, to maintain its existence separate from PNM including:
•
taking all necessary steps to continue the issuing entity’s identity as a separate legal entity;

•
making it apparent to third persons that the issuing entity is an entity with assets and liabilities distinct from those of PNM, other affiliates of PNM, the managers or any other person and correcting any known misunderstandings; and

•
making it apparent to third persons that, except for federal and certain other tax and accounting purposes, the issuing entity is not a division of PNM or any of its affiliated entities or any other person.

The separateness provisions in the issuing entity’s limited liability company agreement may be amended by the issuing entity, with the affirmative vote of the independent manager, and PNM with written notice to the indenture trustee, as well as satisfaction of the rating agency condition.
The issuing entity is authorized to issue additional series of energy transition bonds that are supported by additional and separate energy transition property and other separate collateral.
The issuing entity has been organized to serve as a special purpose Delaware limited liability company, for the purpose of holding energy transition property and issuing energy transition bonds secured by energy transition property and other collateral and related activities to finance certain activities of PNM related to the recovery of energy transition costs. At the time of issuance of the Series A Bonds, the issuing entity’s assets will consist primarily of the energy transition property and the other collateral held under the indenture and series supplement for the Series A Bonds. The issuing entity’s organizational documents as well as the transaction documents supporting the Series A Bonds give the issuing entity the authority and flexibility to issue additional energy transition bonds, with the approval of the NMPRC. As a result, the issuing entity may acquire additional, separate energy transition property and issue one or more additional series of energy transition bonds that are supported by such additional and separate energy transition property or other collateral. See “Public Service Company of New Mexico — The Depositor, Sponsor, Seller and Servicer — Application for Issuance of Additional Energy Transition Bonds” for additional information regarding PNM’s application to issue additional energy transition bonds in connection with its proposed abandonment of the Four Corners Power Plant.
Each series of energy transition bonds that the issuing entity may issue will be backed by separate energy transition property the issuing entity acquires for the separate purpose of repaying that series. Any new series of energy transition bonds may include terms and conditions that would be unique to that particular series. Each series of energy transition bonds that the issuing entity may issue will have the benefit of a true-up adjustment mechanism.
However, the issuing entity may not issue additional series of energy transition bonds if such issuance would not satisfy the rating agency condition for the Series A Bonds. See “Security for the Series A Bonds — Issuance of Additional Energy Transition Bonds or Similar Bonds” and “— Allocation Among Series” in this prospectus.
In addition, the organizational documents of the issuing entity require the issuing entity to operate in a manner intended to reduce the likelihood that the issuing entity would be consolidated in PNM’s bankruptcy estate if PNM becomes involved in a bankruptcy proceeding. The issuing entity has no intent to file a voluntary petition for relief under the Bankruptcy Code, so long as the issuing entity is solvent and does not reasonably foresee becoming insolvent.
The Administration Agreement
Pursuant to an administration agreement between PNM and the issuing entity, PNM will provide or arrange for the provision of administrative services to the issuing entity, including services relating to the preparation of financial statements, required filings with the SEC, any tax returns the issuing entity might be required to file, qualifications to do business, and minutes of the issuing entity’s managers’ meetings. The issuing entity will pay PNM a fixed fee of $50,000 per annum for performing such services described above. The $50,000 fee will be paid in full on the first interest payment date following the issuance of the Series A Bonds and every second interest payment date thereafter.
The administrator may not resign or be removed without satisfaction of the rating agency condition, and without the successor administrator assuming all of the obligations of the former administrator under the administration agreement.

PUBLIC SERVICE COMPANY OF NEW MEXICO —
THE DEPOSITOR, SPONSOR, SELLER AND SERVICER
PNM will be the seller and initial servicer of the Series A Bonds and will be the depositor and sponsor of the transaction in which the Series A Bonds covered by this prospectus are issued.
PNM is a public utility that was organized under the laws of the State of New Mexico on May 9, 1917. PNM is an electric utility that provides electric generation, transmission and distribution services to its rate-regulated customers. PNM’s retail electric service territory covers a large area of north-central New Mexico, including the cities of Albuquerque, Rio Rancho and Santa Fe, and certain areas of southern New Mexico. As of December 31, 2022, PNM had 545,783 retail customers in its retail electric service territory. PNM is a wholly-owned subsidiary of PNMR. PNMR is an investor-owned holding company with two regulated utilities providing electricity and electric services in New Mexico and Texas. PNMR’s electric utilities are PNM and Texas-New Mexico Power Company (“TNMP”). TNMP is a regulated utility providing transmission and distribution services in Texas. See “— PNMR’s Proposed Merger” below.
PNM is subject to the jurisdiction of the NMPRC with respect to retail utility rates, accounting, utility services, certain facilities, certain asset transfers, certain corporate mergers and other matters. PNM is subject to the jurisdiction of the Federal Energy Regulatory Commission under the Federal Power Act with respect to acquisitions, operations and disposals of certain assets and facilities, services provided and rates charged, conduct among affiliates and other matters.
Following the sale of the energy transition property to the issuing entity, PNM will have no ownership or other interest in the energy transition property transferred to the issuing entity and will have no right to receive any energy transition charges (other than collected as servicer on behalf of the issuing entity). Neither PNM nor any of its affiliates will purchase any Series A Bonds.
PNM’s executive offices are located at 414 Silver Ave. SW, Albuquerque, New Mexico 87102, and its telephone number is (505) 241-2700.
PNM’s Retail Customer Base and Energy Usage
The table below sets forth PNM’s total retail electric revenues from electric sales, annual average number of customers and retail sales volume for the years 2018 to 2022. There can be no assurances that the retail electricity sales, retail electric revenues and number of retail customers or composition of any of the foregoing will remain at or near the levels reflected in the following tables.
Total Retail Electric Revenues from New Mexico Retail Customers ($ in thousands)*
Rate Schedule	2018	2019	2020	2021	2022
1A – Residential	$342,532	$344,399	$366,523	$359,227	$360,868
1B Residential – TOU	354	371	371	331	385
2A – Small Power	102,482	101,036	95,525	98,067	100,228
2B Small Power – TOU	1,915	1,519	1,370	1,364	1,342
3B – General Power	115,104	117,886	114,465	112,754	118,580
3C – General Power Low LF	21,416	20,274	17,114	20,366	20,984
3D – Pilot Municipalities & Counties General Power – TOU	7,978	9,493	9,033	8,833	8,685
3E – Pilot Municipalities & Counties General Power Low LF – TOU	1,711	1,857	1,745	1,738	1,429
4B – Large Power	66,830	62,073	54,337	53,877	54,529
5B – Lg. Svc. (8 MW)	4,143	4,590	4,306	4,134	3,837
6 – Private Lighting	2,546	2,527	2,498	2,457	2,516
10A – Irrigation	364	313	297	244	241

Rate Schedule	2018	2019	2020	2021	2022
10B Irrigation Service – TOU	1,521	1,402	1,401	1,353	1,357
11B – Wtr/Swg Pumping	8,159	7,560	9,624	8,740	8,406
15B – Universities 115 kV	3,181	3,344	2,428	2,530	3,293
20 – Streetlighting	12,718	5,918	4,999	4,934	4,779
30B – Manuf. (30 MW)	14,486	14,997	16,094	17,117	16,617
33B – Lg. Svc. (Station Power)	194	189	213	214	200
35B Large Power Service – TOU	—	6,697	6,701	6,117	5,999
36B – SSR – Renew. Energy Res.	1,699	10,724	21,113	17,143	13,131
Other	241,581	223,382	274,835	328,850	330,897
Total	$950,913	$940,549	$1,004,992	$1,050,390	$1,058,303

*
Totals may not add due to rounding.

Annual Average Number of Customers
Rate Schedule	2018	2019	2020	2021	2022
1A – Residential	468,143	471,819	476,405	480,700	483,951
1B Residential – TOU	115	116	117	117	121
2A – Small Power	52,506	52,717	53,043	53,663	53,993
2B Small Power – TOU	621	576	571	570	567
3B – General Power	3,089	3,168	3,241	3,078	3,108
3C – General Power Low LF	770	716	663	756	753
3D – Pilot Municipalities & Counties General Power – TOU	178	217	223	213	200
3E – Pilot Municipalities & Counties General Power Low LF – TOU	76	92	97	91	66
4B – Large Power	206	187	173	167	167
5B – Lg. Svc. (8 MW)	2	2	2	2	3
6 – Private Lighting	—	—	—	—	—
10A – Irrigation	108	107	105	103	102
10B Irrigation Service – TOU	206	206	209	208	208
11B – Wtr/Swg Pumping	154	154	155	153	150
15B – Universities 115 kV	1	1	1	1	1
20 – Streetlighting	169	173	192	205	248
30B – Manuf. (30 MW)	—	1	1	1	1
33B – Lg. Svc. (Station Power)	1	1	1	1	1
35B Large Power Service – TOU	—	4	5	4	5
36B – SSR – Renew. Energy Res.	—	1	1	1	1
Other	—	1	1	1	1
Total	526,345	530,259	535,206	540,035	543,647

Annual Total Energy Volumes (MWh)*
Rate Schedule	2018	2019	2020	2021	2022
1A – Residential	3,229,976	3,226,448	3,414,182	3,350,265	3,366,541
1B Residential – TOU	3,398	3,559	3,493	3,407	3,384
2A – Small Power	952,124	930,384	872,166	896,003	922,789
2B Small Power – TOU	18,152	14,065	12,592	12,467	12,277
3B – General Power	1,541,210	1,554,802	1,493,970	1,501,104	1,558,364
3C – General Power Low LF	197,170	185,391	150,683	181,028	187,191
3D – Pilot Municipalities & Counties General Power – TOU	106,132	128,020	120,825	117,273	118,208
3E – Pilot Municipalities & Counties General Power Low LF – TOU	14,637	15,440	13,868	14,420	11,682
4B – Large Power	1,096,607	1,033,756	917,158	903,151	922,164
5B – Lg. Svc. (8 MW)	67,120	76,908	65,006	62,627	57,090
6 – Private Lighting	14,616	14,339	14,170	13,934	13,630
10A – Irrigation	4,650	3,933	3,726	3,042	2,995
10B Irrigation Service – TOU	19,301	17,643	17,704	17,165	17,075
11B – Wtr/Swg Pumping	178,009	167,820	174,627	162,745	156,474
15B – Universities 115 kV	74,849	73,754	51,609	41,868	72,070
20 – Streetlighting	257,922	40,531	35,467	35,297	33,565
30B – Manuf. (30 MW)	349,845	360,498	396,771	421,605	409,976
33B – Lg. Svc. (Station Power)	3,296	3,362	3,294	3,351	3,500
35B Large Power Service – TOU	—	215,214	196,372	195,865	186,138
36B – SSR – Renew. Energy Res.	26,027	288,652	571,410	717,722	929,389
Other	698,013	659,120	416,790	508,693	532,532
Total	8,853,054	9,013,639	8,945,883	9,163,032	9,517,034

*
Totals may not add due to rounding.

There were no customers that accounted for 10% or more of PNM’s revenues in the year ended December 31, 2022.
Estimated Usage and Estimate Variance
PNM’s calculation of the initial energy transition charges and subsequent adjustments will be based primarily on estimates of number of customers and kWh usage (residential customer block charges, with a minimum per customer charge and a higher monthly charge for usage above 900 kWh), estimates of kW demand (general power, large power, large service and manufacturing customers) and estimates of number of customers (small power customers). PNM will use these estimates to calculate and set the energy transition charges at levels designed to ensure revenues sufficient to pay interest on and principal of the Series A Bonds when due, to pay fees and expenses of servicing and retiring the Series A Bonds and to replenish the capital subaccount. With respect to the foregoing, interest is due on each payment date and principal for a specific tranche is due upon the final maturity date for such tranche. See “Description of the Series A Bonds — Events of Default; Rights Upon Event of Default” in this prospectus.
PNM conducts sales estimate variance analyses on a regular basis to monitor the accuracy of delivery estimates against recorded usage. The table below presents the estimates of PNM’s retail sales in megawatt-hours, or MWh, for the years 2018 through 2022. Each estimate was made in the prior year.

Annual Estimated Variances
Billed Retail Delivery Sales (MWh)
	2018	2019	2020	2021	2022
Forecast	8,704,949	8,939,758	9,366,929	9,441,171	9,715,506
Actual	8,853,054	9,013,639	8,945,883	9,163,032	9,517,034
Variance	148,105	73,881	(421,046)	(278,139)	(198,472)
Variance (%)	1.70%	0.83%	(4.50)%	(2.95)%	(2.04)%
Actual usage depends on several factors, including temperatures and economic conditions. For example, while PNM’s methodology for estimating usage assumes normal weather conditions, abnormally hot summers or cold winters can add growth in electricity sales, while conversely, abnormally cool summers or warm winters can suppress growth in electricity usage. Regional economic conditions can also affect usage as customers curb electricity consumption to save money, businesses close and customers migrate to other service territories. Accordingly, variations in conditions will affect the accuracy of any estimate.
The following table sets forth information related to annual forecast variance for customer counts for residential and non-residential customers in PNM’s service area for the years 2018 through 2022. Variances between actual customer counts and forecasted customer counts can be caused by a number of factors such as: the timing of completion of new housing developments (i.e., when the meter is connected), delinquent customers not disconnected due to COVID-19 moratoriums during 2020 and 2021, the timing of completion of PNM capital projects, abnormal weather conditions (i.e., colder or warmer than normal) impacting the timing of when a customer reconnects or disconnects service, and the health of the overall economy.
Annual Estimated Variances
Annual Average Number of Customers
	2018	2019	2020	2021	2022
Residential
Forecast	466,831	469,130	476,071	480,168	485,424
Actual	468,258	471,935	476,522	480,817	484,072
Variance	1,427	2,805	451	649	(1,352)
Variance (%)	0.31%	0.60%	0.09%	0.14%	(0.28)%
Non-Residential
Forecast	57,798	58,064	59,132	59,145	59,682
Actual	58,087	58,324	58,684	59,218	59,575
Variance	289	260	(448)	73	(107)
Variance (%)	0.50%	0.45%	(0.76)%	0.12%	(0.18)%
Total
Forecast	524,629	527,194	535,203	539,313	545,106
Actual	526,345	530,259	535,206	540,035	543,647
Variance	1,716	3,065	3	722	(1,459)
Variance (%)	0.33%	0.58%	0.00%	0.13%	(0.27)%
Billing and Collections
The energy transition charges that PNM, in its capacity as servicer, estimates to have been collected from PNM’s customers’ electricity bills will be remitted on a daily basis to the collection account. On or before the last servicer business day of each month, the servicer will prepare and deliver to the issuing entity, the indenture trustee and the rating agencies a report that sets forth the energy transition charge collections received during the preceding monthly billing period, except for months in which the servicer must prepare a semi-annual servicers’ certificate. See “The Servicing Agreement — Evidence as to Compliance.” In addition, under the Financing Order, as directed by the Energy Transition Act, the NMPRC will implement the true-up adjustment mechanism for implementing adjustments to the energy transition charges designed to ensure that the aggregate energy transition charges billed for an applicable period will result in energy transition charge collections that are sufficient to pay principal and interest on the Series A Bonds and all other required amounts and charges payable in connection with the Series A Bonds. See “The Servicing Agreement — True-Up Adjustment Process.”
Credit Policy
PNM’s credit and collections policies are regulated by the NMPRC. Under the New Mexico Administrative Code (NMAC) Rule 410, PNM is obligated to provide service to all customers within its service territory. Most requests for energy service are processed by phone at PNM’s contact center or online via PNM’s website. Customer names are reviewed automatically for prior service before service is established.
Residential and non-residential applicants who have not previously had utility service with the Company and have not established an acceptable credit rating; has on three (3) or more occasions, within a 12-month period, received a final notice; had a discontinuation of service for nonpayment of bills rendered by the Company; or without authorization, interfered or diverted the service or tampered with Company equipment are required to pay a deposit. The deposit may be in the form of cash, a surety bond, a letter of guarantee and/or an irrevocable letter of credit. The amount of the deposit for both residential and non-residential is normally 1/6 of the customer’s estimated annual billings.
According to the NMPRC regulations, PNM may refuse to provide service to an applicant who is indebted to it for any utility service previously furnished to the applicant. However, for both residential and non-residential applicants, PNM may commence service if a reasonable payment plan is first established.
Billing Process and Payment Policy
PNM’s billing and payment policies are regulated by the NMPRC under the New Mexico Administrative Code (NMAC) Rule 410. Information included on the customer’s bill is specified in the regulation and includes all factors necessary for the customer to check the calculation of the bill against PNM’s published tariffs. Approximately 36% of customers receive paperless bills.
PNM bills electric services monthly. Meter readings for billing are scheduled monthly. Approximately 97.8% of monthly bills are based on actual meter readings. PNM bills its customers once every 28 to 32 days and distributes an approximately equal number of bills each Business Day in 21 billing cycles. Monthly charges for longer or shorter bill periods are prorated. A select group of accounts receive calendar month bills.
An active account is established by customer request at a service address with at least one contracted service. The account becomes final when all contract services are terminated at the customer’s request, or all services are terminated for non-payment. Billing processes track usage between customers and an attempt is made to match service measured to the new customer.
All bills are due and payable twenty (20) days from the date of rendition. Any bill not paid after twenty (20) calendar days from rendition are deemed delinquent. If a bill is not paid fifteen (15) days after it becomes delinquent, service is subject to discontinuation of service pursuant to regulations.
For accounts with potential billing errors, exception reports and work items are generated for manual review. This review examines accounts that have abnormally high or low bills, potential meter-reading errors and possible meter malfunctions.
PNM Electric offers the following billing programs:
•
Budget Billing — Residential and non-residential customers may elect to participate in the Company’s Budget Billing Payment Plan program. The plan year is twelve (12) months ending each year with the customer’s August bill. If customer begins program in September, the monthly payment is 1/12 of the estimated charges for the customer’s plan year. If the customer begins the program in October or later, the monthly payment is based on the remaining months in the budget year. The budget amount may be periodically adjusted to match the customer’s current level of usage. The plan settles up for any difference between what was paid and the actual costs in month 12. Any balance due to or from the customer is utilized in computing the next year’s monthly plan payments. Any amount due the customer or the Company will be settled and paid at the time the customer, for any reason, ceases to be a participant in the program.
•
Automatic Payment — Residential and non-residential customers may sign up to pay bills automatically from the customer’s bank account beginning one or two bills after application.

•
Summary billing — Non-residential customers may combine at least five qualifying electric accounts onto a summary bill. All accounts must be current. The summary bill may have automatic payment.

PNM may change its credit, billing, collections and termination/restoration of service policies and procedures from time to time while adhering to regulatory guidelines. It is expected that any such changes would be designed to enhance PNM’s ability to bill and collect customer charges on a timely basis.
COVID-19 Consumer Protections
In March 2020, PNM and other utilities voluntarily implemented a temporary suspension of disconnections and late payment fees for non-payment of utility bills in response to the impacts of COVID-19. On March 18, 2020, the NMPRC conducted an emergency open meeting for the purpose of adopting emergency amendments to its rules governing service to residential customers. The NMPRC’s emergency order was applicable during the duration of the Governor of New Mexico’s emergency executive order and allowed for the closure of payment centers, prohibited the discontinuance of a residential customer’s service for non-payment, and suspended the expiration of medical certificates for certain customers.
On February 3, 2021, the NMPRC issued an order finding that the temporary mandatory moratorium on disconnections of residential utility customers would be in effect from the date of the order for 100 days, which ended May 14, 2021. At the end of the moratorium, the 90-day transition period began, which continued the temporary moratorium on disconnections to provide the utilities additional time to assist residential customers with arrearages to enter into installment agreements. On July 14, 2021, the NMPRC issued an order clarifying previous orders that the mandatory requirements of the NMPRC’s previous order prohibiting residential disconnects should be voluntarily complied with by investor-owned utilities until August 12, 2021. PNM resumed disconnections at the end of the transition period.
Loss Experience
The following table sets forth information relating to PNM’s annual net charge-offs (i.e., net of recoveries) for all retail electric customers for the years 2018 to 2022:
	2018	2019	2020	2021	2022
Net Charge-Offs ($ in thousands)	2,856	2,850	2,206	5,199	4,507
Percentage of Retail Electric Revenues	0.31%	0.31%	0.22%	0.51%	0.44%
Days Revenue Outstanding
The following table sets forth information relating to the average number of days customer electricity bills remained outstanding for the years 2018 through 2022:
	2018	2019	2020	2021	2022
Average number of days outstanding	25.68	25.03	35.81	29.91	30.04
Delinquencies
The following table sets forth information relating to the delinquencies as a percentage of total annual billed revenues for all classes of customers as of December 31 for the years 2018 to 2022. This historical information is presented because PNM’s actual accounts receivable aging experience may affect the timing of collections and the amounts charged-off, and consequently the timing of remittances and the total amounts remitted to the collection account, that arise from the Energy Transition Charges.
	2018	2019	2020	2021	2022
31 – 60 days	3.3%	4.5%	6.0%	8.8%	4.2%
61 – 90 days	2.1%	1.7%	5.7%	4.5%	3.3%
91+ days	1.6%	1.8%	14.4%	14.9%	6.7%
Municipalization
As discussed above under “Risk Factors — Risks Associated with Potential Judicial, Legislative or Regulatory Actions — A municipal entity might assert the right to acquire portions of PNM’s electric distribution facilities and avoid payment of the Energy Transition Charges,” a municipal entity may assert that New Mexico law authorizes municipalities to acquire portions of PNM’s electric distribution facilities through the power of eminent domain for use as part of municipally-owned utility systems. Proposals are periodically advanced in various localities to municipalize, or otherwise take over PNM’s facilities, which PNM believes would require state legislative or other legal action to implement, or to establish new municipal utilities in areas currently served by PNM. As of the date of this prospectus, PNM is not aware of any local municipality which is actively seeking or threatening to acquire portions of PNM’s electric distribution system.
The Energy Transition Act provides that energy transition charges shall be paid by each customer who acquires electricity from an alternative or subsequent electricity supplier in PNM’s utility service area. The Financing Order provides that the energy transition charges will be non-bypassable as defined in the Energy Transition Act and shall be paid by each customer receiving electric delivery service from PNM or its successor for as long as the energy transition bonds secured by the energy transition charges are outstanding and the related financing costs have not been recovered in full. In the servicing agreement, PNM will covenant to assert in an appropriate forum that any municipality that acquires any portion of PNM’s electric distribution facilities must be treated as a successor to PNM under the Financing Order.
Where to Find More Information About PNM
PNM’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports are made available on PNMR’s website, www.pnmresources.com, free of charge, as soon as reasonably practicable after they are filed with or furnished to the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. No information on these websites constitutes a part of the registration statement of which this prospectus forms a part.
Application for Issuance of Additional Energy Transition Bonds
In January 2021, PNM filed an application with the NMPRC requesting the issuance of up to $300 million in additional energy transition bonds in connection with PNM’s proposed exit of the Four Corners Power Plant. In December 2021, the NMPRC issued a final order denying approval of the Four Corners Power Plant abandonment application and the corresponding request for issuance of additional energy transition bonds. PNM filed a notice of appeal with the New Mexico Supreme Court in December 2021. On July 6, 2023, the New Mexico Supreme Court affirmed the NMPRC’s final order denying approval of the Four Corners Power Plant abandonment and the corresponding issuance of additional energy transition bonds. PNM is reviewing the New Mexico Supreme Court’s decision and will determine next steps.
PNMR’s Proposed Merger Transaction
On October 20, 2020, PNMR, Avangrid, Inc. (Avangrid), and NM Green Holdings, Inc. (Merger Sub), entered into the Agreement and Plan of Merger, dated October 20, 2020 (the Merger Agreement), pursuant to which Merger Sub will merge with and into PNMR, with PNMR surviving the merger as a wholly-owned subsidiary of Avangrid (the Merger). Pursuant to the Merger Agreement, PNMR shareholders will receive $50.30 in cash for each share of PNMR common stock held at the closing of the Merger.
The proposed Merger has been unanimously approved by the Boards of Directors of PNMR, Avangrid and Merger Sub and approved by PNMR shareholders at the Special Meeting of Shareholders held on February 12, 2021.
The Merger Agreement provided that it may be terminated by each of PNMR and Avangrid under certain circumstances, including if the effective time of the Merger shall not have occurred by January 20, 2022 (the End Date); however, either PNMR or Avangrid could extend the End Date to April 20, 2022 if all conditions to closing have been satisfied other than the obtaining of all required regulatory approvals. As discussed below, in December 2021, the NMPRC issued an order rejecting the stipulation agreement relating to the Merger. In January 2022, PNMR, Avangrid and Merger Sub entered into an Amendment to the Merger Agreement pursuant to which PNMR and Avangrid agreed to extend the End Date to April 20, 2023. On April 12, 2023, PNMR, Avangrid, and Merger Sub entered into Amendment No. 2 to the Merger Agreement whereby all of the parties agreed to extend the End Date to July 20, 2023. On June 19, 2023, PNMR, Avangrid, and Merger Sub entered into Amendment No. 3 to the Merger Agreement whereby all of the parties agreed to extend the End Date to December 31, 2023, subject to a three-month extension by PNMR and Avangrid by mutual consent if all of the conditions to closing, other than the conditions relating to regulatory approval, have been satisfied as of December 31, 2023.
The Merger is subject to certain regulatory approvals, including from the NMPRC. PNM, PNMR, Avangrid, the Merger Sub and Iberdrola, S.A. (the Joint Applicants) and a number of intervening parties had entered into an amended stipulation and agreement in the Joint Application for approval of Merger pending before the NMPRC. On November 1, 2021, a Certification of Stipulation was issued by the hearing examiner, which recommended against approval of the amended stipulation. On December 8, 2021, the NMPRC issued an order adopting the Certification of Stipulation, rejecting the amended stipulation reached by the parties. On January 3, 2022, PNMR and Avangrid filed a notice of appeal with the New Mexico Supreme Court. On March 8, 2023, PNM, Avangrid, and the NMPRC filed a motion with the New Mexico Supreme Court to dismiss the appeal and remand the proceeding back to the NMPRC for further proceedings. On May 15, 2023, the New Mexico Supreme Court issued an order denying the joint motion to dismiss the appeal, retaining jurisdiction over the case and has set oral argument for September 15, 2023.
As a result of the delay in closing of the Merger due to the need to obtain NMPRC approval, PNMR and Avangrid were required to make a new filing under the HSR Act and request extensions of approvals previously received from the FCC and NRC. PNM has received approval from the FCC that runs through September 5, 2023, approval from the NRC that runs through May 25, 2024 and clearance under the HSR Act through March 10, 2024. No additional approvals are required from CFIUS, FERC or the PUCT.
With respect to other regulatory proceedings related to the Merger, in 2021 PNMR received clearances for the Merger from the Federal Trade Commission under the Hart-Scott-Rodino Act (the “HSR Act”), the Committee on Foreign Investment in the United States (“CFIUS”), the Federal Communications Commission (the “FCC”), FERC, the Public Utility Commission of Texas (the “PUCT”), and the Nuclear Regulatory Commission (the “NRC”). As a result of the delay in closing of the Merger due to the need to obtain NMPRC approval, PNMR and Avangrid were required to make a new filing under the HSR Act and request extensions of approvals previously received from the FCC and NRC. PNM has received approval from the FCC that runs through September 5, 2023, approval from the NRC that runs through May 25, 2024 and clearance under the HSR Act through March 10, 2024. No additional approvals are required from CFIUS, FERC or the PUCT.
Consummation of the Merger remains subject to the satisfaction or waiver of certain customary closing conditions, including, without limitation, the absence of any material adverse effect on PNMR, the receipt of required regulatory approval from the NMPRC, and the agreements relating to the divestiture of PNM’s ownership interest in the Four Corners Power Plant (Four Corners) being in full force and effect and all applicable regulatory filings associated therewith being made. The agreement relating to the divestiture of Four Corners has been entered into and is in full effect and related filings have been made with the NMPRC.

DESCRIPTION OF THE SERIES A BONDS
The following summary describes the material terms of the bonds, the indenture and the series supplement. The forms of the bond, the indenture and the series supplement have been filed as exhibits to the registration statement of which this prospectus forms a part. Please read “Where You Can Find More Information” in this prospectus.
The Series A Bonds are not a debt or a pledge of the faith and credit or taxing power of the State of New Mexico, the NMPRC or of any county, municipality or any other political subdivision, governmental agency, authority or instrumentality of the State or New Mexico and do not represent an interest in or legal obligation of PNM or any of its affiliates, other than the issuing entity. Neither PNM nor any of its affiliates will guarantee or insure the Series A Bonds. The Financing Order authorizing the issuance of the Series A Bonds does not constitute a pledge of the full faith and credit of the State of New Mexico or of any of its political subdivisions. The issuance of the Series A Bonds under the Energy Transition Act will not directly, indirectly or contingently obligate the State of New Mexico or any of its political subdivisions to levy or to pledge any form of taxation for the Series A Bonds or to make any appropriation for their payment.
The issuing entity will issue the Series A Bonds and secure their payment under an indenture and the series supplement that the issuing entity will enter into with U.S. Bank Trust Company, National Association, as indenture trustee. The issuing entity will issue the bonds in minimum denominations of $2,000 and in integral multiples of $1,000 in excess thereof, except that the issuing entity may issue one bond in each tranche in a smaller denomination. The initial principal balance, scheduled final payment date, final maturity date and interest rate for each tranche of the Series A Bonds are stated in the table below.
Tranche	Expected Weighted Average Life (Years)	Principal Amount Offered	Scheduled Final Payment Date	Final Maturity Date	Interest Rate
		$			%
The scheduled final payment date for each tranche of the Series A Bonds is the date when the outstanding principal balance of that tranche will be reduced to zero if the issuing entity makes payments according to the expected amortization schedule for that tranche. The final maturity date for each tranche of the Series A Bonds is the date when the issuing entity is required to pay the entire remaining unpaid principal balance, if any, of all Series A Bonds of that tranche. The failure to pay principal of any tranche of the Series A Bonds by the scheduled final payment date will not be an event of default under the indenture and the series supplement. An event of default would occur if there were a failure to pay principal for any tranche on the final legal maturity date for such tranche.
Interest Payments
Beginning           , 2024, the issuing entity is required to pay interest semi-annually on the Series A Bonds on each           and           (or, if any payment date is not a business day, the following business day) of each year. The record date (so long as the Series A Bonds are evidenced by book-entry) for any payment of interest on and principal of the Series A Bonds will be the business day immediately before the applicable payment date.
Interest on each tranche of the Series A Bonds will accrue from, and including, the issue date to, but excluding, the first payment date, and thereafter from and including the previous payment date to (but excluding) the applicable payment date until such tranche of the Series A Bonds has been paid in full, at the interest rate indicated in the table on the cover page of this prospectus and in the table above. Each of those periods is referred to as an “interest accrual period.” The issuing entity will calculate interest on tranches of the Series A Bonds on the basis of a 360-day year of twelve 30-day months.
On each payment date, the issuing entity will pay interest on each tranche of the Series A Bonds equal to the following amounts:
•
accrued interest on the principal balance of each tranche of the Series A Bonds as of the close of business on the preceding semi-annual payment date, or the date of the original issuance of the

Series A Bonds, after giving effect to all payments of principal made on the preceding semi-annual payment date, if any; and
•
if there has been a payment default, any interest payable but unpaid on any prior payment date, together with interest on such unpaid interest, if any.

On each payment date, the issuing entity will pay interest on the Series A Bonds before the issuing entity pays principal on the Series A Bonds.
If there is a shortfall in the amounts available in the collection account to make interest payments on the Series A Bonds, the indenture trustee will distribute interest pro rata to each tranche of Series A Bonds based on the amount of interest payable on each such outstanding tranche. Please read “Security for the Series A Bonds — How Funds in the Collection Account will be Allocated” in this prospectus.
Principal Payments
On each payment date, the issuing entity will pay principal of the Series A Bonds to the bondholders equal to the sum, without duplication, of:
•
the unpaid principal amount of any Series A Bond whose final maturity date is on that payment date, plus

•
the unpaid principal amount of any Series A Bond upon acceleration following an event of default relating to the Series A Bonds, plus

•
any overdue payments of principal, plus

•
any unpaid and previously scheduled payments of principal, plus

•
the principal scheduled to be paid on any Series A Bond on that payment date,

but only to the extent funds are available in the collection account after payment of certain of the issuing entity’s fees and expenses and after payment of interest as described above under “— Interest Payments” in this prospectus. If the indenture trustee receives insufficient collections of energy transition charges for any payment date, and amounts in the collection account (and the applicable subaccounts of the collection account) are not sufficient to make up the shortfall, principal of any tranche of the Series A Bonds may be payable later than expected. Please read “Risk Factors — Other Risks Associated with the Purchase of the Series A Bonds” in this prospectus. To the extent funds are so available, we will make scheduled payments of principal of the Series A Bonds in the following order:
•
to the holders of the tranche      bonds, until the principal balance of that tranche has been reduced to zero,

•
to the holders of the tranche      bonds, until the principal balance of that tranche has been reduced to zero, and

•
to the holders of the tranche      bonds, until the principal balance of that tranche has been reduced to zero.

However, on any payment date, unless an event of default has occurred and is continuing and the Series A Bonds have been declared due and payable, the indenture trustee will make principal payments on the Series A Bonds only until the outstanding principal balances of the Series A Bonds have been reduced to the principal balances specified in the applicable expected amortization schedule for that payment date. Accordingly, principal of the Series A Bonds may be paid later, but not sooner, than reflected in the expected amortization schedule, except in the case of an acceleration. The entire unpaid principal balance of each tranche of the Series A Bonds will be due and payable on the final maturity date for that tranche. The failure to make a scheduled payment of principal on the Series A Bonds because there are not sufficient funds in the collection account does not constitute a default or an event of default under the indenture, except for the failure to pay in full the unpaid balance of any tranche upon the final maturity date for such tranche.
Unless the bonds have been accelerated following an event of default, any excess funds remaining in the collection account after payment of principal, interest, applicable fees and expenses and payments to the applicable subaccounts of the collection account will be retained in the excess funds subaccount until applied on a subsequent payment date.
If an event of default (other than a breach by the State of New Mexico of the state pledge) has occurred and is continuing, then the indenture trustee or the holders of not less than a majority in principal amount of the Series A Bonds then outstanding may declare the Series A Bonds to be immediately due and payable, in which event the entire unpaid principal amount of the Series A Bonds and all accrued and unpaid interest thereon will become due and payable. Please read “— Events of Default; Rights Upon Event of Default” in this prospectus. However, the nature of the issuing entity’s business will result in payment of principal upon an acceleration of the Series A Bonds being made as funds become available. Please read “Risk Factors — Risks Associated With the Unusual Nature of the Energy Transition Property — Foreclosure of the indenture trustee’s lien on the energy transition property for the Series A Bonds might not be practical, and acceleration of the Series A Bonds before maturity might have little practical effect” and “Risk Factors — You may experience material payment delays or incur a loss on your investment in the Series A Bonds because the source of funds for payment is limited” in this prospectus.
If there is a shortfall in the amounts available to make principal payments on the Series A Bonds that are due and payable, including upon an acceleration following an event of default, the indenture trustee will distribute principal from the collection account pro rata to each tranche of Series A Bonds based on the principal amount then due and payable on the payment date; and if there is a shortfall in the remaining amounts available to make principal payments on the Series A Bonds that are scheduled to be paid, the indenture trustee will distribute principal from the collection account pro rata to each tranche of Series A Bonds based on the principal amount then scheduled to be paid on the payment date.
The expected amortization schedule below sets forth the corresponding principal payment that is scheduled to be made on each payment date for each tranche of the Series A Bonds from the issuance date to the scheduled final payment date. Similarly, the expected amortization schedule below sets forth the principal balance that is scheduled to remain outstanding on each payment date for each tranche of the Series A Bonds from the issuance date to the scheduled final payment date.
Expected Amortization Schedule
Outstanding Prinicipal Balance(1)
Payment Date	Tranche Principal Balance
Closing Date	$
$
$
$
$
$
$
$
$
$
$
$
$
$
$
$
$

Payment Date	Tranche Principal Balance
$
$
$
$
$
$
$
$
$
$
$
$

(1)
Terms are preliminary and subject to change.

The issuing entity cannot assure you that the principal balance of any tranche of the Series A Bonds will be reduced at the rate indicated in the table above. The actual reduction in tranche principal balances may occur more slowly. The actual reduction in tranche principal balances will not occur more quickly than indicated in the above table, except in the case of acceleration due to an event of default under the indenture. The Series A Bonds will not be in default if principal is not paid as specified in the schedule above unless the principal of any tranche is not paid in full on or before the final maturity date of that tranche.
Expected Sinking Fund Schedule(1)
Payment Date	Tranche Principal
$
$
$
$
$
$
$
$
$
$
$
$
$
$
$
$
$
$
$
$

Payment Date	Tranche Principal
$
$
$
$
$
$
$
$
$

(1)
Terms are preliminary and subject to change.

On each payment date, the indenture trustee will make principal payments to the extent the principal balance of such tranche of the Series A Bonds exceeds the amount indicated for that payment date in the table above and to the extent of funds available in the collection account after payment of certain of the issuing entity’s fees and expenses and after payment of interest.
Distribution Following Acceleration
Upon an acceleration of the maturity of the Series A Bonds, the total outstanding principal balance of and interest accrued on the Series A Bonds will be payable, without regard to tranche. Although principal will be due and payable upon acceleration, the nature of the issuing entity’s business will result in principal being paid as funds become available. Please read “Risk Factors — Risks Associated With the Unusual Nature of the Energy Transition Property — Foreclosure of the indenture trustee’s lien on the energy transition property for the Series A Bonds might not be practical, and acceleration of the Series A Bonds before maturity might have little practical effect” and “Risk Factors — You may experience material payment delays or incur a loss on your investment in the Series A Bonds because the source of funds for payment is limited” in this prospectus.
No Optional Redemption
The issuing entity may not voluntarily redeem any tranche of the Series A Bonds.
Payments on the Series A Bonds
The indenture trustee will pay on each payment date to the holders of each tranche of the Series A Bonds, to the extent of available funds in the collection account, all payments of principal and interest then due. The indenture trustee will make each payment other than the final payment with respect to any Series A Bonds to the holders of record of the Series A Bonds of the applicable tranche designation on the record date for that payment date. The indenture trustee will make the final payment for each tranche of the Series A Bonds, however, only upon presentation and surrender of the bonds of that tranche at the office or agency of the indenture trustee specified in the notice given by the indenture trustee of the final payment. The indenture trustee will send notice of the final payment to the bondholders no later than five days prior to the final payment date, specifying the date set for the final payment and the amount of the payment.
The failure to pay accrued interest on any payment date (even if the failure is caused by a shortfall in energy transition charges received) will result in an event of default for the Series A Bonds unless such failure is cured within five business days. Any interest not paid when due (plus interest on the defaulted interest at the applicable interest rate to the extent lawful) will be payable to the bondholders as of a special record date. The special record date will be at the close of business on the 15th business day prior to the date on which the indenture trustee is to make such special payment (a special payment date). The issuing entity will fix any special record date and special payment date. At least 10 days before any special record date, the issuing entity will cause the indenture trustee to send to each affected bondholder a notice that states the special record date, the special payment date and the amount of defaulted interest (plus interest on the defaulted interest) to be paid. Please read “— Events of Default; Rights Upon Event of Default”.
The entire unpaid principal amount of each tranche of the Series A Bonds will be due and payable (i) on the final maturity date for such tranche or (ii) upon a declaration of acceleration by the indenture trustee or the holders of a majority in principal amount of the Series A Bonds if an event of default under the indenture and the series supplement (other than an event of default arising from any act or failure to act by the State of New Mexico or any of its agencies (including the NMPRC), officers or employees that violates the state pledge or is not in accordance with the state pledge) occurs and is continuing.
However, the nature of the issuing entity’s business will result in payment of principal upon an acceleration of the Series A Bonds being made as funds become available. Please read “Risk Factors — Risks Associated With the Unusual Nature of the Energy Transition Property — Foreclosure of the indenture trustee’s lien on the energy transition property for the Series A Bonds might not be practical, and acceleration of the Series A Bonds before maturity might have little practical effect” and “Risk Factors — You may experience material payment delays or incur a loss on your investment in the Series A Bonds because the source of funds for payment is limited” in this prospectus.
At the time, if any, the issuing entity issues the Series A Bonds in the form of definitive bonds and not to The Depository Trust Company, or DTC, or its nominee, the indenture trustee will make payments with respect to that tranche on a payment date or a special payment date by check sent to each holder of a definitive bond of the tranche of record on the applicable record date at its address appearing on the register maintained with respect to the Series A Bonds. Upon written application by a holder of any tranche of the Series A Bonds in physical form to the indenture trustee not later than the applicable record date, the indenture trustee will make payments by wire transfer to an account maintained by the payee.
If any special payment date or other date specified for any payments to bondholders is not a business day, the indenture trustee will make payments scheduled to be made on that special payment date or other date on the next business day, and no interest will accrue upon the payment during the intervening period.
Fees and Expenses
As set forth in the table below, the issuing entity is obligated to pay fees to the servicer, the indenture trustee, its independent manager and PNM as administrator. The following table illustrates this arrangement.
Recipient	Source of Payment	Fees and Expenses Payable
Servicer	Energy transition charge collections and investment earnings	$ (0.05% of the initial principal balance of the Series A Bonds) on an annualized basis (so long as the servicer is PNM or an affiliate), plus expenses
Indenture trustee	Energy transition charge collections and investment earnings	$12,500 per annum, plus expenses and indemnities
Independent manager	Energy transition charge collections and investment earnings	$3,500 per annum, plus expenses
Administration fee	Energy transition charge collections and investment earnings	$50,000 per annum, plus expenses
The annual servicing fee payable to any servicer not affiliated with PNM shall not at any time exceed 0.60% of the initial principal balance of the Series A Bonds unless a higher rate is approved by the NMPRC.
Series A Bonds Will Be Issued in Book-Entry Form
The Series A Bonds will be available to investors only in the form of book-entry bonds. You may hold your Series A Bonds through DTC in the United States, Clearstream Banking, Luxembourg, S.A., referred to as Clearstream, or Euroclear in Europe. You may hold your Series A Bonds directly with one of these systems if you are a participant in the system or indirectly through organizations that are participants.

The Role of DTC, Clearstream and Euroclear
Cede & Co., as nominee for DTC, will hold the global bond or bonds representing the Series A Bonds. Clearstream and Euroclear will hold omnibus positions on behalf of the Clearstream consumers and Euroclear participants, respectively, through consumers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries. These depositaries will, in turn, hold these positions in consumers’ securities accounts in the depositaries’ names on the books of DTC.
The Function of DTC
DTC, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments (from over 100 countries) that DTC’s participants (direct participants) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (DTCC). DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (indirect participants). The DTC Rules applicable to its Participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org. The contents of such websites do not constitute a part of the registration statement of which this prospectus forms a part.
The Function of Clearstream
Clearstream holds securities for its consumers and facilitates the clearance and settlement of securities transactions between Clearstream consumers through electronic book-entry changes in accounts of Clearstream consumers, thereby eliminating the need for physical movement of securities. Transactions may be settled by Clearstream in any of various currencies, including United States dollars. Clearstream provides to its consumers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream also deals with domestic securities markets in various countries through established depositary and custodial relationships. Clearstream is registered as a bank in Luxembourg and therefore is subject to regulation by the Luxembourg Commission de Surveillance du Secteur Financier, which supervises Luxembourg banks. Clearstream’s consumers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations, among others, and may include the underwriters of the Series A Bonds. Clearstream’s U.S. consumers are limited to securities brokers and dealers and banks. Clearstream has consumers located in various countries. Indirect access to Clearstream is also available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream. Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.
The Function of Euroclear
The Euroclear System was created in 1968 in Brussels. Euroclear holds securities and book-entry interests in securities for Euroclear participants and facilitates the clearance and settlement of securities transactions between Euroclear participants, and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of securities and any risk from lack of simultaneous transfers of securities and cash. Such transactions may be settled in any of various currencies, including United States dollars. The Euroclear System includes various other services, including, among other things, safekeeping, administration, clearance and settlement, securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described below. The Euroclear System is operated by Euroclear Bank SA/NV. Euroclear participants include central banks and other banks, securities brokers and dealers and other professional financial intermediaries and may include the underwriters of the Series A Bonds. Indirect access to the Euroclear System is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.
Terms and Conditions of Euroclear
Securities clearance accounts and cash accounts with Euroclear are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the Terms and Conditions). These Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System and receipts of payments with respect to securities in the Euroclear System. All securities in Euroclear are held on a fungible basis without attribution of specific securities to specific securities clearance accounts. Euroclear acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.
The Rules for Transfers Among DTC, Clearstream or Euroclear Participants
Transfers between DTC participants will occur in accordance with DTC rules. Transfers between Clearstream consumers or Euroclear participants will occur in the ordinary way in accordance with their applicable rules and operating procedures and will be settled using procedures applicable to conventional securities held in registered form.
Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream consumers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its depositary; however, those cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in that system in accordance with its rules and procedures and within its established deadlines, which will be based on European time. The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its depositary to take action to effect final settlement on its behalf by delivering or receiving Series A Bonds in DTC and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream consumers and Euroclear participants may not deliver instructions directly to Clearstream’s and Euroclear’s depositaries.
Because of time-zone differences, credits of securities in Clearstream or Euroclear as a result of a transaction with a participant will be made during the subsequent securities settlement processing, dated the business day following the DTC settlement date, and those credits or any transactions in those securities settled during that processing will be reported to the relevant Clearstream consumer or Euroclear participant on that business day. Cash received in Clearstream or Euroclear as a result of sales of securities by or through a Clearstream consumer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.
DTC Will Be the Holder of the Series A Bonds
Bondholders that are not participants or indirect participants but desire to purchase, sell or otherwise transfer ownership of, or other interest in, the Series A Bonds may do so only through direct participants and indirect participants. In addition, bondholders will receive all payments of principal of and interest on the Series A Bonds from the indenture trustee through the participants, who in turn will receive them from DTC. Under a book-entry format, bondholders may experience some delay in their receipt of payments because payments will be forwarded by the indenture trustee to Cede & Co., as nominee for DTC. DTC will forward those payments to its participants, who thereafter will forward them to indirect participants or bondholders. It is anticipated that the only “bondholder” will be Cede & Co., as nominee of DTC. The indenture trustee will not recognize bondholders as bondholders, as that term is used in the indenture, and bondholders will be permitted to exercise the rights of bondholders only indirectly through the participants, who in turn will exercise the rights of bondholders through DTC.
Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers of book-entry certificates among participants on whose behalf it acts with respect to the Series A Bonds and is required to receive and transmit payments of principal and interest on the Series A Bonds. Direct participants and indirect participants with whom bondholders have accounts with respect to the Series A Bonds similarly are required to make book-entry transfers and receive and transmit those payments on behalf of their respective bondholders. Accordingly, although bondholders will not possess Series A Bonds, bondholders will receive payments and will be able to transfer their interests.
Because DTC can act only on behalf of participants, who in turn act on behalf of indirect participants and certain banks, the ability of a bondholder to pledge Series A Bonds to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of those Series A Bonds, may be limited due to the lack of a physical certificate for those Series A Bonds.
DTC has advised us that it will take any action permitted to be taken by a bondholder under the indenture only at the direction of one or more participants to whose account with DTC the Series A Bonds are credited. Additionally, DTC has advised us that it will take those actions with respect to specified percentages of the collateral amount only at the direction of and on behalf of participants whose holdings include interests that satisfy those specified percentages. DTC may take conflicting actions with respect to other interests to the extent that those actions are taken on behalf of participants whose holdings include those interests.
Except as required by law, none of any underwriter, the servicer, PNM, the indenture trustee, the issuing entity or any other party will have any liability for any aspect of the records relating to or payments made on account of beneficial interests in the certificates held by Cede & Co., as nominee for DTC, or for maintaining, supervising or reviewing any records relating to such beneficial interests.
How Bond Payments Will Be Credited by Clearstream and Euroclear
Payments with respect to Series A Bonds held through Clearstream or Euroclear will be credited to the cash accounts of Clearstream consumers or Euroclear participants in accordance with the applicable system’s rules and operating procedures, to the extent received by its depositary. Those payments will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Please read “Material U.S. Federal Income Tax Considerations” in this prospectus. Clearstream or the Euroclear operator, as the case may be, will take any other action permitted to be taken by a bondholder under the indenture on behalf of a Clearstream consumer or Euroclear participant only in accordance with its applicable rules and operating procedures and subject to its depositary’s ability to effect those actions on its behalf through DTC.
Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of the Series A Bonds among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform those procedures, and those procedures may be discontinued at any time.
Definitive Series A Bonds
The issuing entity will issue the Series A Bonds in registered, certificated form to bondholders, or their nominees, rather than to DTC, only under the circumstances provided in the indenture, which will include: (1) the issuing entity advising the indenture trustee in writing that DTC is no longer willing or able to properly discharge its responsibilities as nominee and depositary with respect to the book-entry Series A Bonds and that the issuing entity is unable to locate a successor, (2) the issuing entity electing to terminate the book-entry system through DTC, with written notice to the indenture trustee, or (3) after the occurrence of an event of default under the indenture, holders of energy transition bonds aggregating not less than a majority of the aggregate outstanding principal amount of all series of energy transition bonds issued under the indenture maintained as book-entry bonds advising the issuing entity, the indenture trustee, and DTC in writing that the continuation of a book-entry system through DTC (or a successor) is no longer in the best interests of those bondholders.
Upon surrender by DTC of the definitive securities representing the Series A Bonds and instructions for registration, the issuing entity will sign and the indenture trustee will authenticate and deliver the Series A Bonds in the form of definitive Series A Bonds, and thereafter the indenture trustee will recognize the registered holders of the definitive Series A Bonds as bondholders under the indenture. Upon issuance of definitive Series A Bonds, the Series A Bonds evidenced by such definitive Series A Bonds will be transferable directly (and not exclusively on a book-entry basis) and registered holders will deal directly with the indenture trustee with respect to transfers, notices and payments.
The indenture trustee will make payment of principal of and interest on the Series A Bonds directly to bondholders in accordance with the procedures set forth herein and in the indenture. The indenture trustee will make interest payments and principal payments to bondholders in whose names the definitive Series A Bonds were registered at the close of business on the related record date. The indenture trustee will make payments by wire transfer to the bondholder as described in the indenture or in such other manner as may be provided in the series supplement. The indenture trustee will make the final payment on any Series A Bonds (whether definitive Series A Bonds or Series A Bonds registered in the name of Cede & Co.), however, only upon presentation and surrender of the Series A Bonds on the final payment date at the office or agency that is specified in the notice of final payment to bondholders. The indenture trustee will provide the notice to registered bondholders not later than the fifth day prior to the final payment date.
Definitive Series A Bonds will be transferable and exchangeable at the offices of the transfer agent and registrar, which initially will be the indenture trustee. There will be no service charge for any registration of transfer or exchange, but the transfer agent and registrar may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.
Conditions of Issuance of Additional Energy Transition Bonds and Acquisition of Additional Energy Transition Property by the Issuing Entity
The issuing entity’s acquisition of additional energy transition property and issuance of additional energy transition bonds with respect thereto after the issuance of the Series A Bonds described in this prospectus is subject to the following conditions, among others:
•
PNM requests and receives another financing order from the NMPRC;

•
each series of additional energy transition bonds has recourse only to the energy transition property and funds on deposit in the trust accounts held by the indenture trustee with respect to that series of additional energy transition bonds, is nonrecourse to the collateral securing the Series A Bonds and does not constitute a claim against the issuing entity if revenue from the energy transition charges and funds on deposit in the trust accounts with respect to that series of additional energy transition bonds are insufficient to pay such other series in full;

•
the indenture trustee and the rating agencies then rating any series of the issuing entity’s outstanding energy transition bonds are provided an opinion of a nationally recognized law firm experienced in such matters to the effect that such issuance would not result in the issuing entity’s substantive consolidation with PNM and that there has been a true sale of the energy transition property with respect to such series, subject to the customary exceptions, qualifications and assumptions contained therein;

•
the issuing entity delivers to the indenture trustee an officer’s certificate certifying that the additional series of energy transition bonds shall have the benefit of a true-up adjustment mechanism under the Energy Transition Act;

•
transaction documentation for the other series provides that holders of the additional energy transition bonds of the other series will not file or join in filing of any bankruptcy petition against the issuing entity;

•
if holders of such additional energy transition bonds are deemed to have any interest in any of the issuing entity’s assets that are dedicated to the Series A Bonds, holders of such other additional energy transition bonds must agree that their interest in the assets that are dedicated to the Series A Bonds is subordinate to claims or rights of holders of the Series A Bonds;
•
each series of additional energy transition bonds will have its own bank accounts and trust accounts; and

•
each series of additional energy transition bonds will bear its own trustee fees and servicer fees and a pro rata portion of the fees due under the administration agreement, except that the allocation of such fees with respect to such additional energy transition bonds will be governed by the terms of the servicing agreement of the Series A Bonds.

The sale of energy transition property created by an additional financing order and issuance of additional energy transition bonds by the issuing entity with respect thereto after the issuance of the Series A Bonds described in this prospectus is subject to satisfaction of the rating agency condition.
PNM also may cause the issuance of additional energy transition bonds through an entity other than the issuing entity pursuant to a future financing order. However, PNM has covenanted under the sale agreement that it will not sell to any other affiliate property consisting of charges similar to the energy transition charges sold pursuant to this sale agreement, payable by customers pursuant to the Energy Transition Act or any similar law, unless (A) the seller and the other parties to such arrangement shall have entered into an intercreditor agreement in connection therewith and (B) the rating agency condition has been satisfied. Please read “Security for the Series A Bonds — Issuance of Additional Energy Transition Bonds or Similar Bonds” in this prospectus.
Allocation Among Series
The Energy Transition Act and the Financing Order require energy transition charges to be shown as a separate line item on the periodic bills sent to customers. In the event a customer does not pay in full all amounts owed under any bill including energy transition charges, the servicer is required under the Financing Order to allocate any resulting shortfalls in energy transition charges ratably based on the amounts of energy transition charges owing in respect of each series of energy transition bonds. Please read “The Servicing Agreement — Remittances to Collection Account” in this prospectus.
Access of Bondholders
Upon written request of any bondholder or group of bondholders of outstanding Series A Bonds evidencing at least 10% of the aggregate outstanding principal amount of the Series A Bonds, the indenture trustee will afford the bondholder or bondholders making such request a copy of a current list of bondholders for purposes of communicating with other bondholders with respect to their rights under the indenture or the series supplement; provided, that the indenture trustee gives prior written notice to the issuing entity of such request..
The indenture and the series supplement do not provide for any annual or other meetings of bondholders.
Reports to Bondholders
On or prior to each payment date, special payment date or any other date specified in the indenture or the series supplement for payments with respect to any tranche of the Series A Bonds, the servicer will deliver to the indenture trustee, and the indenture trustee will make available on its website (currently located at https://pivot.usbank.com), a statement prepared by the servicer with respect to the payment to be made on the payment date, special payment date or other date, as the case may be, setting forth the following information:
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the amount of the payment to bondholders allocable to (1) principal, if any, and (2) interest;

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the aggregate outstanding principal balance of the Series A Bonds, before and after giving effect to payments allocated to principal reported immediately above;

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the difference, if any, between the amount specified immediately above and the principal amount scheduled to be outstanding on that date according to the related expected amortization schedule;

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any other transfers and payments to be made on such payment date, including amounts paid to the indenture trustee and to the servicer; and

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the amounts on deposit in the capital subaccount and the excess funds subaccount, after giving effect to the foregoing payments and the required capital level.

Such reports will not constitute financial statements prepared in accordance with generally accepted accounting principles. The financial information provided to bondholders will not be examined and reported upon by an independent public accountant. In addition, an independent public accountant will not provide an opinion on the financial information.
Within the prescribed period of time for tax reporting purposes after the end of each calendar year during the term of the Series A Bonds, if the entity acting as indenture trustee is also acting as paying agent and transfer agent and registrar for the Series A Bonds, then the indenture trustee will, upon written request by the issuing entity or any bondholder, send to persons or entities that at any time during the calendar year were bondholders and received any payment on the Series A Bonds, a statement containing certain information for the purposes of the bondholder’s preparation of United States federal and state income tax returns.
Although neither the issuing entity nor the depositor is an asset-backed issuer and the Series A Bonds are not asset-backed securities as defined by the SEC in governing regulations Item 1101 of Regulation AB because the issuing entity is authorized by its governing documents to issue more than one series of energy transition bonds, the issuing entity intends to file with the SEC reports related to the Series A Bonds consistent with the disclosure and regulatory regime established by Regulation AB. Such reports will be filed under the name of the issuing entity and will include reports on Form 10-D, Form 10-K and Form 8-K. Please read “The Servicing Agreement — Evidence as to Compliance” in this prospectus.
Website Disclosure
The issuing entity will cause to be posted on a website associated with PNM, currently located at www.pnmresources.com, periodic and current reports containing, to the extent such information is reasonably available to it:
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a statement of energy transition charge remittances made to the indenture trustee and balances in the collection account (and each subaccount thereof), in each case, as of the most recent payment date;

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the semi-annual servicer’s certificate and monthly servicer’s certificate delivered for the Series A Bonds pursuant to the servicing agreement;

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the text (or a link to the website where a reader can find the text) of each filing of a true-up adjustment and the results of each such filing;

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any change in the long-term or short-term credit ratings of the servicer assigned by the rating agencies;

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material legislative or regulatory developments directly relevant to the Series A Bonds; and

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any reports and other information that are required to be filed with the SEC under the Exchange Act, including but not limited to periodic and current reports related to the Series A Bonds consistent with the disclosure and reporting regime established in Regulation AB.

Information on PNMR’s website or that can be accessed through the website is not incorporated into and does not constitute a part of the registration statement of which this prospectus forms a part.
The Issuing Entity and the Indenture Trustee May Modify the Indenture and the Series Supplement
Modifications of the Indenture that do not Require Consent of Holders
From time to time, and without the consent of the bondholders (but with prior notice to the rating agencies and when authorized by an issuing entity order), the issuing entity and the indenture trustee may enter into one or more agreements supplemental to the indenture and to the series supplement for various purposes described in the indenture and the series supplement, including:
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to correct or amplify the description of any property, including the collateral subject to the indenture or the series supplement, or to better assure, convey and confirm to the indenture trustee the property subject to the indenture or the series supplement, or to add additional property;

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to add to the covenants of the issuing entity for the benefit of the bondholders and the indenture trustee, or surrender any right or power conferred to the issuing entity by the indenture or the series supplement;

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to convey, transfer, assign, mortgage or pledge any property to or with the indenture trustee;

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to cure any ambiguity, to correct or supplement any provision in the indenture, in the series supplement or in any supplemental indenture that may be inconsistent with any other provision in the indenture, in the series supplement or in any supplemental indenture or to make any other provisions with respect to matters or questions arising under the indenture, under the series supplement or under any supplemental indenture, provided however, that (i) such action will not, as evidenced by a legal opinion of external counsel to the issuing entity, adversely affect in any material respect the interests of the bondholders and (ii) the rating agency condition shall have been satisfied with respect thereto;

•
to evidence and provide for the acceptance of the appointment under the indenture of a successor trustee with respect to the Series A Bonds and to add or change any of the provisions of the indenture as shall be necessary to facilitate the administration of the trusts thereunder by more than one trustee;

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to evidence the succession of another person or entity to the issuing entity in accordance with the terms of the indenture and the assumption by any such successor of the covenants in the indenture, in the series supplement and in the Series A Bonds;

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to modify, eliminate or add to the provisions of the indenture or the series supplement to such extent as shall be necessary to effect qualification under the Trust Indenture Act of 1939, as amended, or the Trust Indenture Act, and to add provisions expressly required by the Trust Indenture Act;

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to qualify the Series A Bonds for registration with a clearing agency;

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to satisfy any rating agency requirements;

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to set forth the terms of any series of energy transition bonds that has not therefore been authorized; or

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to authorize the appointment of any fiduciary for any tranche of the Series A Bonds required or advisable with the listing of any tranche on any stock exchange and otherwise amend the indenture or the series supplement to incorporate changes requested or required by any government authority, stock exchange authority or fiduciary for any tranche in connection with such listing.

Modifications of the Indenture or the Series Supplement that Require the Approval of Bondholders
The issuing entity and the indenture trustee may, with the consent of bondholders holding a majority of the aggregate outstanding principal amount of the Series A Bonds of each tranche to be adversely affected (and with prior notice to the rating agencies and when authorized by an issuing entity order), enter into one or more indentures supplemental to the indenture for the purpose of, among other things, adding any provisions to or changing in any manner or eliminating any of the provisions of the indenture or modifying in any manner the rights of bondholders. In determining whether a majority of holders have consented, Series A Bonds owned by the issuing entity, PNM or any other of our affiliates shall be disregarded, except that, in determining whether the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall only be required to disregard any Series A Bonds it actually knows to be so owned. No supplement, however, may, without the consent of each bondholder of each tranche affected thereby, take certain actions enumerated in the indenture or in the series supplement, including:
•
change the date of payment of any installment of principal of or premium, if any, or interest on any bond of such tranche, or reduce the principal amount thereof, the interest rate thereon or the premium, if any, with respect thereto;

•
change the provisions of the indenture or the series supplement and any applicable supplemental indenture relating to the application of collections on, or the proceeds of the sale of, the collateral to payment of principal of or premium, if any, or interest on the Series A Bonds or tranche, or change the place of payment where, or the coin or currency in which, any Series A Bond or the interest thereon is payable;

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reduce the percentage of the aggregate amount of the outstanding Series A Bonds, the consent of the bondholders of which is required for any supplemental indenture, or the consent of the bondholders of which is required for any waiver of compliance with any provisions of the indenture or the series supplement specified therein or of defaults specified therein and their consequences provided for in the indenture;

•
reduce the percentage of the outstanding amount of the Series A Bonds or tranche the holders of which are required to direct the indenture trustee to direct the issuing entity to sell or liquidate the collateral;

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modify any of the provisions of the indenture or the series supplement in a manner so as to affect the calculation of the amount of any payment of interest, principal or premium, if any, due on any Series A Bond or tranche on any payment date or change the expected amortization schedule or final maturity date of any Series A Bonds or tranche;

•
decrease the required capital level;

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permit the creation of any lien ranking prior to or on a parity with the lien of the indenture with respect to any of the collateral for the Series A Bonds or, except as otherwise permitted or contemplated in the indenture or the series supplement, terminate the lien of the indenture on any property at any time subject thereto or deprive the holder of any Series A Bonds of the security provided by the lien of the indenture;

•
cause any material adverse U.S. federal income tax consequence to the seller, the issuing entity, the managers, the indenture trustee or the beneficial owners of the Series A Bonds;

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modify the provisions of the indenture or the series supplement with respect to amendments to the indenture and to certain of the other basic documents requiring consent of bondholders except to increase any percentage specified; or

•
impair the right to institute suit for the enforcement of those provisions of the indenture or the series supplement regarding payment or application of funds.

Promptly following the execution of any supplement to the indenture, the indenture trustee will furnish either a copy of such supplement or written notice of the substance of the supplement to each bondholder of a Series A Bond to which such supplement relates, and a copy of such supplement to each rating agency.
Notification of the Rating Agencies, the Indenture Trustee and the Bondholders of Any Modification Requiring Bondholder Consent
If the issuing entity, PNM, the administrator or the servicer or any other party to the applicable agreement:
•
proposes to amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, waiver, supplement, termination or surrender of, the terms of the sale agreement, the administration agreement or the servicing agreement, or

•
waives timely performance or observance by PNM, the administrator or the servicer or any other party under the sale agreement, the administration agreement or the servicing agreement,

in each case in a way that would materially and adversely affect the interests of bondholders, the issuing entity must first notify the rating agencies and satisfy the rating agency condition. Upon receiving notification regarding satisfaction of the rating agency condition, the issuing entity must thereafter notify the indenture trustee and the bondholders in writing of the proposed amendment, modification, waiver, supplement, termination or surrender and whether the rating agency condition has been satisfied with respect thereto (or, upon the issuing entity’s written request, the indenture trustee shall so notify the bondholders on behalf of the issuing entity). The indenture trustee will consent to this proposed amendment, modification, supplement, waiver, termination or surrender only if the rating agency condition has been satisfied and only with the written consent of the holders of a majority of the outstanding principal amount of the bonds of the tranches materially and adversely affected thereby. In determining whether a majority of holders have consented, bonds owned by the issuing entity, PNM or any other of our affiliates shall be disregarded, except that, in determining whether the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall only be required to disregard any bonds it actually knows to be so owned.
Modifications to the Sale Agreement, the Administration Agreement and the Servicing Agreement and Other Basic Documents
Except as set forth under “Notification of the Rating Agencies, the Indenture Trustee and the Bondholders of Any Modification Requiring Bondholder Consent”, the sale agreement, the administration agreement and the servicing agreement may be amended, so long as such amendment does not change the true-up adjustment process and the rating agency condition is satisfied in connection therewith, at any time and from time to time, without the consent of the bondholders, but with the acknowledgement of the indenture trustee upon receipt by the indenture trustee of an officer’s certificate evidencing satisfaction of such rating agency condition and an opinion of external counsel evidencing that such amendment is in accordance with the provisions of such basic document. The servicing agreement does not provide any bondholder or any other person or entity with any legal or equitable right, remedy or claim in the energy transition property, the servicing agreement or any covenants, conditions or provisions contained therein.
Enforcement of the Sale Agreement, the Administration Agreement, the Servicing Agreement and Other Basic Documents
The indenture provides that the issuing entity will take all lawful actions to enforce its rights under the sale agreement, the administration agreement, the servicing agreement and the other basic documents, and to compel or secure the performance and observance by each of PNM, the administrator and the servicer of their respective obligations to the issuing entity under or in connection with the sale agreement, the administration agreement and the servicing agreement. So long as no event of default occurs and is continuing, the issuing entity may exercise any and all rights, remedies, powers and privileges lawfully available to the issuing entity under or in connection with the sale agreement, the administration agreement and the servicing agreement provided that such action shall not adversely affect the interest of bondholders in any material respect. However, if the issuing entity or the servicer propose to amend, modify, waive, supplement, terminate or surrender, or agree to any amendment, modification, supplement, termination, waiver or surrender of, the process for adjusting the energy transition charges, the issuing entity must notify the indenture trustee and the bondholders in writing of this proposal (or, upon the issuing entity’s written request, the indenture trustee shall so notify the bondholders on behalf of the issuing entity). In addition, the indenture trustee may consent to this proposal only with the written consent of the holders of a majority of the principal amount of the outstanding Series A Bonds of the tranches affected thereby and only if the rating agency condition is satisfied. In determining whether a majority of holders have consented, bonds owned by the issuing entity, PNM or any other of our affiliates shall be disregarded, except that, in determining whether the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall only be required to disregard any bonds it actually knows to be so owned.
If an event of default occurs and is continuing, the indenture trustee may, and, at the written direction of the holders of a majority of the outstanding amount of all affected tranches of Series A Bonds, shall exercise all of the issuing entity’s rights, remedies, powers, privileges and claims against PNM, the administrator and the servicer, under or in connection with the sale agreement, the administration agreement and the servicing agreement, including the right or power to take any action to compel or secure performance or observance by the seller, the administrator or the servicer of each of their obligations to the issuing entity thereunder and to give any consent, request, notice, direction, approval, extension or waiver under the sale agreement, the servicing agreement and the administration agreement and any right of the issuing entity to take this action shall be suspended.

Issuing Entity’s Covenants
The issuing entity may not consolidate with or merge into any other entity, unless:
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the entity formed by or surviving the consolidation or merger is organized under the laws of the United States or any state of the United States;

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the entity expressly assumes, by a supplemental indenture, the performance or observance of all of the issuing entity’s agreements and covenants under the indenture and the series supplement;

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the entity expressly assumes all of the issuing entity’s obligations and succeeds to all of the issuing entity’s rights under the sale agreement, the servicing agreement and any other basic document to which the issuing entity is a party;

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no default, event of default or servicer default under the indenture or the series supplement has occurred and is continuing immediately after the merger or consolidation;

•
the rating agency condition will have been satisfied with respect to the merger or consolidation;

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the issuing entity has delivered to PNM, the indenture trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by the issuing entity, in form and substance reasonably satisfactory to PNM and the indenture trustee, and which may be based on a ruling from the Internal Revenue Service) to the effect that the consolidation or merger will not result in a material adverse U.S. federal or state income tax consequence to the issuing entity, PNM, the indenture trustee or the then-existing bondholders;

•
any action as is necessary to maintain the lien and the perfected security interest in the collateral for the Series A Bonds created by the indenture and the series supplement has been taken, as evidenced by an opinion of the issuing entity’s external counsel delivered to the indenture trustee; and

•
the issuing entity has delivered to the indenture trustee an officer’s certificate and an opinion of the issuing entity’s external counsel, each stating that all conditions precedent in the indenture and the series supplement provided for relating to the transaction have been complied with.

The issuing entity may not sell, convey, exchange, transfer or otherwise dispose of any of its properties or assets included in the collateral for the Series A Bonds to any person or entity, unless:
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the person or entity acquiring the properties and assets:

•
is a United States citizen or an entity organized under the laws of the United States or any state of the United States;

•
expressly assumes, by a supplemental indenture, the performance or observance of all of the issuing entity’s agreements and covenants under the indenture and the series supplement;

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expressly agrees by means of a supplemental indenture that all right, title and interest so conveyed and transferred will be subject and subordinate to the rights of bondholders;

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unless otherwise specified in the supplemental indenture referred to above, expressly agrees to indemnify, defend and hold the issuing entity and the indenture trustee harmless against and from any loss, liability or expense arising under or related to the indenture, the series supplement and the Series A Bonds;

•
expressly agrees by means of a supplemental indenture that the person or entity (or if a group of persons or entities, then one specified person or entity) will make all filings with the SEC (and any other appropriate person or entity) required by the Exchange Act in connection with the collateral and the Series A Bonds;

•
if such sale, conveyance, exchange, transfer or disposal relates to the issuing entity’s rights and obligations under the sale agreement or the servicing agreement, such person or entity assumes all obligations and succeeds to all of the issuing entity’s rights under the sale agreement and the servicing agreement, as applicable;

•
no default, event of default or servicer default under the indenture or the series supplement has occurred and is continuing immediately after the transactions;

•
the rating agency condition has been satisfied with respect to such transaction;

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the issuing entity has delivered to PNM, the indenture trustee and the rating agencies an opinion or opinions of outside tax counsel (as selected by the issuing entity, in form and substance reasonably satisfactory to PNM and the indenture trustee, and which may be based on a ruling from the Internal Revenue Service) to the effect that the disposition will not result in a material adverse U.S. federal or state income tax consequence to the issuing entity, PNM, the indenture trustee or the then-existing bondholders;

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any action as is necessary to maintain the lien and the perfected security interest in the collateral created by the indenture and the series supplement has been taken as evidenced by an opinion of the issuing entity’s external counsel delivered to the indenture trustee; and

•
the issuing entity has delivered to the indenture trustee an officer’s certificate and an opinion of the issuing entity’s external counsel, each stating that the sale, conveyance, exchange, transfer or other disposition complies with the indenture and the series supplement and all conditions precedent therein provided for relating to the transaction have been complied with.

The issuing entity will not, among other things, for so long as any Series A Bonds are outstanding:
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except as expressly permitted by the indenture and the other basic documents, or in connection with the issuance of additional energy transition bonds, sell, transfer, convey, exchange or otherwise dispose of any of its assets, including those included in the collateral for the Series A Bonds, unless in accordance with the provisions of the indenture;

•
claim any credit on, or make any deduction from the principal or premium, if any, or interest payable in respect of, the Series A Bonds (other than amounts properly withheld from such payments under the Internal Revenue Code, the Treasury regulations promulgated thereunder or other tax laws) or assert any claim against any present or former bondholder by reason of the payment of the taxes levied or assessed upon any part of the collateral securing the Series A Bonds;

•
terminate its existence, or dissolve or liquidate in whole or in part, except as permitted above;

•
permit the validity or effectiveness of the indenture, series supplement or the other basic documents to be impaired;

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permit the lien of the indenture and the series supplement to be amended, hypothecated, subordinated, terminated or discharged, or permit any person to be released from any covenants or obligations with respect to the Series A Bonds under the indenture except as may be expressly permitted by the indenture;

•
permit any lien, other than the lien and security interest granted under the indenture and the series supplement, to be created on or extend to or otherwise arise upon or burden the collateral securing the Series A Bonds or any part thereof or any interest therein or the proceeds thereof (other than tax liens arising by operation of law with respect to amounts not yet due);

•
permit the lien of the indenture or the series supplement not to constitute a valid first priority perfected security interest in the related collateral;

•
elect to be classified as an association taxable as a corporation for U.S. federal income tax purposes, file any tax return or take any other action or make any election inconsistent with the issuing entity’s treatment for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the issuing entity’s sole member;

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change its name, identity or structure or the location of the issuing entity’s chief executive office unless at least ten (10) business days prior to the effective date of any such change, the issuing entity delivers to the indenture trustee (with copies to each Rating Agency) such documents, instruments or agreements, executed by the issuing entity, as are necessary to reflect such change and to continue the perfection of the security interest of the indenture and the series supplement;

•
take any action that is subject to the rating agency condition without satisfying the rating agency condition;

•
except to the extent permitted by applicable law, voluntary suspend or terminate its filing obligations with the SEC as described in the indenture; or

•
issue any debt obligations other than the Series A Bonds permitted by the Indenture or, upon satisfaction of the rating agency condition, any additional series of energy transition bonds pursuant to a new financing order.

The issuing entity may not engage in any business other than financing, purchasing, owning, administering, managing and servicing energy transition property and other collateral and the issuance of energy transition bonds in the manner contemplated by the Financing Order and any additional financing order and the indenture and the other basic documents and activities incidental thereto.
The issuing entity will not issue, incur, assume, guarantee or otherwise become liable for any indebtedness except for one or more series of energy transition bonds and any other indebtedness expressly permitted by or arising under the basic documents. Also, the issuing entity will not, except as contemplated by the sale agreement, the servicing agreement or the indenture, make any loan or advance or credit to, or guarantee, endorse or otherwise become contingently liable, directly or indirectly, in connection with the obligations, stocks or dividends of, or own, purchase, repurchase or acquire (or agree contingently to do so) any stock, obligations, assets or securities of, or any other interest in, or make any capital contribution to, any other person. The issuing entity will not, except for the acquisition of energy transition property as contemplated by the Series A Bonds and the basic documents, make any expenditure (by long-term or operating lease or otherwise) for capital assets (either realty or personalty).
The issuing entity will not, directly or indirectly, pay dividends or make other distributions to any holder of its equity interest in respect of that interest or redeem or repurchase its equity interests, except, in each case, in accordance with the indenture and the other basic documents.
The issuing entity will cause the servicer to deliver to the indenture trustee the annual accountant’s certificates, compliance certificates, reports regarding distributions and statements to bondholders required under the servicing agreement.
Events of Default; Rights Upon Event of Default
An event of default with respect to the Series A Bonds is defined in the indenture as any one of the following events:
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default for five business days in the payment when due of any interest on any Series A Bond (whether such failure to pay interest is caused by a shortfall in energy transition charges received or otherwise);

•
default in the payment of the then unpaid principal with respect to any tranche on the final maturity date for that tranche;

•
a default in the observance or performance of any of the issuing entity’s covenants or agreements made in the indenture (other than defaults described above) and the continuation of any such default for a period of 30 days after the earlier of (i) the date that written notice of the default is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of at least 25% of the outstanding principal amount of the Series A Bonds or (ii) the date that the issuing entity had actual knowledge of the default;

•
any representation or warranty made by the issuing entity in the indenture, the series supplement or in any certificate or other writing delivered pursuant to the indenture or in connection with the indenture having been incorrect in any material respect as of the time made, and such breach not having been cured within 30 days after the earlier of (i) the date that notice of the breach is given to the issuing entity by the indenture trustee or to the issuing entity and the indenture trustee by the holders of at least 25% of the aggregate outstanding principal amount of the Series A Bonds or (ii) the date that the issuing entity had actual knowledge of the default;

•
certain events of bankruptcy, insolvency, receivership or liquidation; or

•
any act or failure to act by the State of New Mexico or any of its agencies (including the NMPRC), officers or employees which violates the state pledge or is not in accordance with the state pledge.

If an event of default (other than as specified in the last bullet point above) should occur and be continuing with respect to the Series A Bonds, the indenture trustee or the holders representing a majority of the aggregate outstanding principal amount of the Series A Bonds may declare the unpaid principal of the Series A Bonds and all accrued and unpaid interest thereon to be immediately due and payable. However, the nature of the issuing entity’s business will result in payment of principal upon an acceleration of the Series A Bonds being made as funds become available. Please read ““Risk Factors — Risks Associated With the Unusual Nature of the Energy Transition Property — Foreclosure of the indenture trustee’s lien on the energy transition property for the Series A Bonds might not be practical, and acceleration of the Series A Bonds before maturity might have little practical effect” and “Risk Factors — You may experience material payment delays or incur a loss on your investment in the Series A Bonds because the source of funds for payment is limited” in this prospectus.
The holders representing a majority of the aggregate outstanding principal amount of the Series A Bonds may rescind and annul that declaration and its consequences so long as the issuing entity deposits with the indenture trustee any past due amounts of all Series A Bonds and expenses of the indenture trustee and all events of default, other than the nonpayment caused by acceleration, have been cured. Additionally, the indenture trustee may exercise all of the issuing entity’s rights, remedies, powers, privileges and claims against the seller, the administrator or the servicer under or in connection with the sale agreement, the administration agreement or the servicing agreement. If an event of default as specified in the last bullet above has occurred, the servicer will be obligated under the servicing agreement to institute (and the indenture trustee, for the benefit of the bondholders, shall be entitled and empowered to institute) any suits, actions or proceedings at law, in equity or otherwise, to enforce the state pledge and to collect any monetary damages as a result of a breach thereof, and each of the servicer and the indenture trustee may prosecute any suit, action or proceeding to final judgment or decree. The servicer will be obligated to institute and maintain such action or proceedings only if it is being reimbursed on a current basis for its costs and expenses and will not be required to advance its own funds in order to bring any suits, actions or proceedings. The costs of any such actions shall be an operating expense of the issuing entity payable from the energy transition charges. The indenture trustee will not be deemed to have knowledge of any servicer default, event of default or a breach of representation or warranty unless a responsible officer of the indenture trustee has actual knowledge of the default or the indenture trustee has received written notice of the default in accordance with the indenture.
If an event of default (other than a breach of the pledge of the State of New Mexico as specified in the last bullet point above) shall have occurred and be continuing, the indenture trustee may, at the written direction of the holders of not less than a majority in principal amount of the Series A Bonds outstanding, either sell the energy transition property securing the Series A Bonds or elect to have the issuing entity maintain possession of all or a portion of the energy transition property and continue to apply energy transition charge collections as if there had been no declaration of acceleration. There is likely to be a limited market, if any, for the energy transition property following a foreclosure, in light of the event of default, the unique nature of the energy transition property as an asset and other factors discussed in this prospectus. In addition, the indenture trustee is prohibited from selling the energy transition property following an event of default, other than a default in the payment of any principal or a default for five business days or more in the payment of any interest on any Series A Bond, unless:
•
the holders of all of the outstanding Series A Bonds consent to the sale;

•
the proceeds of the sale are sufficient to pay in full the principal of and the accrued interest outstanding on the Series A Bonds and all financing costs, including all fees, expenses and indemnities due and owing to the indenture trustee; or

•
the indenture trustee determines that the proceeds of the collateral securing the Series A Bonds would not be sufficient on an ongoing basis to make all payments on the Series A Bonds as those payments would have become due if the Series A Bonds had not been declared due and payable, and the indenture trustee obtains the written consent of the holders of at least two-thirds of the aggregate outstanding principal amount of the Series A Bonds.

Subject to the provisions of the indenture relating to the duties of the indenture trustee, if an event of default occurs and is continuing, the indenture trustee will be under no obligation to exercise any of the rights or powers under the Series A Bonds at the request or direction of any of the holders of the Series A Bonds if the indenture trustee reasonably believes it will not be adequately indemnified against the costs, expenses and liabilities which might be incurred by it in complying with the request. Subject to the provisions for indemnification and certain limitations contained in the indenture:
•
the holders of not less than a majority of the aggregate outstanding principal amount of an affected tranche of the Series A Bonds will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee; and

•
prior to the acceleration of the Series A Bonds, the holders of a majority of the aggregate outstanding principal amount of the Series A Bonds may, in certain cases, waive any default with respect thereto, except a default in the payment of principal or interest or a default in respect of a covenant or provision of the indenture that cannot be modified without the consent of all of the holders of the outstanding Series A Bonds of all tranches affected thereby.

No holder of any Series A Bond will have the right to institute any proceeding, to avail itself of any remedies provided in the Energy Transition Act or of the right to foreclose on the collateral, or otherwise to enforce the lien and security interest on the collateral or to seek the appointment of a receiver or indenture trustee, or for any other remedy under the indenture, unless:
•
the holder previously has given to the indenture trustee written notice of a continuing event of default;

•
the holders of a majority of the aggregate outstanding principal amount of the Series A Bonds have made written request of the indenture trustee to institute the proceeding in its own name as indenture trustee;

•
the holder or holders have offered the indenture trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in complying with such request;

•
the indenture trustee for 60 days after receipt of the notice set forth above, requesting an offer of indemnity, has failed to institute the proceeding; and

•
no direction inconsistent with the written request has been given to the indenture trustee during the 60-day period by the holders of a majority of the aggregate outstanding principal amount of the Series A Bonds.

In addition, the indenture trustee and the servicer will covenant and each bondholder will be deemed to covenant that it will not, prior to the date which is one year and one day after the termination of the indenture, institute against the issuing entity or against the issuing entity’s managers or member or members any bankruptcy, reorganization or other proceeding under any federal or state bankruptcy or similar law, subject to the right of a court of competent jurisdiction to order sequestration and payment of revenues arising with respect to the energy transition property.
Neither any manager nor the indenture trustee in its individual capacity, nor any holder of any ownership interest in the issuing entity, nor any of their respective owners, beneficiaries, agents, officers, directors, employees, successors or assigns will, in the absence of an express agreement to the contrary, be personally liable for the payment of the principal of or interest on the Series A Bonds or for the issuing entity’s agreements contained in the indenture.
Actions by Bondholders
Subject to certain exceptions, the holders of not less than a majority of the aggregate outstanding principal amount of all energy transition bonds issued under the indenture (or, if less than all series or tranches are affected, the affected series or tranche or tranches) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee, or exercising any trust or power conferred on the indenture trustee under the indenture; provided, that:
•
the direction is not in conflict with any rule of law or with the indenture and would not involve the indenture trustee in personal liability or expense, in each case, as determined by the indenture trustee in good faith;

•
subject to other conditions specified in the indenture, the consent of 100% of the bondholders is required to direct the indenture trustee to sell or liquidate the collateral (other than event of default for failure to pay interest or principal at maturity); and

•
the indenture trustee may take any other action deemed proper by the indenture trustee that is not inconsistent with the direction.

Notwithstanding the foregoing, the indenture allows each bondholder to institute suit for the nonpayment of (1) the interest, if any, on its Series A Bond which remains unpaid as of the applicable due date and (2) the unpaid principal, if any, of any tranche of the Series A Bonds on the final maturity date for such tranche.
Annual Report of Indenture Trustee
If required by the Trust Indenture Act, the indenture trustee will be required to mail each year to all bondholders a brief report. The report must state, among other things:
•
any change in the indenture trustee’s eligibility and qualification to continue as the indenture trustee under the indenture;

•
any amounts advanced by it under the indenture;

•
any change in the amount, interest rate and maturity date of specific indebtedness owing by the issuing entity to the indenture trustee in the indenture trustee’s individual capacity;

•
any change in the property and funds physically held by the indenture trustee; and

•
any action taken by it that materially affects the Series A Bonds and that has not been previously reported.

Annual Compliance Statement
The issuing entity will file annually with the indenture trustee and the Rating Agencies a written statement as to whether the issuing entity has fulfilled its obligations under the indenture.
Satisfaction and Discharge of Indenture
The indenture will cease to be of further effect with respect to the Series A Bonds and the indenture trustee, on the issuing entity’s reasonable written demand and at the issuing entity’s expense, will execute instruments acknowledging satisfaction and discharge of the indenture with respect to the Series A Bonds, when:
•
either (a) all Series A Bonds that have already been authenticated or delivered, with certain exceptions set forth in the indenture, have been delivered to the indenture trustee for cancellation or (b) either the scheduled final payment date for Series A Bonds not delivered for cancellation has occurred or will occur within one year and the issuing entity has irrevocably deposited or cause to be deposited in trust with the indenture trustee cash and/or U.S. government obligations that through the scheduled payments of principal and interest in accordance with their terms are in an amount sufficient to pay principal, interest and premiums, if any, on the Series A Bonds and ongoing transaction costs and all other sums payable by the issuing entity with respect to the Series A Bonds when scheduled to be paid and to discharge the entire indebtedness on such Series A Bonds when due;

•
the issuing entity has paid all other sums payable by it under the indenture with respect to the Series A Bonds; and

•
the issuing entity has delivered to the indenture trustee an officer’s certificate, an opinion of the issuing entity’s external counsel, and, if required by the Trust Indenture Act or the indenture trustee, a certificate from a firm of independent registered public accountants, each stating that all conditions precedent in the indenture relating to the satisfaction and discharge of the indenture have been complied with.

The Issuing Entity’s Legal and Covenant Defeasance Options
The issuing entity may, at any time, terminate all of its obligations under the indenture, referred to herein as the legal defeasance option, or terminate its obligations to comply with some of the covenants in the indenture, including some of the covenants described under “— Issuing Entity’s Covenants”, referred to herein as the issuing entity’s covenant defeasance option.
The issuing entity may exercise the legal defeasance option notwithstanding its prior exercise of the covenant defeasance option. If the issuing entity exercises the legal defeasance option, the Series A Bonds will be entitled to payment only from the funds or other obligations set aside under the indenture for payment thereof as described below. The Series A Bonds of any tranche will not be subject to payment through acceleration prior to the scheduled final payment date for such tranche. If the issuing entity exercises the legal defeasance option, the maturity of the Series A Bonds may not be accelerated because of an event of default. If the issuing entity exercises the covenant defeasance option, the maturity of the Series A Bonds may not be accelerated because of an event of default relating to a default in the observance or performance in any material respect of any of the issuing entity’s covenants or agreements made in the indenture.
The indenture provides that the issuing entity may exercise its legal defeasance option or its covenant defeasance option of the Series A Bonds only if:
•
the issuing entity irrevocably deposits or causes to be irrevocably deposited in trust with the indenture trustee cash and/or U.S. government obligations that through the scheduled payments of principal and interest in accordance with their terms are in an amount sufficient to pay principal, interest and premium, if any, on the Series A Bonds and all other sums payable by the issuing entity under the indenture with respect to the Series A Bonds when scheduled to be paid and to discharge the entire indebtedness on the Series A Bonds when due;

•
the issuing entity delivers to the indenture trustee a certificate from a nationally recognized firm of independent registered public accountants expressing its opinion that the payments of principal of and interest on the U.S. government obligations when due and without reinvestment plus any deposited cash will provide cash at times and in sufficient amounts (but, in the case of the legal defeasance option only, not more than such amounts) to pay in respect of the Series A Bonds:

•
principal in accordance with the expected amortization schedule;

•
interest when due; and

•
ongoing transaction costs and all other sums payable by the issuing entity under the indenture with respect to the Series A Bonds;

•
in the case of the legal defeasance option, 95 days pass after the deposit is made and during the 95-day period no default relating to events of the issuing entity’s bankruptcy, insolvency, receivership or liquidation occurs and is continuing at the end of the period;

•
no default has occurred and is continuing on the day of such deposit and after giving effect thereto;

•
in the case of the legal defeasance option, the issuing entity delivers to the indenture trustee an opinion of the issuing entity’s external counsel stating that the issuing entity has received from, or there has been published by, the Internal Revenue Service a ruling, or since the date of execution of the indenture, there has been a change in the applicable U.S. federal income tax law, and in either case confirming that the bondholders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the legal defeasance option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the legal defeasance had not occurred;

•
in the case of the covenant defeasance option, the issuing entity delivers to the indenture trustee an opinion of the issuing entity’s external counsel to the effect that the bondholders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the exercise of the covenant defeasance option and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the covenant defeasance had not occurred;

•
the issuing entity delivers to the indenture trustee a certificate of one of the issuing entity’s officers and an opinion of the issuing entity’s counsel, each stating that all conditions precedent to the satisfaction and discharge of the Series A Bonds to the extent contemplated by the applicable provisions of the indenture have been complied with;

•
the issuing entity delivers to the indenture trustee an opinion of counsel of external counsel of the issuing entity to the effect that: (i) in a case under the Bankruptcy Code in which PNM (or any of its affiliates, other than the issuing entity) is the debtor, the court would hold that the deposited moneys or U.S. government obligations would not be in the bankruptcy estate of PNM (or any of its affiliates, other than the issuing entity, that deposited the moneys or U.S. government obligations); and (ii) in the event PNM (or any of its affiliates, other than the issuing entity, that deposited the moneys or U.S. government obligations) were to be a debtor in a case under the Bankruptcy Code, the court would not disregard the separate legal existence of PNM (or any of its affiliates, other than the issuing entity, that deposited the moneys or U.S. government obligations) and the issuing entity so as to order substantive consolidation under the Bankruptcy Code of the issuing entity’s assets and liabilities with the assets and liabilities of PNM or such other affiliate; and

•
the rating agency condition shall have been satisfied with respect to the exercise of any legal defeasance option or covenant defeasance option.

No Recourse to Others
No recourse may be taken, directly or indirectly, with respect to the obligations of the issuing entity or the indenture trustee on the Series A Bonds or under the indenture or any certificate or other writing delivered in connection therewith, against (a) the issuing entity, other than from the collateral securing the Series A Bonds, (b) any owner of a membership interest in the issuing entity (including PNM) or (c) any shareholder, partner, owner, beneficiary, agent, officer, director or employee of the indenture trustee, the managers of or any owner of a membership interest in the issuing entity (including PNM) in its respective individual capacity, or of any successor or assign of any of them in their respective individual or corporate capacities, except as any such person may have expressly agreed in writing.
Notwithstanding any provision of the indenture or the series supplement to the contrary, bondholders shall look only to the collateral securing the Series A Bonds with respect to any amounts due to the bondholders under the indenture, the series supplement and the Series A Bonds, and, in the event such collateral is insufficient to pay in full the amounts owed on the Series A Bonds, shall have no recourse against the issuing entity in respect of such insufficiency.
Each bondholder by accepting a Series A Bond specifically confirms the nonrecourse nature of these obligations, and waives and releases all such liability. The waiver and release are part of consideration for issuance of the Series A Bonds.

THE INDENTURE TRUSTEE
U.S. Bank Trust Company, National Association, a national banking association (“U.S. Bank Trust Co.”), will be the indenture trustee, and will act as the paying agent and registrar for the Series A Bonds. U.S. Bank National Association (“U.S. Bank N.A.”) made a strategic decision to reposition its corporate trust business by transferring substantially all of its corporate trust business to its affiliate, U.S. Bank Trust Co., a non-depository trust company (U.S. Bank N.A. and U.S. Bank Trust Co. are collectively referred to herein as “U.S. Bank.”). Upon U.S. Bank Trust Co.’s succession to the business of U.S. Bank N.A., it became a wholly owned subsidiary of U.S. Bank N.A. The indenture trustee will maintain the accounts of the issuing entity in the name of the trustee at U.S. Bank N.A.
U.S. Bancorp, with total assets exceeding $681 billion as of June 30, 2023, is the parent company of U.S. Bank N.A., the fifth largest commercial bank in the United States. As of June 30, 2023, U.S. Bancorp operated over 2,300 branch offices in 26 states. A network of specialized U.S. Bancorp offices across the nation provides a comprehensive line of banking, brokerage, insurance, investment, mortgage, trust and payment services products to consumers, businesses, and institutions.
U.S. Bank has one of the largest corporate trust businesses in the country with office locations in 48 domestic and 2 international cities. The Indenture will be administered from U.S. Bank’s corporate trust office located at 190 South LaSalle Street, 7th Floor, Chicago, Illinois 60603.
U.S. Bank has provided corporate trust services since 1924. As of June 30, 2023, U.S. Bank was acting as trustee with respect to over 127,000 issuances of securities with an aggregate outstanding principal balance of over $5.8 trillion. This portfolio includes corporate and municipal bonds, mortgage-backed and asset-backed securities and collateralized debt obligations.
The trustee shall make each monthly statement available to the bondholders via the trustee’s internet website at https://pivot.usbank.com. Bondholders with questions may direct them to the trustee’s bondholder services group at (800) 934-6802.
U.S. Bank serves or has served as trustee, paying agent and registrar on several issues of utility rate-payer-backed securities.
U.S. Bank N.A. and other large financial institutions have been sued in their capacity as trustee or successor trustee for certain residential mortgage-backed securities (“RMBS”) trusts. The complaints, primarily filed by investors or investor groups against U.S. Bank N.A. and similar institutions, allege the trustees caused losses to investors as a result of alleged failures by the sponsors, mortgage loan sellers and servicers to comply with the governing agreements for these RMBS trusts. Plaintiffs generally assert causes of action based upon the trustees’ purported failures to enforce repurchase obligations of mortgage loan sellers for alleged breaches of representations and warranties, notify securityholders of purported events of default allegedly caused by breaches of servicing standards by mortgage loan servicers and abide by a heightened standard of care following alleged events of default.
U.S. Bank N.A. denies liability and believes that it has performed its obligations under the RMBS trusts in good faith, that its actions were not the cause of losses to investors, that it has meritorious defenses, and it has contested and intends to continue contesting the plaintiffs’ claims vigorously. However, U.S. Bank N.A. cannot assure you as to the outcome of any of the litigation, or the possible impact of these litigations on the trustee or the RMBS trusts.
On March 9, 2018, a law firm purporting to represent fifteen Delaware statutory trusts (the “DST”) that issued securities backed by student loans (the “Student Loans”) filed a lawsuit in the Delaware Court of Chancery against U.S. Bank N.A. in its capacities as indenture trustee and successor special servicer, and three other institutions in their respective transaction capacities, with respect to the DSTs and the Student Loans. This lawsuit is captioned The National Collegiate Student Loan Master Trust I, et al. v. U.S. Bank National Association, et al., C.A. No. 2018-0167-JRS (Del. Ch.) (the “NCMSLT Action”). The complaint, as amended on June 15, 2018, alleged that the DSTs have been harmed as a result of purported misconduct or omissions by the defendants concerning administration of the trusts and special servicing of the Student Loans. Since the filing of the NCMSLT Action, certain Student Loan borrowers have made assertions against U.S. Bank N.A. concerning special servicing that appear to be based on certain allegations made on behalf of the DSTs in the NCMSLT Action.

U.S. Bank N.A. has filed a motion seeking dismissal of the operative complaint in its entirety with prejudice pursuant to Chancery Court Rules 12(b)(1) and 12(b)(6) or, in the alternative, a stay of the case while other prior filed disputes involving the DSTs and the Student Loans are litigated. On November 7, 2018, the Court ruled that the case should be stayed in its entirety pending resolution of the first-filed cases. On January 21, 2020, the Court entered an order consolidating for pretrial purposes the NCMSLT Action and three other lawsuits pending in the Delaware Court of Chancery concerning the DSTs and the Student Loans, which remains pending.
U.S. Bank N.A. denies liability in the NCMSLT Action and believes it has performed its obligations as indenture trustee and special servicer in good faith and in compliance in all material respects with the terms of the agreements governing the DSTs and that it has meritorious defenses. It has contested and intends to continue contesting the plaintiffs’ claims vigorously.
While the legal proceedings discussed above involve certain affiliates of the indenture trustee, none of such legal proceedings are material to the holders of the Series A Bonds.
The indenture trustee may resign at any time upon not less than 30 days’ prior written notice to the issuing entity. The holders of not less than a majority of the aggregate outstanding principal amount of the energy transition bonds then outstanding under the indenture may remove the indenture trustee by so notifying the indenture trustee and may appoint a successor indenture trustee. The issuing entity will remove the indenture trustee if the indenture trustee:
•
ceases to be eligible under the Trust Indenture Act;

•
ceases to satisfy certain credit standards set forth in the indenture;

•
becomes a debtor in a bankruptcy proceeding or is adjudicated insolvent or a receiver or other public officer takes charge of the indenture trustee or its property;

•
becomes incapable of acting; or

•
fails to provide to the issuing entity certain information it reasonably requests that is necessary for the issuing entity to satisfy its reporting obligations under the securities laws.

If the indenture trustee resigns or is removed or a vacancy exists in the office of indenture trustee for any reason, the issuing entity will be obligated promptly to appoint a successor indenture trustee eligible under the indenture, and notice of such appointment is required to be given to each Rating Agency by the successor indenture trustee. No resignation or removal of the indenture trustee will become effective until acceptance of the appointment by a successor indenture trustee. The issuing entity is responsible for payment of the expenses associated with any such removal or resignation.
The indenture trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers; provided, that the indenture trustee’s conduct does not constitute willful misconduct, negligence or bad faith. The issuing entity has agreed to indemnify the indenture trustee and its officers, directors, employees and agents against any and all loss, liability or expense (including reasonable attorneys’ fees and expenses) incurred by it in connection with the administration of the trust and the performance of its duties under the indenture; provided that the issuing entity is not required to pay any expense or indemnify against any loss, liability or expense incurred by the indenture trustee through the indenture trustee’s own willful misconduct, negligence or bad faith. Please read “Security for the Series A Bonds — How Funds in the Collection Account Will Be Allocated” in this prospectus.
The issuing entity, PNM and its respective affiliates may from time to time enter into normal banking and trustee relationships with U.S. Bank Trust Co. and its affiliates. U.S. Bank Trust Co. and its affiliates, among other relationships, are (i) lenders under term loan and revolving credit agreements of PNM and its affiliates, and (ii) the trustee and paying agent under the indentures governing various debt securities of PNM and its affiliates. No relationships currently exist between PNM, us and our respective affiliates, on the one hand, and U.S. Bank Trust Co. and its affiliates, on the other hand, that would be outside the ordinary course of business or on terms other than would be obtained in an arm’s length transaction with an unrelated third party.

SECURITY FOR THE SERIES A BONDS
General
The Series A Bonds will be non-recourse obligations and are payable solely from and secured solely by a pledge of and lien on the energy transition property and the other collateral as provided in the indenture. If and to the extent the energy transition property and the other assets of the trust estate are insufficient to pay all amounts owing with respect to the Series A Bonds, then the bondholders will generally have no claim in respect of such insufficiency against the issuing entity or any other person. By the acceptance of the Series A Bonds, the bondholders waive any such claim.
Pledge of Collateral
To secure the payment of principal of and interest on the Series A Bonds, the issuing entity will grant to the indenture trustee a security interest in all of the issuing entity’s right, title and interest (whether now owned or hereafter acquired or arising) in and to the following property:
•
the energy transition property created under and pursuant to the Financing Order and the Energy Transition Act, and transferred by the seller to the issuing entity pursuant to the sale agreement (including, to the fullest extent permitted by law, the right to impose, charge, collect and receive the energy transition charges, the right to obtain true-up adjustments to those charges, and all revenues and other proceeds arising from those rights and interests);

•
all energy transition charges related to the energy transition property;

•
the issuing entity’s rights under the sale agreement and the bill of sale executed in connection therewith and all property and interests in property transferred under the sale agreement and the bill of sale with respect to the energy transition property and the Series A Bonds;

•
the issuing entity’s rights under the servicing agreement, the administration agreement, and any subservicing, agency, intercreditor, administration or collection agreements executed in connection therewith, to the extent related to the energy transition property and the Series A Bonds;

•
the issuing entity’s rights under the administration agreement;

•
the collection account for the Series A Bonds, all subaccounts of thereof, and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto;

•
all rights to compel the servicer to file for and obtain true-up adjustments to the energy transition charges in accordance with the Energy Transition Act and the Financing Order;

•
all present and future claims, demands, causes and choses in action in respect of any or all of the foregoing;

•
all accounts, chattel paper, deposit accounts, documents, general intangibles, goods, instruments, investment property, letters of credit, letters-of-credit rights, money, commercial tort claims and supporting obligations relating to the foregoing; and

•
all payments on or under and all proceeds in respect of any or all of the foregoing.

The collateral does not include:
•
amounts released to PNM on any payment date relating to its return on capital of its capital contribution and amounts related to the issuing entity following the retirement of the Series A Bonds;

•
amounts deposited with the issuing entity on the issuance date for payment of costs of issuance with respect to the Series A Bonds (together with any investment earnings thereon); and

•
proceeds from the sale of the Series A Bonds required to pay the purchase price of the energy transition property paid pursuant to the sale agreement and the costs of issuance of the Series A Bonds.

We refer to the foregoing assets in which the issuing entity, as assignee of the seller, will grant the indenture trustee a security interest as the collateral securing the Series A Bonds.
Security Interest in the Collateral
Section 62-18-13.C. of the Energy Transition Act provides that a security interest in energy transition property is created, valid and binding at the latest of when: (a) the financing order is issued; (b) a security agreement is executed; and (c) value is received for the energy transition bonds. Upon perfection by filing a financing statement with the Secretary of State of New Mexico, a security interest in energy transition property is continuously perfected and has priority over any other lien that may subsequently attach to the energy transition property unless the holder of the security interest has agreed in writing otherwise. No continuation statements are necessary to maintain such perfection.
A valid and binding security interest in the energy transition property securing the Series A Bonds will be created pursuant to the indenture and series supplement. The servicer pledges in the servicing agreement to file with the Secretary of State of New Mexico the financing statement required by Section 62-18-13.D of the Energy Transition Act to perfect the lien of the indenture trustee in the energy transition property. The seller will represent, at the time of issuance of the Series A Bonds, that no prior filing of a financing statement has been made under Section 13.D. of the Energy Transition Act with respect to the energy transition property securing the Series A Bonds other than a filing which provides the indenture trustee with a first priority perfected security interest in the energy transition property.
Description of Indenture Accounts
Collection Account
Pursuant to the indenture and the series supplement, the issuing entity will establish a segregated trust account in the name of the indenture trustee with an eligible institution (as defined below) for the Series A Bonds called the collection account. The collection account will be under the sole dominion and exclusive control of the indenture trustee. The indenture trustee will maintain the collection account for the issuing entity’s benefit as well as for the benefit of the bondholders. The collection account for the Series A Bonds will consist of three subaccounts: a general subaccount, an excess funds subaccount and a capital subaccount, which need not be separate bank accounts. For administrative purposes, the subaccounts may be established by the indenture trustee as separate accounts that will be recognized individually as subaccounts and collectively as the collection account. All amounts in the collection account not allocated to any other subaccount will be allocated to the general subaccount. Unless the context indicates otherwise, references in this prospectus to the collection account include the collection account and each of the subaccounts contained therein.
The following institutions are eligible institutions for the establishment of the collection account:
•
the corporate trust department of the indenture trustee or an affiliate thereof, so long as the indenture trustee or such affiliate has either (i) a short-term deposit or issuer rating from S&P and Moody’s of at least “A-1” and “P-1”, respectively, or (ii) a long-term unsecured debt or issuer rating from S&P and Moody’s of at least “A” and “A2”, respectively; or

•
a depository institution organized under the laws of the United States of America or any State or the District of Columbia or any domestic branch of a foreign bank whose deposits are insured by the Federal Deposit Insurance Corporation, and (i) that has either (A) a long-term unsecured debt or issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (B) a short-term deposit or issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s, or any other long-term, short-term or certificate of deposit rating acceptable to S&P and Moody’s, and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation.

If an eligible institution then being utilized for any purposes under the indenture or the series supplement no longer meets the definition of eligible institution, then we shall replace such eligible institution within 60 days of such eligible institution no longer meeting the definition of eligible institution.

Eligible Investments for Funds in the Collection Account
Funds in the collection account may be invested only in such investments as meet the criteria described below and which mature on or before the business day immediately preceding the next payment date:
(1)
direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America;

(2)
demand deposits, time deposits or certificates of deposit of any depository institution or trust company (including the indenture trustee or an affiliate thereof) incorporated under the laws of the United States of America or any state thereof, or any domestic branch of a foreign bank, and subject to supervision and examination by federal or state banking authorities, so long as the commercial paper or other short-term unsecured debt obligations of such depository institution are, at the time of deposit, rated not less than “A-1” and “P-1” or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Series A Bonds; provided, however, that if any such depository institution, trust company or domestic branch of a foreign bank no longer meets the requirements set forth above, then the issuing entity shall replace such depository institution, trust company or domestic branch of a foreign bank within 60 days of such depository institution, trust company or domestic branch of a foreign bank no longer meeting such requirements;

(3)
commercial paper (including commercial paper of the indenture trustee, acting in its commercial capacity, and other commercial paper of PNM or any of its affiliates), having, at the time of investment or contractual commitment to invest, rating of at least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Series A Bonds;

(4)
investments in money market funds which have a rating in the highest investment category granted thereby (including funds for which the indenture trustee or any of its affiliates is investment manager or advisor) from Moody’s and S&P;

(5)
repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or certain of its agencies or instrumentalities, entered into with eligible institutions;

(6)
repurchase obligations with respect to any security or whole loan entered into with an eligible institution or with a registered broker/dealer acting as principal and that has either a short-term credit rating from S&P and Moody’s of at least “A-1” and “P-1”, respectively, or a long-term credit from S&P and Moody’s of at least “A-1+” and “A2”, respectively; provided, however, that if any such eligible institution or registered broker/dealer no longer meets the requirements set forth above, then the issuing entity shall replace such eligible institution or registered broker/dealer within 60 days of such eligible institution or eligible broker/dealer no longer meeting such requirements; and

(7)
any other investment permitted by each rating agency.

Notwithstanding the foregoing: (1) no securities or investments which mature in 30 days or more will be eligible investments unless the issuer thereof has either a short-term unsecured debt rating of at least “P-1” from Moody’s or a long-term unsecured debt rating of at least “A1” from Moody’s; (2) no securities or investments described in clauses (2) through (4) above which have maturities of more than 30 days but less than or equal to 3 months will be eligible investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (3) no securities or investments described in clauses (2) through (4) above which have maturities of more than 3 months will be eligible investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (4) no securities or investments described in clauses (2) through (4) above which have a maturity of 60 days or less will be eligible investments unless such securities have a rating from S&P of at least “A-1”; and (5) no securities or investments described in clauses (2) through (4) above which have a maturity of more than 60 days will be eligible investments unless such securities have a rating from S&P of at least “AA-”, “A-1+” or “AAAm”.
The indenture trustee will have access to the collection account for the purpose of making deposits in and withdrawals from the collection account in accordance with the indenture. The servicer will select the eligible investments in which funds will be invested, unless otherwise directed by the issuing entity.
The servicer will remit energy transition charge collections to the collection account in the manner described under “The Servicing Agreement — Remittances to Collection Account” in this prospectus.
General Subaccount
The general subaccount will hold all funds held in the collection account that are not held in the other two subaccounts. The servicer will remit all energy transition charge collections to the general subaccount. On each payment date, the indenture trustee will draw on amounts in the general subaccount to pay the issuing entity’s expenses and to pay interest and make scheduled principal payments on the Series A Bonds, and to make other payments and transfers in accordance with the terms of the indenture. Funds in the general subaccount will be invested in the eligible investments described above.
Excess Funds Subaccount
The indenture trustee, at the written direction of the servicer, will allocate to the excess funds subaccount any amounts on deposit in the general subaccount available with respect to any payment date in excess of amounts necessary to make the payments specified in the indenture on such payment date. The excess funds subaccount will also hold all investment earnings on the collection account (other than investment earnings on the capital subaccount) in excess of such amounts.
Capital Subaccount
In connection with the issuance of the Series A Bonds, PNM, in its capacity as the sole member of the issuing entity, will contribute capital to the issuing entity in an amount equal to the required capital level, which will not be less than 0.50% of the total capital of the issuing entity (with the initial principal amount of the Series A Bonds representing the remaining 99.5% of the total capital of the issuing entity). This amount will be funded by PNM and not from the proceeds of the sale of the Series A Bonds, and will be deposited into the capital subaccount on the issuance date of the Series A Bonds.
In the event that amounts on deposit in the general subaccount and the excess funds subaccount are insufficient to make scheduled payments of principal of and interest on the Series A Bonds and payments of fees and expenses contemplated by the first eight clauses under “— How Funds in the Collection Account will be Allocated” below, the indenture trustee will draw on amounts in the capital subaccount to make such payments up to the lesser of the amount of such insufficiency and the amounts on deposit in the capital subaccount. In the event of any such withdrawal, energy transition charge collections available on any subsequent payment date that are not necessary to pay scheduled payments of principal of and interest on the Series A Bonds and payments of fees and expenses will be used to replenish any amounts drawn from the capital subaccount. If the Series A Bonds have been retired as of any payment date, the amounts on deposit in the capital subaccount, if any, will be released to the issuing entity, free of the lien of the indenture and the series supplement.
How Funds in the Collection Account will be Allocated
On each payment date, the indenture trustee will, with respect to the Series A Bonds, pay or allocate, at the written direction of the servicer, all amounts on deposit in the collection account (including all investment earnings thereon) to pay the following amounts in the following priority:
(1)
payment of the indenture trustee’s fees, expenses and outstanding indemnity amounts in an amount not to exceed $200,000 annually in the then current calendar year; provided, however, that such cap shall not apply after the occurrence of an event of default;

(2)
payment of the servicing fee with respect to such payment date and any unpaid servicing fees for prior payment dates;

(3)
payment of the allocable share of the administration fee for such payment date and the fees of the issuing entity’s independent manager for such payment date and any unpaid administration fees or independent manager fees from prior payment dates;

(4)
payment of all other ordinary and periodic operating expenses for such payment date of the issuing entity for such payment date;

(5)
payment of the interest due on the Series A Bonds for such payment date, including any overdue interest;

(6)
payment of principal required to be paid on the final maturity date for each tranche of the Series A Bonds or as a result of acceleration upon an event of default;

(7)
payment of the principal then scheduled to be paid in accordance with the expected amortization schedule, including any overdue payments of scheduled principal, paid pro rata among the Series A Bonds if there is a deficiency;

(8)
payment of any other unpaid operating expenses (including fees, expenses and indemnity amounts owed to the indenture trustee but unpaid due to the limitation in clause (1) above) and any remaining amounts owed pursuant to the basic documents, on a pro rata basis;

(9)
replenishment of any amounts withdrawn from the capital subaccount;

(10)
payment to PNM of an amount equal to the rate of return on the amount contributed by PNM to the capital subaccount (equal to the interest rate on the longest maturing tranche of the Series A Bonds), including any portion of such rate of return for any prior payment date that has not yet been paid;

(11)
allocation of the remainder, if any, to the excess funds subaccount for future payments; and

(12)
after the Series A Bonds have been paid in full and discharged, and all of the other foregoing amounts have been paid in full, the balance (including all amounts then held in the capital subaccount and the excess funds subaccount), if any, will be paid to the issuing entity, free from the lien of the indenture.

If, on any payment date, funds in the general account are insufficient to make the allocations or payments contemplated by items (1) through (9) above, the indenture trustee will draw from amounts on deposit in the following accounts in the following order up to the amount of the shortfall:
1.   from the excess funds subaccount for allocations and payments contemplated in items 1 through 9; and
2.   from the capital subaccount for allocations and payments contemplated by items 1 through 8 above.
If the indenture trustee uses amounts on deposit in the capital subaccount to pay those amounts or make those transfers, as the case may be, subsequent adjustments to the related energy transition charges will take into account, among other things, the need to replenish those amounts.
If, on any payment date, available energy transition charge collections, together with available amounts in the subaccounts, are not sufficient to pay interest due on all outstanding Series A Bonds on that payment date, amounts available will be allocated pro rata based on the amount of interest payable. If, on any payment date, remaining energy transition charge collections, together with available amounts in the subaccounts, are not sufficient to pay principal due and payable on all outstanding Series A Bonds on that payment date (i.e. principal required to be paid on the Series A Bonds on a final maturity date or as a result of acceleration upon an event of default), amounts available will be allocated pro rata based on the principal amount of each tranche then due and payable at its final maturity or upon acceleration. If, on any payment date, remaining energy transition charge collections, together with available amounts in the subaccounts, are not sufficient to pay principal scheduled to be paid on all outstanding bonds (i.e. payment of the principal then scheduled to be paid on the bonds in accordance with the expected amortization schedule), amounts available will be allocated pro rata based on the principal amounts then scheduled to be paid on the payment date.
On any business day on which the indenture trustee receives a written request from the administrator stating that any operating expense payable by the issuing entity (but only as described in clauses (1) through (4) above) will become due and payable prior to the next payment date, and setting forth the amount and nature of such operating expense, as well as any supporting documentation that the indenture trustee may reasonably request, the indenture trustee, upon receipt of such information will make payment of such operating expenses on or before the date such payment is due from amounts on deposit in the general subaccount, the excess funds subaccount and the capital subaccount in that order and only to the extent required to make such payment.
Issuance of Additional Energy Transition Bonds or Other Similar Bonds
The issuing entity has been organized as a special purpose subsidiary of PNM for the limited purpose of holding energy transition property and issuing energy transition bonds, including the Series A Bonds. As a result, the issuing entity may acquire additional energy transition property and issue one or more series of additional energy transition bonds that are supported by such additional and separate energy transition property or other collateral to finance energy transition costs approved by an additional financing order of the NMPRC under the Energy Transition Act. Any additional energy transition bonds will be issued under a separate indenture.
The issuing entity may not issue additional energy transition bonds unless the rating agency condition for the Series A Bonds has been satisfied. In addition, the issuing entity may not issue additional energy transition bonds unless each of the following conditions is satisfied:
•
PNM requests and receives another financing order from the NMPRC;

•
each series of additional energy transition bonds has recourse only to the energy transition property and funds on deposit in the trust accounts held by the indenture trustee with respect to that series of additional energy transition bonds, is nonrecourse to the collateral securing the Series A Bonds and does not constitute a claim against the issuing entity if revenue from the energy transition charges and funds on deposit in the trust accounts with respect to that series of additional energy transition bonds are insufficient to pay such other series in full;

•
the indenture trustee and the rating agencies then rating any series of the issuing entity’s outstanding energy transition bonds are provided an opinion of a nationally recognized law firm experienced in such matters to the effect that such issuance would not result in the issuing entity’s substantive consolidation with PNM and that there has been a true sale of the energy transition property with respect to such series, subject to the customary exceptions, qualifications and assumptions contained therein;

•
the issuing entity delivers to the indenture trustee an officer’s certificate certifying that the additional series of energy transition bonds shall have the benefit of a true-up adjustment mechanism under the Energy Transition Act;

•
transaction documentation for the other series provides that holders of the additional energy transition bonds of the other series will not file or join in filing of any bankruptcy petition against the issuing entity;

•
if holders of such additional energy transition bonds are deemed to have any interest in any of the issuing entity’s assets that are dedicated to the Series A Bonds, holders of such other additional energy transition bonds must agree that their interest in the assets that are dedicated to the Series A Bonds is subordinate to claims or rights of holders of the Series A Bonds;

•
each series of additional energy transition bonds will have its own bank accounts and trust accounts;

•
each series of additional energy transition bonds will bear its own trustee fees and servicer fees and a pro rata portion of the fees due under the administration agreement, except that the allocation of such fees with respect to such additional energy transition bonds will be governed by the terms of the servicing agreement of the Series A Bonds.
In the event a customer does not pay in full the amounts owed under any bill that includes energy transition charges, the Financing Order provides that any resulting shortfalls in energy transition charges will be allocated pro rata based on the amount of energy transition charges owing with respect to each series. Please read “The Servicing Agreement — Remittances to Collection Account” in this prospectus.
In addition, PNM may, from time to time, seek approval from the NMPRC to issue additional energy transition bonds under the Energy Transition Act or securities secured by customer charges similar to the energy transition charges pursuant to other legislation similar to the Energy Transition Act, in each case, through a subsequently created special purpose entity other than the issuing entity.
Any such additional bonds would be secured by separate property created by a separate financing order or orders. PNM has covenanted in the sale agreement that the satisfaction of the rating agency condition and the execution of an intercreditor agreement is a condition precedent to the sale of property consisting of charges similar to the energy transition charges sold to the issuing entity through the sale agreement. Any series of additional energy transition bonds may include terms and provisions unique to that particular series of additional energy transition bonds. Each series of additional energy transition bonds will have the benefit of a true-up adjustment mechanism as required by the Energy Transition Act.

WEIGHTED AVERAGE LIFE AND YIELD CONSIDERATIONS
FOR THE SERIES A BONDS
The actual amount of principal and interest payments in respect of the Series A Bonds on each semi-annual payment date of each tranche designation of the Series A Bonds and the weighted average life thereof will depend on the timing of receipt of energy transition charges and the implementation of the true-up adjustment mechanism. The aggregate amount of energy transition charges collected and the rate of principal amortization depends, in part, on energy usage and number of customers (residential class) demand (general power and large power classes) and number of customers (small power class), and the rate of delinquencies and write-offs. The energy transition charges are required to be adjusted at least every six months based in part on the actual rate of collected energy transition charges. However, we can give no assurance that the servicer will forecast accurately actual electricity usage, demand and number of customers and the rate of delinquencies and write- offs or implement adjustments to the energy transition charges so as to cause energy transition charges to be collected at any particular rate. Please read “Risk Factors — Risks Associated with Servicing — Inaccurate forecasting of usage, demand, number of customers or collections might reduce scheduled payments on the Series A Bonds” and “The Servicing Agreement — True-Up Adjustment Process” in this prospectus.
If the servicer collects energy transition charges at a slower rate than forecast during the period of time between mandatory semi-annual true-up adjustments and does not implement an interim true-up adjustment, the Series A Bonds may be retired later than scheduled. The servicer, however, may implement a true-up adjustment at any time it believes the slower collections may affect the timely payment of principal of and interest on the Series A Bonds on a scheduled payment date prior to the mandatory semi- annual true-up adjustment.
No prepayment is permitted. Except in the event of an acceleration of the final payment date of the Series A Bonds after an event of default, the Series A Bonds will not be paid at a rate faster than that contemplated in the expected amortization schedule for each tranche of the Series A Bonds even if the receipt of collected energy transition charges is greater than anticipated. Instead, receipts in excess of the amounts necessary to pay debt service on the Series A Bonds in accordance with the applicable expected amortization schedules, to pay related fees and expenses and to fund subaccounts of the related collection account will be allocated to the excess funds subaccount. Amounts on deposit in the excess funds subaccount will be taken into consideration in calculating the next true-up adjustment.
Upon an acceleration, due to the nature of our business, payment of principal of the Series A Bonds will only be made as funds become available. Please read “Risk Factors — Risks Associated With the Unusual Nature of the Energy Transition Property — Foreclosure of the indenture trustee’s lien on the energy transition property for the Series A Bonds might not be practical, and acceleration of the Series A Bonds before maturity might have little practical effect” and “Risk Factors — You may experience material payment delays or incur a loss on your investment in the Series A Bonds because the source of funds for payment is limited” in this prospectus.
Weighted Average Life Sensitivity
Weighted average life refers to the average amount of time from the date of issuance of a security until each dollar of principal of the security has been repaid to the investor. The rate of principal payments on each tranche of Series A Bonds, the aggregate amount of each interest payment on each tranche of Series A Bonds and the actual final payment date of each tranche of Series A Bonds will depend on the timing of the servicer’s receipt of energy transition charges from customers. Changes in the expected weighted average lives of the tranches of the Series A Bonds in relation to variances in actual number of customers using less than 900 kWh/month and actual number of customers using more than 900 kWh/month (residential customer block charges), actual kW demand (general power and large power customers) and actual number of customers (small power customers) from forecast levels are shown below.

Weighted Average Life Sensitivity
Tranche	Expected Weighted Average Life (yrs)	–5% ( Standard Deviations from Mean)		–15% ( Standard Deviations from Mean)
		Weighted Average Life (yrs)	Change (Days)	Weighted Average Life (yrs)	Change (Days)

Assumptions
For the purposes of preparing the above chart, the following assumptions, among others, have been made: (i) in relation to the initial forecast, the forecast error stays constant over the life of the Series A Bonds and is equal to (A) an overestimate of the number of the number of customers using less than 900 kWh/month and actual number of customers using more than 900 kWh/month (residential customer block charges) of 5% (      standard deviations from mean) or 15% (      standard deviations from mean), (B) an overestimate of kW demand (general power and large power customers) of 5% (      standard deviations from mean) or 15% (      standard deviations from mean), and (C) an overestimate of number of customers (small power customers) of 5% (      standard deviations from mean) or 15% (      standard deviations from mean); (ii) the servicer makes timely and accurate filings to make a true-up adjustment to the energy transition charges semi-annually; (iii) customer charge-off rates are held constant at    % for all classes of customers; (iv) days sales outstanding are based upon historical averages; (v) operating expenses are equal to projections; (vi) there is no acceleration of the final maturity date of the Series A Bonds; (vii) a permanent loss of all customers has not occurred; and (viii) the issuance date of the Series A Bonds is           , 2023. There can be no assurance that the weighted average lives of the Series A Bonds will be as shown.

THE SALE AGREEMENT
The following summary describes particular material terms and provisions of the purchase and sale agreement (the sale agreement), pursuant to which the issuing entity will purchase energy transition property from the seller. We have filed the form of the sale agreement as an exhibit to the registration statement of which this prospectus forms a part.
Sale and Assignment of Energy Transition Property
On the issuance date the seller will sell to the issuing entity, without recourse or warranty, its entire right, title and interest in and to the energy transition property to be transferred to the issuing entity on that date, subject to the satisfaction of the conditions specified in the sale agreement and the indenture and the series supplement. The energy transition property will include all of the seller’s rights under the Financing Order, including the right to impose, charge, collect and receive energy transition charges in an amount necessary to provide for full payment of all energy transition costs identified in the Financing Order, and all revenues and other proceeds arising out of those rights and interests under the Financing Order. The rights and interests of the seller under the Financing Order also include the right to obtain true-up adjustments to the energy transition charges in accordance with the Energy Transition Act and the Financing Order.
The Energy Transition Act provides that energy transition property shall constitute an existing, present property right, even though the imposition and collection of energy transition charges depend on the electric utility continuing to provide electric energy or on the level of future energy consumption. The Energy Transition Act also provides that a sale, assignment or transfer energy transition property by an electric utility to a financing entity that is wholly-owned by the electric utility, such as the issuing entity, shall be an absolute transfer and true sale of, and not a pledge of or secured transaction relating to, the seller’s right, title and interest in, to and under the energy transition property if the documents governing the transaction expressly state that the transaction is a sale or other absolute transfer.
In accordance with the Energy Transition Act, a transfer of the energy transition property will be created upon the issuance of the financing order creating the energy transition property, the execution and delivery of the related sale agreement, and value is received by the seller. On the filing of a financing statement with the Secretary of State of New Mexico with respect to the sale, the transfer of the energy transition property to the issuing entity will be perfected against all third persons, except creditors holding a prior security interest in the energy transition property previously perfected in accordance with the Energy Transition Act. As of the date hereof, there are no other creditors holding a security interest in the energy transition property.
Under the Energy Transition Act, characterization of the sale of energy transition property as a true sale under New Mexico law will not be affected or impaired by:
•
commingling of the energy transition charge revenues with other amounts held by PNM;

•
the retention by PNM of an equity interest in the energy transition property;

•
PNM’s right to recover costs associated with taxes or license fees imposed on the collection of energy transition charge revenues;

•
any recourse the issuing entity may have against PNM;

•
any indemnification rights, obligations or repurchase rights made or provided by PNM;

•
the obligation of PNM to collect of energy transition charge revenues on behalf of the issuing entity;

•
PNM’s treatment of the transfer as a financing for tax, financial reporting or other purposes;

•
any subsequent order of the NMPRC amending the Financing Order;

•
any use of the true-up adjustment mechanism; or

•
anything else that might affect or impair the characterization of the property.

Conditions to the Sale of the Energy Transition Property
The issuing entity’s obligation to purchase and the seller’s obligation to sell the energy transition property on the issuance date is subject to the satisfaction or waiver of each of the following conditions:
•
on or prior to the issuance date, the seller shall have duly executed and delivered to the issuing entity a duly executed bill of sale identifying the energy transition property to be conveyed on that date;

•
on or prior to the issuance date, the seller must have obtained the Financing Order from the NMPRC creating the energy transition property;

•
as of the issuance date, the seller may not be insolvent and may not be made insolvent by the sale of the energy transition property to the issuing entity, and the seller may not be aware of any pending insolvency with respect to itself;

•
as of the issuance date, the representations and warranties of the seller in the sale agreement must be true and correct (except to the extent they relate to an earlier date), the seller may not have breached any covenant or agreement in the sale agreement, and the servicer shall not have defaulted under the servicing agreement;

•
as of the issuance date, the issuing entity must have sufficient funds available to pay the purchase price for the energy transition property to be conveyed and all conditions to the issuance of the Series A Bonds intended to provide the funds to purchase that energy transition property set forth in the indenture and series supplement must have been satisfied or waived;

•
on or prior to the issuance date, the seller must have taken all action required to transfer to the issuing entity ownership of the energy transition property to be conveyed on the issuance date, free and clear of all liens other than liens created by the issuing entity pursuant to the basic documents and to perfect such transfer, including filing any statements or filings under the Energy Transition Act or the New Mexico Uniform Commercial Code; and the issuing entity or the servicer, on behalf of the issuing entity, must have taken any action required for the issuing entity to grant the indenture trustee a lien and first priority perfected security interest in the collateral and maintain that security interest as of the issuance date;

•
the seller must receive and deliver to the rating agencies and the issuing entity any opinions of counsel required by the rating agencies;

•
the seller must receive and deliver to the issuing entity and the indenture trustee an opinion or opinions of outside tax counsel (as selected by the seller, and in form and substance reasonably satisfactory to the issuing entity and the underwriters) to the effect that: (i) the issuing entity will not be subject to U.S. federal income tax as an entity separate from its sole owner, (ii) that the Series A Bonds will be treated as debt of the issuing entity’s sole owner for U.S. federal income tax purposes and (iii) for U.S. federal income tax purposes, the seller will not be treated as recognizing gross income upon the issuance of the Series A Bonds;

•
on and as of the issuance date, the issuing entity’s certificate of formation, its limited liability company agreement, the servicing agreement, the sale agreement, the indenture, the series supplement, Energy Transition Act and the Financing Order must be in full force and effect;

•
the seller must deliver to the issuing entity and to the indenture trustee an officer’s certificate confirming the satisfaction of each of these conditions; and

•
the seller must have received the purchase price for the energy transition property.

Seller Representations and Warranties
In the sale agreement, the seller will represent and warrant to the issuing entity and the indenture trustee, as of the issuance date, among other things, that:
•
subject to the clause below regarding assumptions used in calculating the energy transition charges as of the issuance date, all written information, as amended or supplemented from time to time, provided by the seller to the issuing entity with respect to the energy transition property (including the expected amortization schedule and the Financing Order) is true and correct in all material respects and, based on the information available to the seller on such date, the assumptions used for such calculations are reasonable and made in good faith;
•
it is the intention of the parties that the transfer, sale, assignment and conveyance of the energy transition property constitutes a sale or other absolute transfer of all of the seller’s right, title and interest in the energy transition property to the issuing entity; upon the execution and delivery of the sale agreement and the bill of sale, the seller will have no right, title or interest in the energy transition property and the energy transition property would not be part of the estate of the seller as debtor in the event of a filing of a bankruptcy petition by or against the seller.

•
the seller is the sole owner of the energy transition property sold to the issuing entity on the transfer date and such sale will have been made free and clear of all liens other than liens created by us pursuant to the indenture and the series supplement; all actions or filings, including filings under the Energy Transition Act and the UCC, necessary to give the issuing entity a valid ownership interest in the energy transition property and to grant the indenture trustee a first priority perfected security interest in the energy transition property, free and clear of all liens of the seller or anyone else have been taken or made;

•
the seller is not aware (after due inquiry) of any judgment or tax lien filings against the issuing entity or the seller;

•
under the laws of the State of New Mexico (including the Energy Transition Act) and the United States in effect on the issuance date:

•
the Financing Order pursuant to which the energy transition property has been created has become final and non-appealable and is in full force and effect;

•
as of the issuance of the Series A Bonds, the Series A Bonds are entitled to the protection provided in the Energy Transition Act and, accordingly, the Financing Order and the energy transition charges are not revocable by the NMPRC;

•
as of the issuance of the Series A Bonds, revisions to PNM’s electric tariff to implement the energy transition charges have been filed and, in accordance with the Energy Transition Act, will become effective 15 days after such filing, such revisions are consistent with the Financing Order, and any electric tariff implemented consistent with a financing order issued by the NMPRC is not subject to modification by the NMPRC except for true-up adjustments made in accordance with the Energy Transition Act;

•
the process by which the Financing Order was adopted and approved complies with all applicable laws, rules and regulations;

•
no governmental approvals, authorizations, consents, orders or other actions or filings, other than filings under the Energy Transition Act or the UCC of New Mexico or Delaware, are required for the seller to execute, deliver and perform its obligations under the sale agreement except those which have previously been obtained or made or are required to be made by the servicer in the future pursuant to the servicing agreement; and

•
under the Energy Transition Act, the State of New Mexico may not take or permit any action that would impair the value of the energy transition property, except for the true-up adjustments permitted under the Energy Transition Act, or reduce, alter or impair, the energy transition charges to be imposed, collected or remitted for the benefit of the bondholders until the principal, interest or other charges incurred in connection with the Series A Bonds are paid in full. Furthermore, under the Contract Clauses of the United States Constitution and the State of New Mexico Constitution, the State of New Mexico, including the NMPRC, could not take any action of a legislative character, including repeal or amendment of the Energy Transition Act or the Financing Order, that substantially impairs the value of the energy transition property or substantially reduces or alters, except for the true-up adjustments permitted under the Energy Transition Act, the energy transition charges to be imposed, collected or remitted for the benefit of the related bondholders unless such action is a reasonable exercise of the State of New Mexico’s sovereign powers and of a character reasonable and appropriate to further a significant and legitimate public purpose. Under the Takings Clauses of the United States Constitution

and the New Mexico Constitution, the State of New Mexico, including the NMPRC, could not repeal or amend the Energy Transition Act or the Financing Order or take any other action in contravention of the state pledge, without paying just compensation to the bondholders, as determined by a court of competent jurisdiction, if such action constitutes a permanent appropriation of a substantial property interest of the bondholders in the energy transition property and deprives the bondholders of their reasonable expectations arising from their investment in the Series A Bonds. However, there is no assurance that, even if a court were to award just compensation, it would be sufficient to pay the full amount of principal of, interest on and redemption premium (if any), on the Series A Bonds.
These representations and warranties made above by the seller will survive the execution and delivery of the sale agreement and the issuing entity’s pledge of the energy transition property to the indenture trustee. The seller will further represent and warrant that:
•
the seller is a corporation duly organized, validly existing and in good standing under the laws of New Mexico, with requisite power and authority to own its properties and conduct its business as of the transfer date;

•
the seller has the requisite corporate power and authority to execute and deliver the sale agreement and to carry out its terms; the seller has full corporate power and authority to own the energy transition property and sell and assign the energy transition property to the issuing entity, and the seller has duly authorized such sale and assignment to the issuing entity by all necessary corporate action; and the execution, delivery and performance of the sale agreement has been duly authorized by the seller by all necessary corporate action;

•
the sale agreement constitutes a legal, valid and binding obligation of the seller, enforceable against it in accordance with its terms, subject to bankruptcy, receivership, insolvency, reorganization, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, regardless of whether considered in a proceeding in equity or at law;

•
the consummation of the transactions contemplated by the sale agreement do not conflict with, result in any breach of any of the terms and provisions of, or constitute a default under, the seller’s organizational documents or any indenture, or other material agreement or instrument to which the seller is a party or by which it is bound, result in the creation or imposition of any lien upon the seller’s properties pursuant to the terms of any such indenture, agreement or other instrument (other than any that may be granted under the basic documents or any liens created by us pursuant to the Energy Transition Act) or violate any existing law or any order, rule or regulation applicable to the seller of any court or of any federal or state regulatory body, administrative agency or other government instrumentality having jurisdiction over the seller or its properties;

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except as disclosed in the sale agreement and to the seller’s knowledge, there are no proceedings pending or, to the seller’s knowledge, investigations pending or threatened or proceedings threatened, before any court, federal or state regulatory body, administrative agencies or other governmental instrumentality having jurisdiction over the seller or its properties:

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asserting the invalidity of the basic documents, the Series A Bonds, the Energy Transition Act or the Financing Order;

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seeking to prevent the issuance of the Series A Bonds or the consummation of any of the transactions contemplated by the basic documents;

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seeking a determination or ruling that could reasonably be expected to materially and adversely affect the performance by the seller of its obligations under, or the validity or enforceability of, the basic documents, the Series A Bonds or the Financing Order; or

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challenging the seller’s treatment of the Series A Bonds as debt of the seller for federal income tax purposes;

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no governmental approvals, authorizations, consents, orders or other actions or filings, other than filings under the Energy Transition Act or with the Secretary of State of New Mexico or the UCC of Delaware, are required for the seller to execute, deliver and perform its obligations under the sale agreement except those which have previously been obtained or made or are required to be made by the servicer in the future pursuant to the servicing agreement;
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there is no order by a court providing for the revocation, alteration, limitation or other impairment of the Energy Transition Act, Financing Order, energy transition property or energy transition charges, or any rights arising under them, or that seeks to enjoin the performance of any obligations under the Financing Order;

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for purposes of the Energy Transition Act, the energy transition property constitutes a present property right that will continue to exist until the Series A Bonds and the financing costs associated with those bonds are paid in full;

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the energy transition property consists of (A) all rights and interest of the seller under the Financing Order, including the right to impose, charge, collect and receive energy transition charges in an amount necessary to provide for full payment and recovery of all energy transition costs identified in the Financing Order; (B) the right under the Financing Order to obtain true-up adjustments of the energy transition charges; and (C) all revenues or other proceeds arising out of the rights and interests described in (A) and (B); and

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after giving effect to the sale of the energy transition property under the sale agreement, PNM:

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is solvent and expects to remain solvent;

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is adequately capitalized to conduct its business and affairs considering its size and the nature of its business and intended purposes;

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is not engaged and does not expect to engage in a business for which its remaining property represents unreasonably small capital;

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reasonably believes that it will be able to pay its debts as they become due; and

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is able to pay its debts as they mature and does not intend to incur, or believes that it will not incur, indebtedness that it will not be able to repay at its maturity.

The seller will make no representation or warranty that amounts collected from the energy transition charges will be sufficient to meet payment obligations on the Series A Bonds or assumptions made in calculating the energy transition charges will in fact be realized.
Certain of the representations and warranties that the seller will make in the sale agreement involve conclusions of law. The seller will make those representations and warranties in order to reflect the good faith understanding of the legal basis on which the bondholders are purchasing the Series A Bonds and to reflect the agreement that, if this understanding proves to be incorrect, the seller will be obligated to indemnify the issuing entity under certain circumstances to the same extent as if the seller had breached its representations and warranties under the sale agreement. Please read “— Indemnification.”
The seller will not be in breach of any representation or warranty as a result of any change in law by means of any legislative enactment, constitutional amendment or voter referendum that renders any of the representations or warranties untrue.
Covenants of the Seller
In the sale agreement, the seller will make the following covenants:
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Subject to the provisions described below under “— Assumptions of the Obligations of the Seller”, so long as any of the Series A Bonds are outstanding, the seller will keep in full force and effect its existence and remain in good standing or equivalent status under the laws of the jurisdiction of its organization, and will obtain and preserve its qualifications to do business in each jurisdiction in which such qualification is or will be necessary to protect the validity and enforceability of the sale agreement and each other instrument or agreement to which the seller is a party necessary to the proper administration of the sale agreement and the transactions contemplated thereby.

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Except for the conveyances under the sale agreement or any lien for the issuing entity’s benefit, the bondholders or the indenture trustee, the seller will not sell, pledge, assign or transfer to any other person, or grant, create, incur, assume or suffer to exist any lien on, any of the energy transition property, or any interest therein. The seller will not at any time assert any lien against or with respect to any energy transition property, and will defend the right, title and interest of the issuing entity and of the indenture trustee as our assignee in, to and under such energy transition property against all claims of third parties claiming through or under the seller.
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The seller will use the proceeds of the sale of the energy transition property in accordance with the Financing Order.

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If the seller is not the servicer and the seller receives any collections of the energy transition charges or other payment in respect of the energy transition property or the proceeds thereof, the seller will pay the servicer all payments received by the seller in respect thereof as soon as practicable after receipt thereof.

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The seller will notify us and the indenture trustee promptly after becoming aware of any lien on any of the energy transition property, other than the conveyances under the sale agreement, indenture, series supplement and the other basic documents.

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The seller will comply with its organizational or governing documents and all laws, treaties, rules, regulations and determinations of any governmental authority applicable to it, except to the extent that failure to so comply would not materially adversely affect our or the indenture trustee’s interests in the energy transition property under any of the basic documents or of seller’s performance of its material obligations under the sale agreement or under any of the other basic documents.

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So long as any of the Series A Bonds are outstanding:

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the seller will treat the energy transition property as the issuing entity’s property for all purposes other than financial accounting or tax purposes;

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the seller will treat such Series A Bonds as debt of the issuing entity and not that of the seller, except for financial accounting and tax purposes;

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the seller will disclose in its financial statements that it is not the owner of the energy transition property and that the issuing entity’s assets are not available to pay creditors of the seller or its affiliates (other than the issuing entity);

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the seller will not own or purchase any Series A Bonds; and

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the seller will disclose the effects of all transactions between the issuing entity and the seller in accordance with generally accepted accounting principles.

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The seller agrees that, upon the sale by the seller of the energy transition property to the issuing entity pursuant to the sale agreement:

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to the fullest extent permitted by law, including the Energy Transition Act and applicable regulations of the NMPRC, the issuing entity will have all of the rights originally held by the seller with respect to the energy transition property, including the right to collect any amounts payable by any customer in respect of such energy transition property, notwithstanding any objection or direction to the contrary by the seller; and

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any payment by any customer directly to the issuing entity of energy transition charges will discharge that customer’s obligations in respect of the energy transition property to the extent of such payment, notwithstanding any objection or direction to the contrary by the seller.

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So long as any of the Series A Bonds are outstanding:

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in all proceedings relating directly or indirectly to the energy transition property, the seller will affirmatively certify and confirm that it has sold all of its rights and interests in and to such property (other than for financial accounting or tax purposes);

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the seller will not make any statement or reference in respect of the energy transition property that is inconsistent with the issuing entity’s ownership interest (other than for financial accounting or tax purposes);

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the seller will not take any action in respect of the energy transition property except solely in its capacity as servicer or as contemplated by the basic documents; and

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neither the issuing entity nor the seller shall take any action, file any tax return or make any election inconsistent with the issuing entity’s treatment, for U.S. federal income tax purposes and, to the extent consistent with applicable state tax law, state income and franchise tax purposes, as a disregarded entity that is not separate from the seller (or, if relevant, from another sole owner).

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The seller will execute and file, or cause to be executed and filed, such filings required by law to fully preserve, maintain, protect and perfect the issuing entity’s ownership interest in the energy transition property.

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The seller will institute any action or proceeding necessary to compel performance by the NMPRC, the State of New Mexico or any of their respective agents of any of their obligations or duties under the Energy Transition Act or the Financing Order. The seller also agrees to take those legal or administrative actions that may be reasonably necessary (i) to seek to protect the issuing entity from claims, state actions or other actions or proceedings of third parties which, if successfully pursued, would result in a breach of any representation or warranty or covenant of the seller in the sale agreement and (ii) to seek to block or overturn any attempts to cause a repeal of, modification of or supplement to the Energy Transition Act, the Financing Order or the rights of the related bondholders by legislative enactment or constitutional amendment that would be materially adverse to the issuing entity, the indenture trustee or the bondholders or which would otherwise cause an impairment of the rights of the issuing entity or the indenture trustee or the bondholders. The costs of any such actions or proceedings undertaken by the seller will be reimbursed by us as an operating expense.

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So long as any of the Series A Bonds are outstanding, the seller will pay, and will cause each of its affiliates to pay, all material taxes, assessments and governmental charges imposed upon it or any of its properties or assets or with respect to any of its franchises, business, income or property before any penalty accrues if the failure to pay any such taxes, assessments and governmental charges would, after any applicable grace periods, notices or other similar requirements, result in a lien on the energy transition property; provided that no such tax need be paid if the seller or one of its affiliates is contesting the same in good faith by appropriate proceedings promptly instituted and diligently conducted and if the seller or such affiliate has established appropriate reserves as shall be required in conformity with generally accepted accounting principles.

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The seller will comply with all filing requirements, including any post closing filings, in accordance with the Financing Order and the Energy Transition Act.

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Promptly after obtaining knowledge of any breach in any material respect of its representations and warranties or covenants in the sale agreement, the seller will notify the issuing entity, the indenture trustee and the rating agencies of the breach.

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Even if the sale agreement, indenture or series supplement is terminated, the seller will not, prior to the date which is one year and one day after the termination of the indenture and payment in full of the Series A Bonds and other amounts owed under the indenture and the series supplement, petition or otherwise invoke or cause the issuing entity to invoke the process of any government authority for the purpose of commencing or sustaining a voluntary case against the issuing entity under any federal or state bankruptcy, insolvency or similar law, appointing a receiver, liquidator, assignee, trustee, custodian, sequestrator or other similar official for any substantial part of the issuing entity’s property, or ordering the winding up or liquidation of the issuing entity’s affairs.

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Upon the issuing entity’s request, the seller will execute and deliver such further instruments and do such further acts as may be reasonably necessary to carry out the provisions and purposes of the sale agreement.

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The seller shall not become a party to any (i) trade receivables purchase and sale agreement or similar arrangement under which it sells all or any portion of its accounts receivables owing from New Mexico electric distribution customers unless the indenture trustee, the seller and the other parties to such additional arrangement shall have entered into an intercreditor agreement in connection therewith and the terms of the documentation evidencing such trade receivables purchase and sale arrangement or similar arrangement shall expressly exclude energy transition property (including energy transition charges) from any receivables or other assets pledged or sold under such arrangement or (ii) sale agreement selling to any affiliate property consisting of charges similar to the energy transition charges sold pursuant to the sale agreement, payable by customers pursuant to the Energy Transition Act or any similar law, unless (A) the seller and the other parties to such arrangement shall have entered into an intercreditor agreement in connection with any agreement or similar arrangement described in the sale agreement, and (B) the rating agency condition is satisfied.
Indemnification
The seller will indemnify, defend and hold harmless the issuing entity, the indenture trustee (for itself and for the benefit of the bondholders), and each of the issuing entity’s and the indenture trustee’s respective officers, directors, trustees, managers, employees and agents against:
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any and all taxes, other than any taxes imposed on the bondholders solely as a result of their ownership of the Series A Bonds, that may at any time be imposed on or asserted against any of those persons as a result of the sale and assignment of the energy transition property to the issuing entity, the ownership or assignment of the energy transition property by the issuing entity or the issuance and sale by the issuing entity, the Series A Bonds or the other transactions contemplated by the basic documents, including any franchise, sales, gross receipts, general corporation, tangible personal property, privilege or license taxes, but excluding any taxes imposed as a result of a failure of that person to properly withhold or remit taxes imposed with respect to payments on any Series A Bond, it being understood that the bondholders will be entitled to enforce their rights against PNM solely through a cause of action brought for their benefit by the indenture trustee in accordance with the terms of the indenture;

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any and all losses, damages, payments and claims, and reasonable costs and expenses, of any kind whatsoever, that may be imposed on or asserted against any such person, in each case as a result of PNM’s breach of any of its representations, warranties or covenants contained in the sale agreement

However, the seller is not required to indemnify the indenture trustee or related parties against any liability, obligation, claim, action, suit or payment incurred by them through their own willful misconduct, gross negligence or bad faith.
The seller’s indemnification obligations provided for in the sale agreement will survive any repeal of, modification of, supplement to, or judicial invalidation of, the Energy Transition Act or the Financing Order and will survive the resignation or removal of the indenture trustee or the termination of the sale agreement and will rank pari passu with other general, unsecured obligations of the seller. The seller shall not indemnify any person or entity otherwise indemnified under the sale agreement for any changes in law after the issuance date, whether such changes in law are effected by means of any legislative enactment, any constitutional amendment or any final and non-appealable judicial decision.
Amendment
The sale agreement may be amended by the issuing entity and the seller (a) with the prior written consent of the indenture trustee, (b) satisfaction of the rating agency condition and (c) if any amendment would adversely affect in any material respect the interest of any bondholder, the consent of a majority of bondholders of each affected tranche of Series A Bonds. In determining, whether a majority of bondholders have consented, Series A Bonds owned by the issuing entity or any affiliate of the issuing entity shall be disregarded, except that, in determining whether the indenture trustee shall be protected in relying upon any such consent, the indenture trustee shall only be required to disregard any Series A Bonds it actually knows to be so owned. We will notify the rating agencies promptly after the execution of any such amendment or consent.
Assumptions of the Obligations of the Seller
Any person (a) into which the seller may be merged or consolidated and which succeeds to all or substantially all of the electric distribution business of the seller, (b) which results from the division of the seller into two or more persons and which succeeds to all or substantially all of the electric distribution business of the seller, (c) which may result from any merger or consolidation to which the seller shall be a party and which succeeds to all or substantially all of the electric distribution business of the seller, (d) which may succeed to the properties and assets of the seller substantially as a whole and which succeeds to all or substantially all of the electric distribution business of the seller, or (e) which may otherwise succeed to all or substantially all of the electric distribution business of the seller, and which person in any of the foregoing cases executes an agreement of assumption to perform every obligation of the seller under the sale agreement, shall be the successor to the seller thereunder without the execution or filing of any document or any further act by any of the parties so long as the conditions of any such assumption are met. The conditions include:
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immediately after giving effect to such transaction, no representation or warranty made in the sale agreement will have been breached, and no servicer default, and no event that, after notice or lapse of time, or both, would become a servicer default will have occurred and be continuing;

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the seller shall have delivered to the issuing entity and to the indenture trustee an officers’ certificate and an opinion of counsel stating that such consolidation, merger or succession and each agreement of assumption comply with the requirements of the sale agreement and that all conditions precedent relating to such transaction have been complied with;

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the seller shall have delivered to the issuing entity and to the indenture trustee an opinion of counsel stating, in the opinion of such counsel, either (a) all filings to be made by PNM, in its capacity as seller or as servicer, including filings under the Energy Transition Act with the Secretary of State of New Mexico and the UCC, that are necessary to preserve the issuing entity’s interests and the interests of the indenture trustee in the energy transition property have been executed and filed or (b) that no such action is necessary to preserve such interests;

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the rating agencies will have received prior written notice of the transaction; and

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the seller shall have delivered to the issuing entity, the indenture trustee and the rating agencies an opinion of an external tax counsel to the effect that, for federal income tax purposes, such consolidation or other succession to, and assumption of, the obligations of the seller will not result in a material adverse federal income tax consequence to the issuing entity or to the seller, the indenture trustee or the holders of the outstanding Series A Bonds.

So long as the conditions of any such assumption are met, the depositor will automatically be released from its obligations under the sale agreement.

THE SERVICING AGREEMENT
The following summary describes the material terms and provisions of the servicing agreement pursuant to which the servicer is undertaking to service the energy transition property. We have filed the form of the servicing agreement as an exhibit to the registration statement of which this prospectus forms a part.
Servicing Procedures
The servicer will manage, service and administer, bill, collect and post all payments in respect of, the energy transition property according to the terms of the servicing agreement. The servicer’s duties will include:
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calculating usage and demand, billing the energy transition charges, collecting the energy transition charges from customers and posting all collections;

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responding to inquiries of customers, the NMPRC or any other governmental authority regarding the energy transition property or energy transition charges;

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investigating and handling delinquencies (and furnishing reports with respect to such delinquencies to the issuing entity);

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processing and depositing collections and making periodic remittances;

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furnishing periodic and current reports and statements to the issuing entity, the rating agencies and the indenture trustee;

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making all filings with the NMPRC and taking such other actions necessary to perfect the issuing entity’s ownership interests in and the indenture trustee’s first priority lien on the energy transition property;

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making all filings and taking such other action as may be necessary to perfect the indenture trustee’s lien on and security interest in all collateral;

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selling, as the issuing entity’s agent, as the issuing entity’s interests may appear, defaulted or written off accounts;

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taking all necessary action in connection with true-up adjustments; and

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performing other duties specified under the Financing Order.

The servicer will be required to notify the issuing entity, the indenture trustee and the rating agencies in writing of any laws or NMPRC regulations promulgated after the execution of the servicing agreement that have a material adverse effect on the servicer’s ability to perform its duties under the servicing agreement. The servicer is also authorized to execute and deliver documents and to make filings and participate in proceedings on behalf of the issuing entity.
In addition, upon the issuing entity’s reasonable request or the reasonable request of the indenture trustee or any rating agency, the servicer will provide to the issuing entity, the indenture trustee or any rating agency public financial information about the servicer and any material information about the energy transition property that is reasonably available, as may be reasonably necessary and permitted by law to enable the issuing entity or any rating agency to monitor the servicer’s performance, and, so long as any Series A Bonds are outstanding, within a reasonable time after written request thereof, any information available to the servicer or reasonably obtainable by it that is necessary to calculate the energy transition charges applicable to each customer rate class. No such request by the indenture trustee shall create any obligation for the indenture trustee to monitor the performance of the service. The servicer will also prepare any reports required to be filed by the issuing entity with the SEC, as further described below, and will cause to be delivered required opinions of counsel to the effect that all filings with the Secretary of State of New Mexico and the Secretary of State of Delaware necessary to preserve and protect the interests of the indenture trustee in the energy transition property have been made.

Servicing Standards and Covenants
The servicing agreement will require the servicer, in servicing and administering the energy transition property, to exercise the same care and diligence it customarily employs and exercises with respect to billing, collection and posting activities it conducts for its own account and, if applicable, for others.
The servicing agreement will require the servicer to implement procedures and policies designed to ensure that customers remit the energy transition charges to the servicer on behalf of the issuing entity and on behalf of the bondholders. The servicer will also monitor payments and will impose collection policies on customers, as permitted under the Financing Order and the rules of the NMPRC.
The servicing agreement will require the servicer to (i) manage, service, administer, bill, collect, receive and post collections in respect of the energy transition property with reasonable care and in material compliance with applicable requirements of law, including all applicable regulations of the NMPRC, (ii) follow standards, policies and procedures in performing its duties as servicer that are customary in the electric distribution industry, (iii) use all reasonable efforts, consistent with its customary servicing procedures, to enforce, and maintain rights in respect of, the energy transition property and to bill, collect and post the energy transition charges, (iv) comply with all requirements of law, including all applicable regulations of the NMPRC applicable to and binding on it relating to the energy transition property, (v) file all reports with the NMPRC required by the Financing Order, (vi) file and maintain the effectiveness of financing statements filed with the Secretary of State of New Mexico with respect to the property transferred under the sale agreement and (vii) take such other action on the issuing entity’s behalf to ensure that the lien of the indenture trustee on the collateral remains perfected and of first priority. The servicer shall follow customary and usual practices and procedures as it deems necessary or advisable in servicing the energy transition property, which, in the servicer’s judgment, may include taking legal action at the issuing entity’s expense but subject to the priority of payments set forth in the indenture or in the series supplement.
Notwithstanding anything to the contrary in the servicing agreement, the duties of the servicer set forth in the servicing agreement shall be qualified in their entirety by the Financing Order, any NMPRC regulation and U.S. federal securities laws, as in effect at the time such duties are to be performed.
The servicing agreement will also require the servicer to provide various reports regarding the energy transition charges and allocation of the energy transition charges among various classes of customers and payments to the bondholders, in each case as are necessary to effect collection, allocation and remittance of payments in respect of energy transition charges and other collected funds as required under the basic documents.
The servicer will be responsible for instituting any action or proceeding to compel performance by the State of New Mexico or the NMPRC of their respective obligations and duties under the Energy Transition Act, the Financing Order, including defending against or instituting and pursuing legal actions and appearing or testifying at hearings or similar proceedings, as may be reasonably necessary to attempt to block or overturn any attempts to cause a repeal of, modification of or supplement to the Energy Transition Act, the Financing Order or the rights of holders of energy transition property by legislative enactment, constitutional amendment or other means that would be adverse to bondholders. Any costs associated with such legal or administrative action will be borne by the issuing entity as an operating expense. The servicer will be obligated to institute and maintain such action or proceedings only if it is being reimbursed on a current basis for its costs and expenses in taking such actions in accordance with the indenture or series supplement, and is not required to advance its own funds to satisfy these obligations.
In any proceedings related to the exercise of the power of eminent domain by any municipality to acquire a portion of PNM’s electric distribution facilities, the servicer will assert that the court ordering such condemnation must treat such municipality as a successor to PNM under the Energy Transition Act and the Financing Order.
The servicing agreement will also designate the servicer as the custodian of our records and documents.
True-Up Adjustment Process
The Energy Transition Act and the Financing Order require that the energy transition charges be reviewed and adjusted at least semi-annually to correct for any overcollection or undercollection of the energy transition charges or to otherwise ensure the timely payment of scheduled principal of and interest on the bonds and all other ongoing financing costs associated with the bonds. Under the servicing agreement, the servicer will make adjustments to the energy transition charges at least semi-annually.
In addition to the semi-annual true-up adjustments, the servicer (a) is also required to implement quarterly true-up adjustments beginning two years prior to the latest final maturity date for the Series A Bonds, and (b) may request an interim true-up adjustment at any time to ensure timely payment of principal of and interest on the bonds and other required amounts and charges owing in connection with the Series A Bonds.
Each true-up adjustment will allocate the revenue requirement among all customer rate classes in accordance with the production cost allocation methodology approved in PNM’s last rate case before the NMPRC.
As part of each true-up adjustment, the servicer will calculate the energy transition charges that must be billed in order to generate the revenues for the next two semi-annual periods necessary to result in:
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all accrued and unpaid interest on the Series A Bonds being paid in full;

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the outstanding principal balance of the Series A Bonds equaling the amount provided in the expected amortization schedule;

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the amount on deposit in the capital subaccount equaling the required capital level; and

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all of our other fees, expenses and indemnities being paid by the applicable scheduled payment date.

Under the Energy Transition Act, an adjustment to the energy transition charges filed by the servicer will be deemed approved without a hearing 30 days after the filing unless (1) no later than 20 days from the date of filing of the true-up adjustment, the NMPRC is notified of a potential mathematical or transcription error in the adjustment and the notice identifies the error with specificity and (2) the NMPRC determines that the calculation of the adjustment is unlikely to provide for timely payment or is likely to result in a material overpayment. In such a case, implementation of the true-up adjustment may be suspended by the NMPRC for a period not exceeding 60 days pending a hearing. Any such hearing will be limited to determining whether there is a mathematical or transcription error in the calculation of the adjustment.
Remittances to Collection Account
The servicer will remit energy transition charge collections directly to the indenture trustee on a daily basis. The servicer will remit energy transition charges based on estimated collections using a weighted average balance of days outstanding (ADO) on PNM’s retail bills. Energy transition charge collections remitted will represent the charges estimated to be received for any period based upon the ADO and an estimated system-wide write-off percentage.
Each day on which those remittances are made is referred to as a daily remittance date. The estimated payments are made from collections received from customers.
No less often than annually, the servicer will reconcile remittances of estimated energy transition charge collections remitted to the indenture trustee with actual energy transition charge payments received by the servicer to more accurately reflect the amount of billed energy transition charges that should have been remitted, based on ADO and the actual system-wide write-off percentage. To the extent the remittances of estimated payments arising from the energy transition charges exceed the amounts that should have been remitted based on actual system-wide write-offs, the servicer will be entitled to withhold the excess amount from any subsequent remittance to the indenture trustee until the balance of such excess is reduced to zero. To the extent the remittances of estimated payments arising from the energy transition charges are less than the amount that should have been remitted based on actual system wide write-offs, the servicer will remit the amount of the shortfall to the indenture trustee within two business days. Although the servicer will remit estimated energy transition charge collections for the Series A Bonds to the indenture trustee, the servicer will not be obligated to make any payments on the Series A Bonds.
The servicer has agreed and acknowledged that it holds all energy transition charge collections for the Series A Bonds received by it and any other proceeds for the collateral received by it for the benefit of the indenture trustee and the bondholders and that all such amounts will be remitted by the servicer without any surcharge, fee, offset, charge or other deduction. The servicer has further agreed not to make any claim to reduce its obligation to remit all energy transition charge payments collected by it in accordance with the servicing agreement.
Servicing Compensation
The servicer will be entitled to receive an annual servicing fee in an amount equal to:
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0.05% of the aggregate initial principal amount of the Series A Bonds plus out-of-pocket expenses for so long as PNM or an affiliate is the servicer; or

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if PNM or any of its affiliates is not the servicer, an amount agreed upon by the successor servicer and the indenture trustee, provided, that the fee shall not exceed 0.60% of the aggregate initial principal amount of the Series A Bonds unless the NMPRC has approved the appointment of a successor or the NMPRC does not act to either approve or disapprove such appointment on or before the expiration of 45 days following notice to the NMPRC.

The servicing fee shall be paid semi-annually, with half of the servicing fee being paid on each payment date, except for the amount of the servicing fee to be paid on the first payment date in which the servicing fee then due will be calculated based on the number of days the servicing agreement has been in effect. The indenture trustee will remit the servicing fee on each payment date (together with any portion of the servicing fee that remains unpaid from prior payment dates) to the extent of available funds prior to the distribution of any interest on and principal of the Series A Bonds. See “Security for Series A Bonds — How Funds in the Collection Account Will Be Allocated” in this prospectus.
Servicer Representations and Warranties
In the servicing agreement, the servicer will represent and warrant to the issuing entity, as of the issuance date of the Series A Bonds, among other things, that:
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the servicer is duly organized, validly existing and is in good standing under the laws of the state of its organization, with requisite power and authority to own its properties, to conduct its business as such properties are currently owned and such business is presently conducted by it, to service the energy transition property and hold the records related to the energy transition property, and to execute, deliver and carry out the terms of the servicing agreement;

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the servicer is duly qualified to do business, is in good standing and has obtained all necessary licenses and approvals in all jurisdictions in which the ownership or lease of property or the conduct of its business (including the servicing of the energy transition property as required under the servicing agreement) requires such qualifications, licenses or approvals (except where a failure to qualify would not be reasonably likely to have a material adverse effect on the servicer’s business, operations, assets, revenues or properties or to its servicing of the energy transition property);

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the execution, delivery and performance of the terms of the servicing agreement have been duly authorized by all necessary action on the part of the servicer under its organizational or governing documents and laws;

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the servicing agreement constitutes a legal, valid and binding obligation of the servicer, enforceable against it in accordance with its terms, subject to applicable insolvency, reorganization, moratorium, fraudulent transfer and other laws relating to or affecting creditors’ rights generally from time to time in effect and to general principles of equity (including concepts of materiality, reasonableness, good faith and fair dealing), regardless of whether considered in a proceeding in equity or at law;

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the consummation of the transactions contemplated by the servicing agreement do not: (i) conflict with, result in any breach of or constitute (with or without notice or lapse of time) a default under the servicer’s organizational documents or any indenture or other agreement or instrument to which the servicer is a party or by which it or any of its property is bound, (ii) result in the creation or imposition of any lien upon the servicer’s properties pursuant to the terms of any such indenture or agreement or other instrument (other than any lien that may be granted in favor of the indenture trustee for the benefit of bondholders under the basic documents) or (iii) violate any existing law or any existing order, rule or regulation applicable to the servicer of any governmental authority having jurisdiction over the servicer or its properties;
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to the servicer’s knowledge, there are no proceedings or investigations pending or, to the servicer’s knowledge, threatened against the servicer before any court, federal or state regulatory body, administrative agency or other governmental instrumentality having jurisdiction over the servicer or its properties: (i) seeking to prevent issuance of the Series A Bonds or the consummation of the transactions contemplated by the servicing agreement or any of the other basic documents, or, if applicable, any supplement to the indenture or amendment to the sale agreement; (ii) seeking any determination or ruling that might materially and adversely affect the performance by the servicer of its obligations under, or the validity or enforceability against the servicer of, the servicing agreement or any of the other basic documents, or, if applicable, any supplement to the indenture or amendment to the sale agreement; or (iii) relating to the servicer and which might materially and adversely affect the federal or state income, gross receipts or franchise tax attributes of the Series A Bonds;

•
no governmental approvals, authorizations, consents, orders or other actions or filings with any governmental authority are required for the servicer to execute, deliver and perform its obligations under the servicing agreement except those that have previously been obtained or made, those that are required to be made by the servicer in the future pursuant to the servicing agreement and those that the servicer may need to file in the future to continue the effectiveness of any financing statements; and

•
each report or certificate delivered in connection with any filing made to the NMPRC by the servicer on behalf of the issuing entity with respect to the energy transition charges or true-up adjustments will constitute a representation and warranty by the servicer that each such report or certificate, as the case may be, is true and correct in all material respects. To the extent that any such report or certificate is based in part or upon or contains assumptions, forecasts or other predictions of future events, the representation and warranty of the servicer with respect thereto will be limited to the representation and warranty that such assumptions, forecasts or other predictions of future events are reasonable based upon historical performance and the facts known to the servicer on the date such report or certificate is delivered.

The servicer, the indenture trustee and the issuing entity are not responsible as a result of any action, decision, ruling or other determination made or not made, or any delay (other than any delay resulting from the servicer’s failure to make any filings with the NMPRC required by the servicing agreement in a timely and correct manner or any breach by the servicer of its duties under the servicing agreement that adversely affects the energy transition property or the true-up adjustments), by the NMPRC in any way related to the energy transition property or in connection with any true-up adjustment, the subject of any such filings, any proposed true-up adjustment or the approval of any revised energy transition charges and the scheduled adjustments thereto. Except to the extent that the servicer otherwise is liable under the provisions of the servicing agreement, the servicer shall have no liability whatsoever relating to the calculation of any revised energy transition charges and the scheduled adjustments thereto, including as a result of any inaccuracy of any of the assumptions made in such calculations, so long as the servicer has acted in good faith and has not acted in a grossly negligent manner in connection therewith, nor shall the servicer have any liability whatsoever as a result of any person or entity, including the bondholders, not receiving any payment, amount or return anticipated or expected or in respect of any Series A Bond generally.
The Servicer Will Indemnify the Issuing Entity and Other Entities in Limited Circumstances
The servicer will indemnify, defend and hold harmless the issuing entity and the indenture trustee (for itself and for the related bondholders’ benefit) and the independent manager and each of their respective trustees, officers, directors, employees and agents from any and all liabilities, obligations, losses, damages, payments and claims, and reasonable costs or expenses, arising as a result of:
•
the servicer’s willful misconduct, bad faith or gross negligence in the performance of, or reckless disregard of, its duties or observance of its covenants under the servicing agreement;

•
the servicer’s material breach of any of its representations and warranties that results in a default under the servicing agreement; and

•
litigation and related expenses relating to its status and obligations as servicer (other than any proceeding the servicer is required to institute under the servicing agreement).

The servicer will not be liable, however, for any liabilities, obligations, losses, damages, payments or claims, or reasonable costs or expenses, resulting from the willful misconduct, bad faith or gross negligence of the party seeking indemnification, or resulting from a breach of a representation or warranty made by any such person or entity in any of the basic documents that give rise to the servicer’s breach.
Except for payment of the servicing fee and payment of the purchase price of the energy transition property, the servicing agreement also provides that the servicer releases and discharges the issuing entity and its independent manager, the indenture trustee and each of their respective officers, directors and agents from any and all actions, claims and demands that the servicer, in the capacity of servicer or otherwise, may have against those parties relating to the energy transition property or the servicer’s activities with respect to the energy transition property, other than actions, claims and demands arising from the willful misconduct, bad faith or gross negligence of the parties.
This indemnification will survive the resignation or removal of the indenture trustee or any independent manager and the termination of the servicing agreement.
Evidence as to Compliance
The servicing agreement will provide that the servicer will furnish annually to the issuing entity, the indenture trustee and the rating agencies, on or before March 31 of each year, beginning March 31, 2024 or, if earlier, on the date on which the annual report relating to the Series A Bonds is required to be filed with the SEC, a report on its assessment of compliance with specified servicing criteria as required by Item 1122(a) of Regulation AB, during the preceding 12 months ended December 31 (or preceding period since the issuance date of the Series A Bonds in the case of the first statement), together with a certificate by an officer of the servicer certifying the statements set forth therein.
The servicing agreement also provides that a firm of independent certified public accountants, at the servicer’s expense, will furnish annually to the issuing entity, the indenture trustee and the rating agencies on or before March 31 of each year, beginning March 31, 2024 or, if earlier, on the date on which the annual report relating to the Series A Bonds is required to be filed with the SEC, an annual accountant’s report, which will include any required attestation report that attests to and reports on the servicer’s assessment report described in the immediately preceding paragraph, to the effect that the accounting firm has performed agreed upon procedures in connection with the servicer’s compliance with its obligations under the servicing agreement during the preceding 12 months, identifying the results of the procedures and including any exceptions noted.
Copies of the above reports will be filed with the SEC. You may also obtain copies of the above statements and certificates by sending a written request addressed to the indenture trustee.
The servicer will also be required to deliver to the issuing entity, the indenture trustee and the rating agencies monthly reports setting forth certain information relating to collections of energy transition charges received during the preceding calendar month and, shortly before each payment date, a semi-annual report setting forth the amount of principal and interest payable to bondholders on such date, the difference between the principal outstanding on the Series A Bonds and the amounts specified in the related expected amortization schedule after giving effect to any such payments, and the amounts on deposit in the capital subaccount and excess funds subaccount after giving effect to all transfers and payments to be made on such payment date. The servicer is required to file copies of the semi-annual payment date reports with the SEC.
In addition, the servicer is required to send copies of each submission or notice evidencing a true-up adjustment to the issuing entity, the indenture trustee and the rating agencies. The servicer is also required to provide to the rating agencies any non-confidential and non-proprietary information as is reasonably requested by the rating agencies.

Matters Regarding the Servicer
The servicing agreement will provide that PNM may not resign from its obligations and duties as servicer thereunder, except when:
•
PNM delivers to the indenture trustee and NMPRC an opinion of external legal counsel to the effect that PNM’s performance of its duties under the servicing agreement is no longer permissible under applicable law; or

•
the NMPRC has approved such resignation and the rating agency condition is satisfied.

No resignation by PNM as servicer will become effective until a successor servicer has assumed PNM’s servicing obligations and duties under the servicing agreement.
The servicing agreement further provides that neither the servicer nor any of its directors, officers, employees, and agents will be liable to the issuing entity or to any other person or entity, except as provided under the servicing agreement, for taking any action or for refraining from taking any action under the servicing agreement or for good faith errors in judgment. However, neither the servicer nor any of its directors, officers, employees or agents will be protected against any liability that would otherwise be imposed by reason of gross negligence, recklessness or willful misconduct in the performance of its duties or by reason of reckless disregard of obligations and duties under the servicing agreement. The servicer and any of its directors, officers, employees or agents may rely in good faith on the advice of counsel reasonably acceptable to the indenture trustee or on any document submitted by any person or entity respecting any matters under the servicing agreement. Except as provided in the servicing agreement, the servicer is under no obligation to appear in, prosecute or defend any legal action that is not directly related to one of its duties in the servicing agreement or otherwise related to its indemnification obligations.
Any entity which becomes the successor by merger, consolidation, division, sale, transfer, lease, management contract or otherwise to all or substantially all of the servicer’s electric distribution business may assume all of the rights and obligations of the servicer under the servicing agreement without the execution or filing of any document. The following are conditions to the transfer of the duties and obligations to a successor servicer:
•
immediately after the transfer, no representation or warranty made by the servicer in the servicing agreement will have been breached and no servicer default or event which after notice of, lapse of time or both, would become a servicer default, has occurred and is continuing;

•
the servicer has delivered to the issuing entity and the indenture trustee an officer’s certificate and an opinion of counsel stating that the transfer complies with the servicing agreement and all conditions to the transfer under the servicing agreement have been complied with;

•
the servicer has delivered to the issuing entity, the indenture trustee and the rating agencies an opinion of counsel stating either that all necessary filings, including those under the Energy Transition Act and the UCC, to fully preserve and protect our interests in all of the energy transition property have been made or that no such filings are required;

•
the servicer has given prior written notice to the rating agencies; and

•
the servicer has delivered to the issuing entity and the rating agencies, an opinion of counsel stating that for U.S. federal income tax purposes, such consolidation, conversion, merger or succession and such agreement of assumption will not result in material adverse U.S. federal income tax consequences for the bondholders.

So long as the conditions of any such assumptions are met, then the prior servicer will automatically be released from its obligations under the servicing agreement.
Servicer Defaults
Servicer defaults under the servicing agreement will include:
•
any failure by the servicer to remit to the collection account any required amount, which failure continues unremedied for five business days after written notice from us or the indenture trustee is received by the servicer or after discovery of the failure by a responsible officer of the servicer;

•
any failure by the servicer or, if the servicer is PNM or an affiliate of PNM, by PNM to observe or perform in any material respect any covenants or agreements in the servicing agreement or the other basic documents to which it is a party, which failure materially and adversely affects the rights of bondholders and which failure continues unremedied for 60 days after written notice of this failure has been given to the servicer or, if the servicer is PNM or an affiliate of PNM, by the issuing entity, or by the indenture trustee or after such failure is discovered by a responsible officer of the servicer;

•
any failure by the servicer to duly perform its obligations to make true-up adjustment filings in the time and manner set forth in the servicing agreement, which failure continues unremedied for a period of five business days;

•
any representation or warranty made by the servicer in the servicing agreement or any other basic document proves to have been incorrect in a material respect when made, which has a material adverse effect on the bondholders and which material adverse effect continues unremedied for a period of 60 days after the giving of written notice to the servicer by the issuing entity or the indenture trustee or after such failure is discovered by a responsible officer of the servicer; and

•
events of bankruptcy, insolvency, receivership or liquidation of the servicer.

Rights Upon a Servicer Default
In the event of a servicer default that remains unremedied, the indenture trustee, at the written direction of the holders of not less than a majority of the outstanding principal amount of the Series A Bonds, subject to the terms of any intercreditor agreement executed in connection with any additional series of energy transition bonds, by notice then given in writing to the servicer, will terminate all the rights and obligations (other than servicer’s indemnity obligation and obligation to continue performing its functions as servicer until a successor servicer is appointed) of the servicer under the servicing agreement. In addition, upon a servicer default described in the first bullet point above, the issuing entity and the indenture trustee shall be entitled to apply to any court of competent jurisdiction for sequestration and payment to the indenture trustee of revenues arising with respect to the applicable energy transition property.
On or after the receipt by the servicer of a notice of termination, all authority and power of the servicer under the servicing agreement, whether with respect to the Series A Bonds, the energy transition property, the energy transition charges or otherwise, shall, upon appointment of a successor servicer under the servicer agreement, without further action, pass to and be vested in such successor servicer and, without limitation, the indenture trustee is hereby authorized and empowered to execute and deliver, on behalf of the predecessor servicer, as attorney-in-fact or otherwise, any and all documents and other instruments, and to do or accomplish all other acts or things necessary or appropriate to effect the purposes of the notice of termination, whether to complete the transfer of the energy transition property records and related documents, or otherwise. The predecessor servicer shall cooperate with the successor servicer, the indenture trustee and with the issuing entity in effecting the termination of the responsibilities and rights of the predecessor servicer under the servicing agreement, including the transfer to the successor servicer for administration by it of all cash amounts that shall at the time be held by the predecessor servicer for remittance, or shall thereafter be received by it with respect to the energy transition property or the energy transition charges. As soon as practicable after receipt by the servicer of such notice of termination, the servicer shall deliver the energy transition property records to the successor servicer. All reasonable costs and expenses (including attorneys’ fees and expenses) incurred in connection with transferring the energy transition property records to the successor servicer and amending the servicing agreement to reflect such succession as servicer pursuant to the servicing agreement shall be paid by the predecessor servicer upon presentation of reasonable documentation of such costs and expenses. Termination of PNM as servicer shall not terminate PNM’s rights or obligations under the sale agreement or any other basic document other than the servicing agreement.
Waiver of Past Defaults
The indenture trustee, with the consent of the holders of a majority of the outstanding principal amount of the Series A Bonds may waive in writing any default by the servicer in the performance of its obligations under the servicing agreement and its consequences, except a default in making any required remittances to the collection account in accordance with the servicing agreement. Upon any such waiver of a past default, such default shall cease to exist, and any default of the servicer arising therefrom shall be deemed to have been remedied for every purpose of the servicing agreement. The servicing agreement will provide that no waiver will impair the related bondholders’ rights relating to subsequent defaults.
Successor Servicer
Upon the receipt of a notice of termination or upon the servicer’s resignation or removal in accordance with the terms of the servicing agreement, the predecessor servicer shall continue to perform its functions as servicer and shall be entitled to receive the requisite portion of the servicing fees, until a successor servicer has assumed in writing the obligations of the servicer. In the event of the servicer’s removal or resignation, the indenture trustee, at the written direction of the holders of a majority of the principal amount of the outstanding bonds of the Series A Bonds, may appoint a successor servicer with the issuing entity’s prior written consent (which consent shall not be unreasonably withheld).
If no successor servicer has been appointed within 30 days after the delivery of the termination notice, the indenture trustee, at the written direction of the holders of a majority of the outstanding amount of the Series A Bonds, may petition the NMPRC or a court of competent jurisdiction for the appointment of, a successor servicer which is permitted to perform the duties of the servicer pursuant to the NMPRC regulations, satisfies the rating agency condition, enters into a servicing agreement with the issuing entity having substantially the same provisions as the servicing agreement in effect between the issuing entity and the predecessor servicer and, if applicable, its compensation is approved (or not disapproved) by the NMPRC.
If for any reason a third party assumes the role of the servicer under the servicing agreement, the servicing agreement will require the servicer, on an ongoing basis, to cooperate with the successor servicer and provide whatever information is, and take whatever actions are, reasonably necessary to assist the successor servicer in performing its obligations under the servicing agreement.
Amendment
The servicing agreement may be amended in writing by the servicer and the issuing entity, with the prior written consent of the indenture trustee and if the rating agency condition has been satisfied; provided, that such amendment may not adversely affect the interest of any bondholder in any material respect without the consent of the bondholders of a majority of the outstanding principal amount of the Series A Bonds.

HOW A BANKRUPTCY MAY AFFECT YOUR INVESTMENT
Challenge to True Sale Treatment
PNM will represent and warrant that the transfer of the energy transition property in accordance with the sale agreement constitutes a true and valid sale and assignment of the energy transition property by PNM to the issuing entity. It will be a condition of closing for the sale of the energy transition property pursuant to the sale agreement that PNM will take the appropriate actions under the Energy Transition Act, including filing a financing statement with the Secretary of State of New Mexico, to perfect this sale. The Energy Transition Act provides that the sale, conveyance, assignment, or other transfer of energy transition property by an electric utility to an assignee that the parties have in the governing documentation expressly stated to be a sale or other absolute transfer is an absolute transfer and true sale of, and not a pledge of or secured transaction relating to, the transferor’s right, title, and interest in, to, and under the energy transition property. The issuing entity and PNM will treat such a transaction as a sale under applicable law. However, we expect that the Series A Bonds will be reflected as debt on PNM’s consolidated financial statements. In addition, we anticipate that the Series A Bonds will be treated as debt of PNM for U.S. federal income tax purposes. Please read “Material U.S. Federal Income Tax Considerations”. In the event of a bankruptcy of a party to a sale agreement, if a party in interest in the bankruptcy were to take the position that the transfer of the energy transition property to us pursuant to that sale agreement was a financing transaction and not a true sale under applicable creditors’ rights principles, there can be no assurance that a court would not adopt this position. Even if a court did not ultimately recharacterize the transaction as a financing transaction, the mere commencement of a bankruptcy of PNM and the attendant possible uncertainty surrounding the treatment of the transaction could result in delays in payments on, and adversely affect the value of, the Series A Bonds.
In that regard, we note that the bankruptcy court in In re LTV Steel Company, Inc., et al., 274 B.R. 278 (Bankr. N. D. Oh. 2001) issued an interim order that observed that a debtor, LTV Steel Company, which had previously entered into securitization arrangements with respect both to its inventory and its accounts receivable may have “at least some equitable interest in the inventory and receivables, and that this interest is property of the Debtor’s estate . . . sufficient to support the entry of” an interim order permitting the debtor to use proceeds of the property sold in the securitization. 274 B.R. at 285. The court based its decision in large part on its view of the equities of the case.
LTV and the securitization investors subsequently settled their dispute over the terms of the interim order, and the bankruptcy court entered a final order in which the parties admitted and the court found that the prepetition transactions constituted true sales. The court did not otherwise overrule its earlier ruling. The LTV Steel memorandum opinion serves as an example of the pervasive equity powers of bankruptcy courts and the importance that such courts may ascribe to the goal of reorganization, particularly where the assets sold are integral to the ongoing operation of the debtor’s business.
Even if creditors did not challenge the sale of the energy transition property as a true sale, a bankruptcy filing by PNM could trigger a bankruptcy filing by the issuing entity with similar negative consequences for bondholders. In a more recent bankruptcy case, In re General Growth Properties, Inc., 406 B.R. 171 (Bankr. S.D.N.Y 2009), General Growth Properties, Inc. filed for bankruptcy together with many of its direct and indirect subsidiaries, including many subsidiaries that were organized as special purpose vehicles. The bankruptcy court upheld the validity of the filings of these special purpose subsidiaries and allowed the subsidiaries, over the objections of their creditors, to use the lenders’ cash collateral to make loans to the parent for general corporate purposes. The creditors received adequate protection in the form of current interest payments and replacement liens to mitigate any diminution in value resulting from the use of the cash collateral, but the opinion serves as a reminder that bankruptcy courts may subordinate legal rights of creditors to the interests of helping debtors reorganize.
The issuing entity and PNM have attempted to mitigate the impact of a possible recharacterization of a sale of energy transition property as a financing transaction under applicable creditors’ rights principles. The sale agreement will provide that if the transfer of the applicable energy transition property is thereafter recharacterized by a court as a financing transaction and not a true sale, the transfer by PNM will be deemed to have granted to the issuing entity on behalf of the issuing entity and on behalf of the indenture trustee a first priority security interest in all of PNM’s right, title and interest in, to and under the energy transition property and all proceeds thereof. In addition, the sale agreement will authorize the filing of a notice of security interest in the energy transition property and the proceeds thereof as collateral in accordance with the Energy Transition Act. As a result of this filing, the issuing entity would, in the event of a recharacterization, be a secured creditor of PNM and entitled to recover against the collateral or its value. This does not, however, eliminate the risk of payment delays or reductions and other adverse effects caused by a PNM bankruptcy. Further, if, for any reason, an energy transition property notice is not filed under the Energy Transition Act or the issuing entity fails to otherwise perfect its interest in the energy transition property, and the transfer is thereafter deemed not to constitute a true sale, the issuing entity would be an unsecured creditor of PNM.
The Energy Transition Act provides that except as otherwise provided in the Energy Transition Act, the creation, perfection and enforcement of a security interest in energy transition property are governed by the Energy Transition Act and not by the New Mexico Uniform Commercial Code. Under the Energy Transition Act, a security interest in energy transition property is created, valid and binding at the latest of when: (1) a financing order is issued; (2) a security agreement is executed and delivered; and (3) value is received for the energy transition bonds. Upon perfection through the filing of a financing statement with the Secretary of State of New Mexico, the security interest in the energy transition property is a continuously perfected security interest and has priority over any other lien that subsequently attaches to the energy transition property unless the holder of the security interest has agreed in writing otherwise. None of this, however, mitigates the risk of payment delays and other adverse effects caused by a PNM bankruptcy.
Consolidation of the Issuing Entity and PNM
If PNM were to become a debtor in a bankruptcy case, a party in interest might attempt to substantively consolidate the assets and liabilities of the issuing entity with those of PNM. The issuing entity and PNM have taken steps to attempt to minimize this risk. Please read “PNM Energy Transition Bond Company I, LLC, the Issuing Entity” in this prospectus. However, no assurance can be given that if PNM were to become a debtor in a bankruptcy case, a court would not order that the assets and liabilities of the issuing entity be substantively consolidated with those of PNM. Substantive consolidation would result in payment of the claims of the beneficial owners of the Series A Bonds to be subject to substantial delay and to adjustment in timing and amount under a plan of reorganization in the bankruptcy case.
Status of Energy Transition Property as Present Property
PNM will represent in the sale agreement, and the Energy Transition Act provides, that the energy transition property sold pursuant to such sale agreement constitutes a present property right on the date that it is first transferred to the issuing entity in connection with the issuance of the Series A Bonds. Nevertheless, no assurance can be given that, in the event of a bankruptcy of PNM a court would not rule that the applicable energy transition property comes into existence only as customers use electricity.
If a court were to accept the argument that the applicable energy transition property comes into existence only as customers use electricity, no assurance can be given that a security interest in favor of the bondholders would attach to the energy transition charges in respect of electricity consumed after the commencement of the bankruptcy case or that the energy transition property has been sold to the issuing entity. If it were determined that the energy transition property had not been sold to the issuing entity, and the security interest in favor of the bondholders did not attach to the applicable energy transition charges in respect of electricity consumed after the commencement of the bankruptcy case, then the issuing entity would have an unsecured claim against PNM. If so, there would be delays and/or reductions in payments on the Series A Bonds. Whether or not a court determined that energy transition property had been sold to the issuing entity pursuant to a sale agreement, no assurances can be given that a court would not rule that any energy transition charges relating to electricity consumed after the commencement of the bankruptcy could not be transferred to the issuing entity or the indenture trustee.
In addition, in the event of a bankruptcy of PNM, a party in interest in the bankruptcy could assert that the issuing entity should pay, or that the issuing entity should be charged for, a portion of PNM’s costs associated with the distribution of the electricity, usage of which gave rise to the energy transition charge receipts used to make payments on the Series A Bonds.

Regardless of whether PNM is the debtor in a bankruptcy case, if a court were to accept the argument that the energy transition property sold pursuant to the sale agreement comes into existence only as customers use electricity, a tax or government lien or other nonconsensual lien on property of PNM arising before that energy transition property came into existence could have priority over the issuing entity’s interest in that energy transition property. Adjustments to the energy transition charges may be available to mitigate this exposure, although there may be delays in implementing these adjustments.
Estimation of Claims; Challenges to Indemnity Claims
If PNM were to become a debtor in a bankruptcy case, to the extent the issuing entity does not have secured claims as discussed above, claims, including indemnity claims, by the issuing entity or the indenture trustee against PNM, as seller, under the sale agreement and the other documents executed in connection therewith would be unsecured claims and would be subject to being discharged in the bankruptcy case. In addition, a party in interest in the bankruptcy may request that the bankruptcy court estimate any contingent claims that the issuing entity or the indenture trustee have against PNM. That party may then take the position that these claims should be estimated at zero or at a low amount because the contingency giving rise to these claims is unlikely to occur. If a court were to hold that the indemnity provisions were unenforceable, the issuing entity would be left with a claim for actual damages against PNM based on breach of contract principles. The actual amount of these damages would be subject to estimation and/or calculation by the court.
No assurances can be given as to the result of any of the above-described actions or claims. Furthermore, no assurance can be given as to what percentage of their claims, if any, unsecured creditors would receive in any bankruptcy proceeding involving PNM.
Enforcement of Rights by the Indenture Trustee
Upon an event of default under the indenture or the series supplement, the indenture trustee may enforce the security interest in the energy transition property sold pursuant to the sale agreement in accordance with the terms of the indenture and the series supplement. In this capacity, the indenture trustee is permitted to request that a court order the sequestration and payment to bondholders of all revenues arising with respect to the energy transition property. There can be no assurance, however, that a judge would issue this order after a seller bankruptcy in light of the automatic stay provisions of Section 362 of the Bankruptcy Code. In that event, the indenture trustee may under the indenture seek an order from the bankruptcy court lifting the automatic stay with respect to this action by the court and an order requiring an accounting and segregation of the revenues arising from the energy transition property sold pursuant to the sale agreement. There can be no assurance that the bankruptcy court would lift the stay and/or the court would issue the sequestration and payment order.
Bankruptcy of the Servicer
The servicer is entitled to commingle the energy transition charges that it receives with its own funds until each date on which the servicer is required to remit funds to the indenture trustee as specified in the servicing agreement. The Energy Transition Act provides that the priority of a lien and security interest created under the Energy Transition Act is not impaired by the commingling of funds arising from energy transition charges with other funds. In the event of a bankruptcy of the servicer, a party in interest in the bankruptcy might assert, and a court might rule, that the energy transition charges commingled by the servicer with its own funds and held by the servicer, prior to and as of the date of bankruptcy were property of the servicer as of that date, and are therefore property of the servicer’s bankruptcy estate, rather than property of the issuing entity. If the court so rules, then the court would likely rule that the indenture trustee has only a general unsecured claim against the servicer for the amount of commingled energy transition charges held as of that date and could not recover the commingled energy transition charges held as of the date of the bankruptcy.
However, if the court were to rule on the ownership of the commingled energy transition charges, the automatic stay arising upon the bankruptcy of the servicer could delay the indenture trustee from receiving the commingled energy transition charges held by the servicer as of the date of the bankruptcy until the court grants relief from the stay. A court ruling on any request for relief from the stay could be delayed pending the court’s resolution of whether the commingled energy transition charges are the issuing entity’s property or are property of the servicer, including resolution of any tracing of proceeds issues.
The servicing agreement will provide that the indenture trustee, as assignee of the issuing entity, together with the other persons specified therein, may appoint a successor servicer that satisfies the rating agency condition. The servicing agreement will also provide that the indenture trustee, together with the other persons specified therein, may petition the NMPRC or a court of competent jurisdiction to appoint a successor servicer that meets this criterion. However, the automatic stay in effect during a servicer bankruptcy might delay or prevent a successor servicer’s replacement of the servicer. Even if a successor servicer may be appointed and may replace the servicer, a successor servicer may be difficult to obtain and may not be capable of performing all of the duties that PNM as servicer was capable of performing. Furthermore, should the servicer enter into bankruptcy, it may be permitted to stop acting as servicer.

USE OF PROCEEDS
The net proceeds of this offering are estimated to be approximately $            , after deducting underwriting discounts and commissions and other upfront issuance costs. The issuing entity will use the proceeds from the sale of the Series A Bonds to purchase the energy transition property from PNM and pay upfront issuance costs (including reimbursement of any costs previously paid by PNM).
PNM will apply the proceeds of the sale of the energy transition property in accordance with the Financing Order, to (A) reimburse itself for required payments made to state-administered funds for Indian affairs, energy transition economic development and the assistance of displaced workers, (B) to pay decommissioning and reclamation costs related to the retirement of SJGS, (C) to pay severance and job training costs relating to the retirement of SJGS, (D) to make capital expenditures for the purpose of providing utility service to customers, and (E) repay indebtedness incurred for the purpose of making such payments. The repayment of indebtedness by PNM relating to the foregoing purposes will include (1) a term loan of $225 million scheduled to mature in February 2024, from lenders named therein and Royal Bank of Canada, as administrative agent (the “Term Loan”), and (2) all or a portion of the outstanding borrowings under (A) PNM’s $400 million revolving credit agreement that is scheduled to terminate in October 2025, from the lenders named therein and Wells Fargo Bank, National Association, as administrative agent (the “2025 Revolving Credit Facility”), and (B) PNM’s $40 million revolving credit agreement that is scheduled to terminate in May 2026 (the “2026 Revolving Credit Facility”). Borrowings under the Term Loan, the 2025 Revolving Credit Facility and the 2026 Revolving Credit Facility incur interest at a variable rate based on term SOFR, which is periodically reset. As of August 31, 2023, the interest rate on the Term Loan was 6.17%. As of August 31, 2023, borrowings of $138.2 million were outstanding under the 2025 Revolving Credit Facility at an interest rate of 6.66%, and borrowings of $20.0 million were outstanding under the 2026 Revolving Credit Facility at an interest rate of 6.67%.

PLAN OF DISTRIBUTION
Subject to the terms and conditions in the underwriting agreement among the issuing entity, PNM and the underwriters, for whom RBC Capital Markets, LLC and Citigroup Global Markets Inc. are acting as representatives, the issuing entity has agreed to sell to the underwriters, and the underwriters have severally agreed to purchase, the principal amount of the Series A Bonds listed opposite each underwriter’s name below:
Underwriter	Tranche
RBC Capital Markets, LLC	$
Citigroup Global Markets Inc.	$
$
$
Total	$
Under the terms of the underwriting agreement, the underwriters are obligated take and pay for all of the Series A Bonds offered through this prospectus, if any are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.
The Underwriters’ Sales Price for the Series A Bonds
The Series A Bonds sold by the underwriters to the public will be initially offered at the prices to the public set forth on the cover of this prospectus. The underwriters propose initially to offer the Series A Bonds to dealers at such prices, less a selling concession not to exceed the percentage listed below for such tranche. The underwriters may allow, and dealers may reallow, a discount not to exceed the percentage listed below for such tranche.
	Selling Concession	Reallowance Discount
Tranche	%	%
After the initial public offering, the public offering prices, selling concessions and reallowance discounts may change.
No Assurance as to Resale Price or Resale Liquidity for the Series A Bonds
The Series A Bonds are a new issue of securities with no established trading market. They will not be listed on any securities exchange. The underwriters have advised the issuing entity that they intend to make a market in the Series A Bonds, but they are not obligated to do so and may discontinue market making at any time without notice. The issuing entity cannot assure you that a liquid trading market will develop for the Series A Bonds.
Various Types of Underwriter Transactions That May Affect the Price of the Series A Bonds
The underwriters may engage in overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids with respect to the Series A Bonds in accordance with Regulation M under the Exchange Act. Overallotment transactions involve syndicate sales in excess of the offering size, which create a syndicate short position. Stabilizing transactions are bids to purchase the Series A Bonds, which are permitted, so long as the stabilizing bids do not exceed a specific maximum price. Syndicate covering transactions involve purchases of the Series A Bonds in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the Series A Bonds originally sold by the syndicate member are purchased in a syndicate covering transaction. These overallotment transactions, stabilizing transactions, syndicate covering transactions and penalty bids may cause the prices of the Series A Bonds to be higher than they would otherwise be. None of the issuing entity, PNM, the indenture trustee, the issuing entity’s managers or any of the underwriters represents that the underwriters will engage in any of these transactions or that these transactions, if commenced, will not be discontinued without notice at any time.

The underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and general financing and banking services to PNM and its affiliates for which they have in the past received, and in the future may receive, customary fees.
The issuing entity estimates that the total expenses of this offering will be $         .
The issuing entity and PNM have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.
The underwriters are offering the Series A Bonds, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters, including the validity of the Series A Bonds and other conditions contained in the underwriting agreement, such as receipt of ratings confirmations, officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject offers in whole or in part.
The issuing entity expects to deliver the Series A Bonds against payment for the Series A Bonds on or about the date specified in the last paragraph of the cover page of this prospectus, which will be the    business day following the date of pricing of the Series A Bonds. Since trades in the secondary market generally settle in two business days, purchasers who wish to trade Series A Bonds on the date of pricing or the            succeeding business day(s) will be required, by virtue of the fact that the Series A Bonds initially will settle in T+    , to specify alternative settlement arrangements to prevent a failed settlement.
Conflicts of Interest
As described in “Use of Proceeds,” PNM plans to use a portion of the net proceeds to repay borrowings outstanding under a term loan and borrowings under its revolving credit agreements. Certain of the underwriters in this offering or their affiliates are lenders under the term loan and the revolving credit agreements. As such, certain of the underwriters in this offering or their affiliates will receive 5% or more of the net proceeds of this offering, not including the underwriting discount. Any such underwriter would be considered to have a “conflict of interest” pursuant to FINRA Rule 5121. Consequently, this offering will be required to be made in compliance with FINRA Rule 5121. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the offering because the offering is of a class of securities that are investment grade rated. Under FINRA Rule 5121, no affected underwriter is permitted to confirm sales to any account over which it exercises discretionary authority without the prior written consent of the account holder. Please read “Use of Proceeds” in this prospectus.

AFFILIATIONS AND CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
The issuing entity is a wholly-owned subsidiary of PNM. PNM is a wholly-owned subsidiary of PNMR. PNM and its affiliates may maintain other banking relationships in the ordinary course with the indenture trustee, the underwriters and their respective affiliates.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
General
The following discussion describes the material United States federal income tax consequences to United States Holders (as defined below) and Non-United States Holders (as defined below) of the purchase, ownership, and disposition of the Series A Bonds acquired in this offering and, insofar as it relates to matters of United States federal income tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of PNM’s tax counsel, Troutman Pepper Hamilton Sanders LLP. Except where noted, this discussion only applies to Series A Bonds that are held as capital assets by holders who purchase the Series A Bonds upon their original issuance. This discussion does not address the tax considerations applicable to subsequent purchasers of Series A Bonds. This discussion does not describe all of the material tax considerations that may be relevant to holders in light of their particular circumstances or to holders subject to special rules, such as certain financial institutions, regulated investment companies, real estate investment trusts, banks, insurance companies, tax-exempt entities, certain former citizens or residents of the United States, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, partnerships and other pass-through entities (and persons holding the Series A Bonds through a partnership or other pass-through entity), holders whose functional currency is not the United States dollar, passive foreign investment companies, controlled foreign corporations, and corporations that accumulate earnings to avoid United States federal income tax, accrual method taxpayers subject to special tax accounting rules under Section 451(b) of the Code, or persons holding the Series A Bonds as part of a hedge, straddle, or other integrated transaction. In addition, this discussion does not address the effect of any state, local, foreign, or other tax laws or any United States Medicare contribution tax on net investment income, federal estate, gift, alternative minimum or foreign tax considerations. This discussion is based upon the Internal Revenue Code, administrative pronouncements, judicial decisions, and final, temporary, and proposed Treasury regulations, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect, so as to result in United States federal income tax consequences different from those discussed below.
As used in this prospectus, the term United States Holder means a beneficial owner of a Series A Bond that is for United States federal income tax purposes:
•
an individual citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

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an estate the income of which is subject to United States federal income taxation regardless of its source; or

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a trust (i) with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) that was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury regulations to be treated as a domestic trust.

The term Non-United States Holder means a beneficial owner of a Series A Bond that is neither a United States Holder nor a partnership (or other pass-through entity).
If a partnership holds Series A Bonds, the tax treatment of the partnership and its partners will generally depend on the status of the partner and the activities of the partnership and its partners. If a holder of Series A Bonds is a partnership or a partner in such a partnership, such holder should consult with its own tax advisors regarding the United States federal income tax considerations of the purchase, ownership and disposition of Series A Bonds.
THIS SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE SERIES A BONDS. PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM

(INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, AND NON-UNITED STATES INCOME AND OTHER TAX LAWS) OF PURCHASING, OWNING AND DISPOSING OF THE SERIES A BONDS.
Taxation of the Issuing Entity and Characterization of the Series A Bonds
The energy transition property will be treated as having been transferred to the issuing entity pursuant to, and the issuance of the Series A Bonds will be treated as, a “qualifying securitization” within the meaning of Revenue Procedure 2005-62. Accordingly, for United States federal income tax purposes (i) the issuing entity will not be treated as a taxable entity separate and apart from PNM, (ii) the Series A Bonds will be treated as debt of PNM and (iii) neither PNM nor the issuing entity will be treated as recognizing gross income upon the issuance of the Series A Bonds. By acquiring a Series A Bond, a beneficial owner agrees to treat the Series A Bonds as debt of PNM for United States federal income tax purposes.
Tax Consequences To United States Holders
Interest
PNM and the issuing entity expect that the Series A Bonds will not be issued with more than a de minimis amount of original issue discount, or OID, for United States federal income tax purposes. Thus, stated interest on the Series A Bonds generally will be taxable to a United States Holder as ordinary income at the time it is paid or accrued in accordance with such United States Holder’s method of accounting for United States federal income tax purposes. If, however, the issue price of the Series A Bonds is less than their stated principal amount and the difference is equal to or more than a de minimis amount (as set forth in the applicable Treasury regulations), United States Holders will be required to include the difference in income as OID as it accrues in accordance with the constant yield method (as set forth in the applicable Treasury regulations). The remainder of this discussion assumes that the Series A Bonds will not be treated as issued with more than a de minimis amount of OID.
Information Reporting and Backup Withholding
In general, information reporting requirements will apply to certain payments of principal and interest on the Series A Bonds and to the proceeds from the sale of the Series A Bonds unless the recipient is an exempt recipient. In addition, backup withholding at the current rate will apply to the payments if a United States Holder fails to provide its taxpayer identification number, a certificate of exempt status, or otherwise comply with the applicable requirements of the United States backup withholding rules.
Backup withholding is not an additional tax. Any amounts withheld from payments to a United States Holder under the backup withholding rules will be allowed as a credit against such United States Holder’s United States federal income tax liability and may entitle the United States Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service. United States Holders should consult their own tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.
Sale, Exchange, or Retirement of Series A Bonds
On a sale, exchange, or retirement of the Series A Bonds, a United States Holder generally will recognize taxable gain or loss equal to the difference between the amount received (other than any amount received attributable to accrued but unpaid interest on the Series A Bonds not previously included in income, which will be taxable as ordinary income) and the United States Holder’s adjusted tax basis in the Series A Bonds. A United States Holder’s adjusted tax basis in a Series A Bond is the United States Holder’s cost, subject to adjustments such as increases in basis for any OID previously included in income and reductions in basis for principal payments received previously. Gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if the Series A Bond was held for more than one year at the time of disposition. Long-term capital gains of non-corporate United States Holders may be eligible for reduced rates of taxation. The deductibility of capital losses by both corporate and non-corporate United States Holders is subject to limitations.

Tax Consequences to Non-United States Holders
Interest
Subject to the discussion below concerning backup withholding and FATCA, a Non-United States Holder generally will not be subject to United States federal withholding tax on interest received in respect of the Series A Bonds, provided that such Non-United States Holder (i) does not own, actually or constructively, 10% or more of the total combined voting power of PNM, (ii) is not a controlled foreign corporation for United States federal income tax purposes directly or indirectly related to PNM within the meaning of section 881(c)(3)(C) of the Internal Revenue Code, (iii) is not a bank whose receipt of interest on the Series A Bonds is described in section 881(C)(3)(A) of the Internal Revenue Code, and (iv) satisfies certain certification requirements under penalties of perjury (generally through the provision of a properly completed and executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable).
A Non-United States Holder that qualifies for the exemption from withholding described above (the Portfolio Interest Exemption), generally will not be subject to United States federal income tax on interest received in respect of the Series A Bonds unless such interest is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States). A Non-United States Holder that is subject to United States federal income tax on interest under the rules described in the preceding sentence will not be subject to United States federal withholding tax on any such interest that might otherwise be subject to United States federal withholding tax, if such Non-United States Holder satisfies certain certification requirements under penalties of perjury (generally through the provision of a properly completed and executed IRS Form W-8ECI (or successor form)).
The gross amount of payments of interest that do not qualify for the Portfolio Interest Exemption generally will be subject to United States federal withholding tax at a rate of 30% unless (i) the Non-United States Holder provides a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or successor form), as applicable, establishing an exemption from or reduction in withholding under an applicable tax treaty or (ii) the Non-United States Holder establishes that such interest is effectively connected with the conduct of a United States trade or business by such Non-United States Holder and the Non-United States Holder provides a properly completed and executed IRS Form W-8ECI (or successor form).
If interest or other income received with respect to Series A Bonds is effectively connected with a United States trade or business conducted by a Non-United States Holder (and, if an applicable tax treaty so requires, is attributable to the conduct of a trade or business through a permanent establishment or fixed base in the United States), the Non-United States Holder generally will be subject to United States federal income tax on such interest or other income in the same manner as if it were a United States Holder. In addition, if the Non-United States Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless reduced or eliminated by an applicable tax treaty. Even though such effectively connected income is subject to United States federal income tax, and may be subject to the branch profits tax, it is not subject to United States federal withholding tax if the Non-United States Holder satisfies the certification requirements described above.
Sale, Exchange, or Retirement of Series A Bonds
Subject to the backup withholding discussion below, a Non-United States Holder generally will not be subject to United States federal income or withholding tax on gain realized on the sale or exchange of the Series A Bonds, unless:
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the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met; or

•
the gain is effectively connected with the conduct by the Non-United States Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-United States Holder in the United States).

Except to the extent that an applicable income tax treaty otherwise provides, generally a Non-United States Holder will be taxed in the same manner as a United States Holder with respect to gain that is effectively connected with the Non-United States Holder’s conduct of a United States trade or business. A corporate Non-United States Holder may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on any effectively connected gain on the Series A Bonds. A Non-United States Holder who is both an individual present in the United States for 183 days or more in the taxable year and meets certain other conditions will be subject to United States federal income tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on the amount by which capital gains from United States sources (including gains from the sale or other disposition of the Series A Bonds) exceed capital losses allocable to United States sources. To claim the benefit of an applicable income tax treaty, a Non-United States Holder may be required to file an income tax return and disclose its position under the Treasury regulations concerning treaty-based return positions.
Information Reporting and Backup Withholding
Generally, the amount of interest paid to a Non-United States Holder and the amount of tax, if any, withheld with respect to those payments must be reported to the Internal Revenue Service and to the Non-United States Holder. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the Non-United States Holder resides under the provisions of an applicable tax treaty.
In general, a Non-United States Holder will not be subject to backup withholding with respect to payments of interest on the Series A Bonds that are made to the Non-United States Holder, provided that the Non-United States Holder has provided certification that such Non-United States Holder is a Non-United States Holder, and the payor does not have actual knowledge or reason to know that the Non-United States Holder is a United States person as defined under Section 7701(a)(30) of the Internal Revenue Code.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition (including a retirement or redemption) of the Series A Bonds within the United States or conducted through certain United States-related financial intermediaries, unless the Non-United States Holder certifies to the payor under penalties of perjury that it is a Non-United States Holder and the payor does not have actual knowledge or reason to know that the Non-United States Holder is a United States person as defined under the Internal Revenue Code, or the Non-United States Holder otherwise establishes an exemption.
Backup withholding is not an additional tax. Any amounts withheld from a payment to a Non-United States Holder under the backup withholding rules will be allowed as a credit against such Non-United States Holder’s United States federal income tax liability and may entitle such Non-United States Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service. Non-United States Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption from backup withholding, and the procedure for obtaining such an exemption, if available.
The Foreign Account Tax Compliance Act (FATCA)
Under FATCA, Treasury regulations thereunder, and additional guidance issued by the IRS, a United States federal withholding tax of 30% generally will apply to interest on a debt obligation paid to (i) a “foreign financial institution” (as specifically defined in the Internal Revenue Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such institution enters into an agreement with the United States government to collect and provide to the United States tax authorities, on an annual basis, substantial information with respect to the United States account holders of such institution (which could include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with United States Holders), or (ii) a “non-financial foreign entity” (as specifically defined in the Internal Revenue Code), whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity certifies to the withholding agent that it does not have any substantial United States owners or provides the name, address, and taxpayer identification number of each substantial United States owner of the entity, which generally includes any United States person who directly or indirectly owns more than 10% of the entity, and certain other requirements are met. FATCA generally will apply to all payments otherwise subject to FATCA withholding without regard to whether the beneficial owner of the payment is a United States person or would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or United States domestic law. Certain Non-United States Holders located in a jurisdiction with an intergovernmental agreement with the United States governing FATCA may be subject to different rules. PNM will not be obligated to pay any additional amounts to “gross up” payments to holders as a result of withholding or deduction for such taxes. If an interest payment is both subject to withholding under FATCA and subject to the withholding tax under “—Information Reporting and Backup Withholding” above, the withholding under FACTA may be credited against, and therefore reduce, such other withholding tax. Non-United States Holders should consult their own tax advisors regarding the possible implications of FATCA and whether FATCA may be relevant to such Non-United States Holder’s acquisition, ownership, and disposition of the Series A Bonds.

ERISA CONSIDERATIONS
General
ERISA and the Internal Revenue Code impose certain requirements on employee benefit plans or plans subject to ERISA and/or Section 4975 of the Internal Revenue Code and on persons or entities that are fiduciaries with respect to such plans. For purposes of this discussion, Plans refers to employee benefit plans (as defined in Section 3(3) of ERISA) subject to Title I of ERISA, plans (as defined in Section 4975(e)(1) of the Internal Revenue Code) subject to Section 4975 of the Internal Revenue Code (which includes plans that provide retirement income, including individual retirement accounts and annuities and Keogh plans) and entities, including collective investment funds and insurance company general or separate accounts, that may be deemed to hold the assets of the foregoing by virtue of such employee benefit plans or plans’ investment in such entities. A fiduciary of a Plan is any person or entity that in connection with the assets of the Plan:
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exercises discretionary authority or control over the management or disposition of plan assets, or

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provides investment advice for a fee.

Governmental plans, certain church plans and non-U.S. plans, and the fiduciaries of those plans, may not be subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction rules of ERISA or Section 4975 of the Internal Revenue Code. Accordingly, assets of these plans may be invested in the Series A Bonds without regard to the ERISA considerations described below, but any such governmental or church plan that is qualified and exempt from taxation under Sections 401(a) and 501(a) of the Internal Revenue Code is subject to the prohibited transaction rules in Section 503 of the Internal Revenue Code. In addition, such plans may be subject to the provisions of federal, state, local or other laws or regulations that are substantially similar to Title I of ERISA or Section 4975 of the Internal Revenue Code (collectively Similar Law). Accordingly, any fiduciary of such plans must determine whether purchasing the Series A Bonds is permitted under any such Similar Law.
ERISA imposes certain general fiduciary requirements on fiduciaries, including:
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investment prudence and diversification, and

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the investment of the assets of such Plan in accordance with the documents governing such Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code also prohibit a broad range of transactions involving the assets of a Plan and persons or entities that have certain specified relationships to the Plan, referred to as parties in interest (as defined under ERISA) or disqualified persons (as defined under the Internal Revenue Code), unless a statutory or administrative exemption is available. For purposes of this discussion, the term Parties in Interest include parties in interest under ERISA and disqualified persons under the Internal Revenue Code. The types of transactions between a Plan and a Party in Interest that are prohibited include:
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sales, exchanges or leases of property;

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loans or other extensions of credit; and

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the furnishing of goods or services.

Certain persons or entities that participate in a prohibited transaction may be subject to an excise tax under Section 4975 of the Internal Revenue Code or a penalty imposed under Section 502(i) of ERISA, unless a statutory, administrative or individual exemption is available. In addition, the persons or entities involved in the prohibited transaction may have to cancel the transaction and pay an amount to the Plan for any losses realized by the plan or profits realized by these persons or entities. In addition, individual retirement accounts involved in the prohibited transaction may be disqualified which would result in adverse tax consequences to the owner of the account.
Regulation of Assets Included in a Plan
A fiduciary’s investment of the assets of a Plan in the Series A Bonds may cause the issuing entity’s assets to be deemed assets of such Plan. DOL regulations at 29 C.F.R. Section 2510.3-101, as modified by

Section 3(42) of ERISA (collectively, the Plan Asset Regulations), provide that the assets of an entity will be deemed to be assets of a Plan that purchases an interest in the entity (such as the issuing entity) if the interest that is purchased by the Plan is an equity interest, equity participation held by Plans (referred to in the Plan Asset Regulations as Benefit Plan Investors is “significant” within the meaning of the Plan Asset Regulations and none of the other exceptions contained in the Plan Asset Regulations applies. An equity interest is defined in the Plan Asset Regulations as an interest in an entity other than an instrument that is treated as indebtedness under applicable local law and that has no substantial equity features. Although there is no authority directly on point, it is anticipated that the Series A Bonds will be treated as indebtedness for purposes of the Plan Asset Regulations.
If the Series A Bonds were deemed to be equity interests in the issuing entity and none of the exceptions contained in the Plan Asset Regulations were applicable, then the issuing entity’s assets would be considered to be assets of any Plans that purchase the Series A Bonds. The extent to which the Series A Bonds are held by Benefit Plan Investors will not be monitored. If the issuing entity’s assets were deemed to constitute “plan assets” pursuant to the Plan Asset Regulations, transactions the issuing entity might enter into, or may have entered into in the ordinary course of business, might constitute non-exempt prohibited transactions under ERISA and or Section 4975 of the Internal Revenue Code.
In addition, the acquisition or holding of the Series A Bonds by or on behalf of, or using assets of, a Plan could give rise to a prohibited transaction if the issuing entity or the indenture trustee, PNM, any other servicer, PNMR, any underwriter or certain of their affiliates has, or acquires, a relationship to an investing Plan. Each purchaser of the Series A Bonds that is or is acting on behalf of, or using assets of a Plan will be deemed to have represented and warranted that its purchase, holding and disposition of the Series A Bonds will not constitute or result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code.
Before purchasing any Series A Bonds by or on behalf of, or with assets of, a Plan, you should consider whether the purchase, holding or disposition of the Series A Bonds might result in a prohibited transaction under ERISA or the Internal Revenue Code and, if so, whether any prohibited transaction exemption might apply to the purchase, holding or disposition of the Series A Bonds.
Prohibited Transaction Exemptions
If you are a fiduciary of a Plan or any other person or entity proposing to purchase the Series A Bonds on behalf of, or using assets of, a Plan, before purchasing any Series A Bonds, you should consider the availability of one of the DOL’s prohibited transaction class exemptions, referred to as PTCEs, or one of the statutory exemptions provided by ERISA or Section 4975 of the Internal Revenue Code, which include:
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PTCE 75-1, relating to transactions effected by certain broker-dealers, reporting dealers and banks;

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PTCE 84-14, relating to transactions effected by a “qualified professional asset manager;”

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PTCE 90-1, relating to transactions involving insurance company separate accounts;

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PTCE 91-38, relating to transactions involving bank collective investment funds;

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PTCE 95-60, relating to transactions involving insurance company general accounts;

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PTCE 96-23, relating to transactions effected by an “in-house asset manager;” and

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the statutory service provider exemption provided under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Internal Revenue Code, relating to certain transactions between Plans and certain Parties in Interest that are not fiduciaries with respect to the transaction.

The issuing entity cannot provide any assurance that any of these class exemptions or statutory exemptions will apply with respect to any particular investment in the Series A Bonds by, on behalf of or using assets of, a Plan or, even if it were deemed to apply, that any exemption would apply to all transactions that may occur in connection with the investment. For example, even if one of these class exemptions or statutory exemptions were deemed to apply, Series A Bonds may not be purchased with assets of any Plan if the issuing entity or the indenture trustee, PNM, any other servicer, PNMR, any underwriter or any of their affiliates:
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has investment discretion over the assets of the Plan used to purchase the Series A Bonds;

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has authority or responsibility to give, or regularly gives, investment advice regarding the assets of the Plan used to purchase the Series A Bonds for a fee under an agreement or understanding that the advice will serve as a primary basis for investment decisions for the assets of the Plan, and will be based on the particular investment needs of the Plan; or

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is an employer maintaining or contributing to the Plan, unless one or more applicable prohibited transaction exemptions is/are available to provide relief for such purchase, holding and disposition of any Series A Bonds or the transactions are not otherwise prohibited.

Each purchaser and holder of a Series A Bond will be deemed to have represented and warranted by virtue of its acquisition and holding of a Series A Bond on each day from and including the date of its purchase of the Series A Bonds through and including the date of disposition of any such Series A Bond that either (i) it is not and is not acting on behalf of, or using assets of, (a) a Plan or any governmental, church or non-U.S. plan that is subject to any Similar Law or (ii) its purchase, holding and disposition of the Series A Bond, in the case of a Plan, will not constitute or result in a non-exempt prohibited transaction in violation of Section 406 of ERISA or Section 4975 the Internal Revenue Code or, in the case of a governmental, church or non-U.S. plan subject to Similar Law, will not result or constitute a violation of such Similar Law.
Consultation with Counsel
The sale of Series A Bonds to a Plan or any governmental, church or non-U.S. plan subject to Similar Law is in no respect a representation by the issuing entity, the indenture trustee, PNM, any other servicer, PNMR, any underwriter that this investment meets all relevant legal requirements for investments by such Plans or plans generally or any particular Plan or plan or that this investment is appropriate for such Plans or plans generally or any particular Plan or plan.
If you are a fiduciary which proposes to purchase the Series A Bonds on behalf of, or with assets of a Plan or governmental, church or non-U.S. plan subject to Similar Law, you should consider your general fiduciary obligations under ERISA, the Internal Revenue Code or Similar Law and you should consult with your legal counsel as to the potential applicability of ERISA, the Internal Revenue Code or Similar Law in connection with any investment in the Series A Bonds, including, in the case of a Plan, the applicability of the Plan Asset Regulation and other provisions of ERISA, the prohibited transaction provisions of ERISA and the Internal Revenue Code to any such investment and the availability of any prohibited transaction exemption.
This summary is based on current provisions of ERISA, the Internal Revenue Code, the regulations thereunder and other related guidance. All of these authorities and interpretations are subject to change, and any change may apply retroactively and affect the accuracy of the opinions, statements and conclusions set forth in this discussion.

LEGAL PROCEEDINGS
Other than as disclosed in this prospectus, there are no legal or governmental proceedings pending against the issuing entity, the sponsor, seller, indenture trustee or servicer, or of which any property of the foregoing is subject, that is material to the holders of the Series A Bonds.
On April 10, 2020, two intervenors in the proceedings related to the Financing Order filed a notice of appeal with the New Mexico Supreme Court of the NMPRC’s approval of the Financing Order. In their appeal, the intervenors asserted that the NMPRC improperly applied the Energy Transition Act and that the Energy Transition Act violates the New Mexico Constitution. On January 10, 2022, the New Mexico Supreme Court issued its decision rejecting the constitutional challenges to the Energy Transition Act and affirmed the Financing Order.
On February 28, 2022, two intervenors in the proceedings relating to the Financing Order filed a joint motion for order to show cause and enforce the Financing Order and supporting brief, which requested that the NMPRC order PNM to show cause why its rates should not be reduced at the time SJGS is abandoned, and to otherwise enforce the Financing Order. The NMPRC issued an order appointing hearing examiners to conduct a hearing, if necessary, and to issue a recommended decision to address the issues raised by the motion.
On June 17, 2022, the hearing examiners issued a recommended decision requesting the NMPRC issue an order that would require PNM to:
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Revise its rates to remove all of the costs of SJGS Unit 1 by issuing rate credits of $21.1 million on an annual basis, to customers by July 1, 2022;

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Revise its rates again, to remove all costs of SJGS Unit 1, Unit 4 and common facilities by increasing the rate credits to $98.3 million on an annual basis, by October 1, 2022;

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Transfer payments due and owing to the Indian Affairs Fund, Economic Development Assistance Fund, and the Displaced Workers Assistance Fund within 30 days of the abandonment of SJGS Unit 1; and

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Include (in its next rate case application) an explanation and defense of the prudence in the timing of the issuance of the bonds beyond the abandonment dates and what actions were taken to protect customers from interest rate increases occurring as well as the continued marketability of the bonds issued.

On June 29, 2022, the NMPRC issued its final order adopting and approving the recommended decision in its entirety with certain additions. The additions to the final order include requirements for PNM file a report, no later than October 15, 2022, that contains a record of all of its costs incurred in the show cause proceeding so that the prudence of those costs will be known and be subject to review in PNM’s future rate case and that the prudency review shall include a compliance filing to enable a review of the prudence of PNM’s decision to delay bond issuance beyond the dates of the SJGS abandonment.
On June 29, 2022, PNM filed an Emergency Motion and Supporting Brief for Stay with the NMPRC, which was denied. On June 30, 2022, PNM filed a Notice of Appeal and an Emergency Motion for Partial Interim Stay of the NMPRC’s Final Order with the New Mexico Supreme Court. Subsequently, on July 25, 2022, PNM filed another emergency motion seeking an immediate and ongoing stay from the New Mexico Supreme Court for the pendency of the appeal. In the interim, PNM began issuing rate credits effective July 31, 2022, and PNM made payments totaling $19.8 million to the Indian Affairs Fund, Economic Development Assistance Fund, and the Displaced Workers Assistance Fund. On September 2, 2022, the New Mexico Supreme Court issued an order granting PNM’s July 25, 2022 motion for partial stay and as a result PNM suspended issuing rate credits. On October 14, 2022, PNM made its required compliance filings under the NMPRC’s June 29, 2022, final order. On November 1, 2022, the New Mexico Supreme Court issued an order continuing the partial stay of the rate credits during the pendency of the appeal.
On December 5, 2022, PNM filed a general base rate case with the NMPRC. In March 2023, the New Mexico Attorney General and another intervenor jointly filed a motion in the general base rate case proceedings for a declaratory order, contending that PNM no longer had authority to cause the issuance of the Series a Bonds and that the Financing Order was effectively revoked because the Series A Bonds were not issued at the time of the abandonment of SJGS. In July 2023, the hearing examiners in the general base rate case denied the joint motion for declaratory order because it was not filed in accordance with the NMPRC’s procedure requirements for declaratory orders.
On August 18, 2023, PNM, along with the intervening parties in the pending appeal of the Show Cause Order, filed an unopposed joint motion for abeyance and remand to implement settlement and request for expedited order at the New Mexico Supreme Court. In the motion, the parties asked the New Mexico Supreme Court to hold the appeal in abeyance and remand the matter to the NMPRC to consider and take formal action on a unanimous proposed settlement on remand.
Under the terms of the unanimous proposed settlement, PNM will provide $115.0 million in rate credits (the “settlement rate credits”) to customers over a one-year period. In addition, PNM will be required to provide additional rate credits (the “interest rate credits”) to customers to protect customers from rising interest rates if the weighted-average rate on the securitization bonds exceeds 5.5%.
Under the proposed settlement, the NMPRC has been requested to issue an order that affirms the validity of the Financing Order and the authorizations and approvals granted to PNM therein, including the Financing Order’s determination of its irrevocability and PNM’s ongoing authority to cause the issuance of up to $360.1 million of energy transition bonds pursuant to the Financing Order. In addition, the NMPRC has been requested to affirm its non-impairment pledge pursuant to the Financing Order and the Energy Transition Act. Further, the NMPRC has been requested to affirm that PNM’s obligation to provide the settlement rate credits and the interest rate credits shall neither (i) impair the characterization of the sale, assignment and transfer of the energy transition property as an absolute transfer and true sale, or affect or impair the issuing entity’s ownership of the energy transition property or status as an entity separate from PNM, nor (ii) limit, alter, reduce or impair in any way the energy transition property or the imposition, collection or remittance of the energy transition charges authorized under the Financing Order, or any rights under the Financing Order.
The case is currently before the Court and subject to NMPRC approval.

RATINGS FOR THE SERIES A BONDS
The issuing entity expects that the Series A Bonds will receive credit ratings from at least two NRSROs. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning NRSRO. Each rating should be evaluated independently of any other rating. No person is obligated to maintain the rating on any Series A Bonds and, accordingly, the issuing entity can give no assurance that the ratings assigned to any tranche of the Series A Bonds upon initial issuance will not be lowered or withdrawn by a NRSRO at any time thereafter. If a rating of any tranche of Series A Bonds is lowered or withdrawn, the liquidity of this tranche of the Series A Bonds may be adversely affected. In general, ratings address credit risk and do not represent any assessment of any particular rate of principal payments on the Series A Bonds other than the payment in full of each tranche of the Series A Bonds by the final maturity date or tranche final maturity date, as well as the timely payment of interest.
Under Rule 17g-5 of the Exchange Act, NRSROs providing the sponsor with the requisite certification will have access to all information posted on a website by the sponsor for the purpose of determining the initial rating and monitoring the rating after the closing date in respect of the Series A Bonds. As a result, an NRSRO other than the NRSROs hired by a sponsor (a hired NRSRO) may issue unsolicited ratings on the Series A Bonds, which may be lower, and could be significantly lower, than the ratings assigned by a hired NRSROs. The unsolicited ratings may be issued prior to, or after, the closing date in respect of the Series A Bonds. Issuance of any unsolicited rating will not affect the issuance of the Series A Bonds. Issuance of an unsolicited rating lower than the ratings assigned by a hired NRSRO on the Series A Bonds might adversely affect the value of the Series A Bonds and, for regulated entities, could affect the status of the Series A Bonds as a legal investment or the capital treatment of the Series A Bonds. Investors in the Series A Bonds should consult with their legal counsel regarding the effect of the issuance of a rating by a non-hired NRSRO that is lower than the rating of a hired NRSRO.
A portion of the fees paid by the issuing entity to a NRSRO which is hired to assign a rating on the Series A Bonds is contingent upon the issuance of the Series A Bonds. In addition to the fees paid by the issuing entity to a NRSRO at closing, the issuing entity will pay a fee to a NRSRO for ongoing surveillance for so long as the Series A Bonds are outstanding. However, no NRSRO is under any obligation to continue to monitor or provide a rating on the Series A Bonds.

WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement the issuing entity and PNM have filed with the SEC relating to the Series A Bonds. This prospectus describes the material terms of some of the documents that have been filed or will be filed as exhibits to the registration statement. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits.
Information filed with the SEC can be inspected at the SEC’s Internet site located at http://www.sec.gov, or on the website of PNM’s parent, PNMR, currently located at www.pnmresources.com. The information contained on PNMR’s website is not a part of the registration statement or any report that PNM files with, or furnishes to, the SEC. PNM and the issuing entity are providing the address to this website solely for the information of investors and does not intend the address to be an active link. You may also obtain a copy of issuing entity’s filings with the SEC at no cost, by writing to or telephoning the issuing entity at the following address:
PNM Energy Transition Bond Company I, LLC
414 Silver Avenue SW
Albuquerque, New Mexico 87102
(505) 241-2700
The depositor’s Securities Act file number is 001-06986.
The issuing entity or PNM as depositor will also file with the SEC all periodic reports the issuing entity or the depositor are required to be filed under the Exchange Act and the rules, regulations or orders of the SEC thereunder; however, neither the issuing entity nor PNM as depositor intends to file any such reports relating to the Series A Bonds following completion of the reporting period required by Rule 15d-1 or Regulation 15D under the Exchange Act, unless required by law. Unless specifically stated in the report, the reports and any information included in the report will neither be examined nor reported on by an independent public accountant. For a more detailed description of the information to be included in these periodic reports, please read “Description of the Series A Bonds — Website Disclosure.”
INCORPORATION BY REFERENCE
The SEC allows the issuing entity and PNM to “incorporate by reference” into this prospectus information the issuing entity and PNM file with the SEC. This means disclosure of important information may be made by referring you to the documents containing the information. The information incorporated by reference is considered to be part of this prospectus, unless such information is updated or superseded by the information that the issuing entity or PNM files subsequently that is incorporated by reference into this prospectus.
To the extent that the issuing entity is required by law to file such reports and information with the SEC under the Exchange Act, the issuing entity will file annual and current reports and other information with the SEC. The issuing entity is incorporating by reference any future filings it or the sponsor, but solely in its capacity as the sponsor, makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering, excluding any information that is furnished to and not filed with the SEC. These reports will be filed under the issuing entity’s name.
The issuing entity is incorporating into this prospectus any future distribution report on Form 10-D, current report on Form 8-K or any amendment to any such report which the issuing entity or PNM, solely in its capacity as depositor, make with the SEC until the offering of the Series A Bonds is completed. These reports will be filed under the issuing entity’s name. In addition, these reports will be posted on the website of PNM’s parent, PNMR, at www.pnmresources.com. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any separately filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this prospectus.

Under the indenture, the issuing entity may voluntarily suspend or terminate the filing obligations as issuing entity (under the SEC rules) with the SEC, to the extent permitted by applicable law.
INVESTMENT COMPANY ACT OF 1940 AND VOLCKER RULE MATTERS
The issuing entity will be relying on an exclusion or exemption from the definition of “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act, contained in Section 3(c)(5) of the 1940 Act, although there may be additional exclusions or exemptions available to the issuing entity. As a result of such exclusion, the issuing entity will not be subject to regulation as an “investment company” under the 1940 Act.
In addition, the issuing entity is being structured so as not to constitute a “covered fund” for purposes of the Volcker Rule under the Dodd-Frank Act. As part of the Dodd-Frank Act, federal law prohibits a “banking entity” — which is broadly defined to include banks, bank holding companies and affiliates thereof — from engaging in proprietary trading or holding ownership interests in certain private funds. The definition of “covered fund” in the regulations adopted to implement the Volcker Rule includes (generally) any entity that would be an investment company under the 1940 Act but for the exemption provided under Sections 3(c)(1) or 3(c)(7) thereunder. Because the issuing entity will rely on Rule 3(c)(5) of the 1940 Act, it will not be considered a “covered fund” within the meaning of the Volcker Rule regulations.
RISK RETENTION
This offering of the Series A Bonds is a public utility securitization exempt from the risk retention requirements imposed by Section 15G of the Exchange Act due to the exemption provided in Rule 19(b)(8) of Regulation RR.
For information regarding the requirements of the European Union Securitization Regulation as to risk retention and other matters, please read “Risk Factors — Other Risks Associated with the Purchase of the Series A Bonds — Regulatory provisions affecting certain investors could adversely affect the price and liquidity of the Series A Bonds” in this prospectus.
LEGAL MATTERS
Certain legal matters relating to the Series A Bonds, including material U.S. federal income tax matters, will be passed on by Troutman Pepper Hamilton Sanders LLP, counsel to PNM and the issuing entity. Certain other legal matters relating to the Series A Bonds will be passed on by Miller Stratvert P.A., New Mexico counsel to PNM, and by Hunton Andrews Kurth LLP, counsel to the underwriters. Hunton Andrews Kurth LLP from time to time has and may perform legal services for PNMR, PNM and their affiliates.
OFFERING RESTRICTIONS IN CERTAIN JURISDICTIONS
NOTICE TO RESIDENTS OF THE EUROPEAN ECONOMIC AREA
THE SERIES A BONDS ARE NOT INTENDED TO BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, AND SHOULD NOT BE OFFERED, SOLD OR OTHERWISE MADE AVAILABLE TO, ANY RETAIL INVESTOR IN THE EUROPEAN ECONOMIC AREA (EEA) OR IN THE UNITED KINGDOM (UK). FOR THESE PURPOSES, THE EXPRESSION RETAIL INVESTOR MEANS A PERSON WHO IS ONE (OR MORE) OF THE FOLLOWING: (1) A RETAIL CLIENT AS DEFINED IN POINT (11) OF ARTICLE 4(1) OF DIRECTIVE 2014/65/EU (AS AMENDED, MIFID II); (2) A CUSTOMER WITHIN THE MEANING OF DIRECTIVE (EU) 2016/97 (AS AMENDED), WHERE THAT CUSTOMER WOULD NOT QUALIFY AS A PROFESSIONAL CLIENT AS DEFINED IN POINT (10) OF ARTICLE 4(1) OF MIFID II; OR (3) NOT A QUALIFIED INVESTOR (QUALIFIED INVESTOR) WITHIN THE MEANING OF REGULATION 2017/1129 (AS AMENDED, THE PROSPECTUS REGULATION). CONSEQUENTLY NO KEY INFORMATION DOCUMENT REQUIRED BY REGULATION (EU) NO 1286/2014 (AS AMENDED, THE PRIIPS REGULATION) FOR OFFERING OR SELLING THE SERIES A BONDS OR OTHERWISE MAKING THEM AVAILABLE TO RETAIL INVESTORS IN THE EEA HAS BEEN PREPARED; AND THEREFORE OFFERING OR SELLING THE SERIES A BONDS OR OTHERWISE MAKING

THEM AVAILABLE TO ANY RETAIL INVESTOR IN THE EEA OR THE UK MAY BE UNLAWFUL UNDER THE PRIIPS REGULATION.
THIS PROSPECTUS IS NOT A PROSPECTUS FOR PURPOSES OF THE PROSPECTUS DIRECTIVE. THIS PROSPECTUS HAS BEEN PREPARED ON THE BASIS THAT ANY OFFER OF SERIES A BONDS IN ANY MEMBER STATE OF THE EEA (EACH, A RELEVANT STATE) WILL BE MADE ONLY PURSUANT TO AN EXEMPTION UNDER THE PROSPECTUS REGULATION FROM THE REQUIREMENT TO PUBLISH A PROSPECTUS FOR OFFERS OF SERIES A BONDS. ACCORDINGLY ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT STATE OF SERIES A BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY ONLY DO SO IN CIRCUMSTANCES IN WHICH NO OBLIGATION ARISES FOR THE ISSUER OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS PURSUANT TO ARTICLE 3 OF THE PROSPECTUS REGULATION, IN RELATION TO SUCH OFFER. NEITHER THE ISSUER NOR ANY UNDERWRITER HAVE AUTHORISED, NOR DO THEY AUTHORISE, THE MAKING OF ANY OFFER OF SERIES A BONDS IN CIRCUMSTANCES IN WHICH AN OBLIGATION ARISES FOR THE ISSUER OR ANY OF THE UNDERWRITERS TO PUBLISH A PROSPECTUS FOR SUCH OFFER.
ACCORDINGLY, ANY PERSON MAKING OR INTENDING TO MAKE AN OFFER IN THAT RELEVANT MEMBER STATE OF SERIES A BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED IN THIS PROSPECTUS MAY DO SO ONLY WITH RESPECT TO QUALIFIED INVESTORS. NEITHER WE NOR ANY UNDERWRITER HAS AUTHORIZED, NOR DO WE OR THEY AUTHORIZE, THE MAKING OF ANY OFFER OF SERIES A BONDS OTHER THAN TO QUALIFIED INVESTORS.
ANY DISTRIBUTOR SUBJECT TO MIFID II THAT IS OFFERING, SELLING OR RECOMMENDING THE SERIES A BONDS IS RESPONSIBLE FOR UNDERTAKING ITS OWN TARGET MARKET ASSESSMENT IN RESPECT OF THE SERIES A BONDS AND DETERMINING ITS OWN DISTRIBUTION CHANNELS FOR THE PURPOSES OF THE MIFID II PRODUCT GOVERNANCE RULES UNDER COMMISSION DELEGATED DIRECTIVE (EU) 2017/593 (AS AMENDED, THE DELEGATED DIRECTIVE). NONE OF PNM, THE ISSUING ENTITY OR ANY UNDERWRITER MAKES ANY REPRESENTATIONS OR WARRANTIES AS TO A DISTRIBUTOR’S COMPLIANCE WITH THE DELEGATED DIRECTIVE.
EACH UNDERWRITER HAS REPRESENTED AND AGREED THAT IT HAS NOT OFFERED, SOLD OR OTHERWISE MADE AVAILABLE, AND WILL NOT OFFER, SELL OR OTHERWISE MAKE AVAILABLE, ANY SERIES A BONDS WHICH ARE THE SUBJECT OF THE OFFERING CONTEMPLATED BY THIS PROSPECTUS TO ANY RETAIL INVESTOR (AS DEFINED ABOVE) IN THE EEA OR THE UK. FOR THIS PURPOSE, THE EXPRESSION OFFER INCLUDES THE COMMUNICATION IN ANY FORM AND BY ANY MEANS OF SUFFICIENT INFORMATION ON THE TERMS OF THE OFFER AND THE SERIES A BONDS SO AS TO ENABLE AN INVESTOR TO DECIDE TO PURCHASE OR SUBSCRIBE FOR THE SERIES A BONDS.
NOTICE TO RESIDENTS OF UNITED KINGDOM
IN THE UNITED KINGDOM, THIS PROSPECTUS IS BEING COMMUNICATED ONLY TO, AND IS DIRECTED ONLY AT, (1) PERSONS WHICH HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS AND WHICH FALL WITHIN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED, THE ORDER); (2) PERSONS WHICH FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER; OR (3) PERSONS TO WHICH IT MAY OTHERWISE LAWFULLY BE COMMUNICATED OR DIRECTED (EACH SUCH PERSON, A RELEVANT PERSON). ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS PROSPECTUS RELATES, INCLUDING THE SERIES A BONDS, IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS PROSPECTUS MUST NOT BE ACTED ON OR RELIED ON BY ANY PERSON WHICH IS NOT A RELEVANT PERSON.
EACH OF THE UNDERWRITERS HAS REPRESENTED AND AGREED THAT (I) IT HAS ONLY COMMUNICATED OR CAUSED TO BE COMMUNICATED AND WILL ONLY

COMMUNICATE OR CAUSE TO BE COMMUNICATED AN INVITATION OR INDUCEMENT TO ENGAGE IN INVESTMENT ACTIVITY (WITHIN THE MEANING OF SECTION 21 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000, AS AMENDED (THE FSMA)) RECEIVED BY IT IN CONNECTION WITH THE ISSUE OR SALE OF THE SERIES A BONDS IN CIRCUMSTANCES IN WHICH SECTION 21(1) OF THE FSMA DOES NOT APPLY TO THE ISSUING ENTITY; AND (II) IT HAS COMPLIED AND WILL COMPLY WITH ALL APPLICABLE PROVISIONS OF THE FSMA WITH RESPECT TO ANYTHING DONE BY IT IN RELATION TO THE SERIES A BONDS IN, FROM OR OTHERWISE INVOLVING THE UNITED KINGDOM.
NOTICE TO RESIDENTS OF CANADA
THE SERIES A BONDS MAY BE SOLD IN CANADA ONLY TO PURCHASERS PURCHASING, OR DEEMED TO BE PURCHASING, AS PRINCIPAL THAT ARE ACCREDITED INVESTORS, AS DEFINED IN NATIONAL INSTRUMENT 45-106 PROSPECTUS EXEMPTIONS OR SUBSECTION 73.3(1) OF THE SECURITIES ACT (ONTARIO), AND ARE PERMITTED CLIENTS, AS DEFINED IN NATIONAL INSTRUMENT 31-103 REGISTRATION REQUIREMENTS, EXEMPTIONS AND ONGOING REGISTRANT OBLIGATIONS. ANY RESALE OF THE SERIES A BONDS MUST BE MADE IN ACCORDANCE WITH AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE PROSPECTUS REQUIREMENTS OF APPLICABLE SECURITIES LAWS.
SECURITIES LEGISLATION IN CERTAIN PROVINCES OR TERRITORIES OF CANADA MAY PROVIDE A PURCHASER WITH REMEDIES FOR RESCISSION OR DAMAGES IF THIS PROSPECTUS (INCLUDING ANY AMENDMENT THERETO) CONTAINS A MISREPRESENTATION, PROVIDED THAT THE REMEDIES FOR RESCISSION OR DAMAGES ARE EXERCISED BY THE PURCHASER WITHIN THE TIME LIMIT PRESCRIBED BY THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY. THE PURCHASER SHOULD REFER TO ANY APPLICABLE PROVISIONS OF THE SECURITIES LEGISLATION OF THE PURCHASER’S PROVINCE OR TERRITORY FOR PARTICULARS OF THESE RIGHTS OR CONSULT WITH A LEGAL ADVISOR.
PURSUANT TO SECTION 3A.3 OF NATIONAL INSTRUMENT 33-105 UNDERWRITING CONFLICTS (NI 33-105), THE UNDERWRITERS ARE NOT REQUIRED TO COMPLY WITH THE DISCLOSURE REQUIREMENTS OF NI 33-105 REGARDING UNDERWRITER CONFLICTS OF INTEREST IN CONNECTION WITH THIS OFFERING.

GLOSSARY
As used in this prospectus the terms below have the following meanings:
“Administration agreement” means the administration agreement to be entered into between PNM and the issuing entity, as the same may be amended and supplemented from time to time.
“Administrator” means PNM, as administrator under the administration agreement, or any successor administrator to the extent permitted under the administration agreement.
“Bankruptcy Code” means Title 11 of the United States Code, as amended from time to time.
“Basic documents” means the indenture, each series supplement, the certificate of formation of the issuing entity, the limited liability company agreement of the issuing entity, the administration agreement, the sale agreement and the related bill of sale, the servicing agreement, the letter of representations executed by the issuing entity in favor of DTC, the underwriting agreement and all other documents and certificates delivered in connection therewith.
“Bondholder” or “holder” means a registered holder of the Series A Bonds.
“Business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Albuquerque, New Mexico or New York, New York are, or DTC or the corporate trust office of the indenture trustee is, authorized or obligated by law, regulation or executive order to be closed.
“Capital subaccount” means the capital subaccount, a subaccount of the collection account created by the indenture and maintained by the indenture trustee under the indenture.
“Clearstream” means Clearstream Banking, Luxembourg, S.A.
“Collection account” means the segregated trust account or accounts relating to the Series A Bonds designated as the collection account and maintained by the indenture trustee under the indenture.
“Customer” means an electric service customer within the service area of PNM (a) receiving electricity delivery service from PNM or its successors or assignees under NMPRC-approved rate schedules or special contracts, and (b) who acquires electricity from an alternative or subsequent electricity supplier in the service area of PNM, to the extent such acquisition is permitted by law.
“Definitive bonds” means Series A Bonds issued in fully registered, certificated form.
“Depositor” means Public Service Company of New Mexico.
“DOL” means the U.S. Department of Labor.
“DTC” means The Depository Trust Company, New York, New York, or its nominee holder, Cede & Co.
“DTCC” means The Depository Trust & Clearing Corporation.
“Eligible institution” means:
(a)   the corporate trust department of the indenture trustee or an affiliate thereof, so long as the indenture trustee or such affiliate has either (i) a short-term deposit or issuer rating from S&P and Moody’s of at least “A-1” and “P-1”, respectively, or (ii) a long-term unsecured debt or issuer rating from S&P and Moody’s of at least “A” and “A2”, respectively; or
(b)   a depository institution organized under the laws of the United States of America or any State or the District of Columbia or any domestic branch of a foreign bank whose deposits are insured by the Federal Deposit Insurance Corporation) and (i) that has either (A) a long-term unsecured debt or issuer rating of “AA-” or higher by S&P and “A2” or higher by Moody’s, or (B) a short-term deposit or issuer rating of “A-1” or higher by S&P and “P-1” or higher by Moody’s, or any other long-term, short-term or certificate of deposit rating acceptable to S&P and Moody’s, and (ii) whose deposits are insured by the Federal Deposit Insurance Corporation.

If an eligible institution then being utilized for any purposes under the indenture or the series supplement no longer meets the definition of eligible institution, then we shall replace such eligible institution within 60 days of such eligible institution no longer meeting the definition of eligible institution.
“Eligible investments” means:
Funds in the collection account may be invested only in such investments as meet the criteria described below and which mature on or before the business day immediately preceding the next payment date:
(1)
direct obligations of, or obligations fully and unconditionally guaranteed as to timely payment by, the United States of America;

(2)
demand deposits, time deposits or certificates of deposit of any depository institution or trust company (including the indenture trustee or an affiliate thereof) incorporated under the laws of the United States of America or any state thereof, or any domestic branch of a foreign bank, and subject to supervision and examination by federal or state banking authorities, so long as the commercial paper or other short-term unsecured debt obligations of such depository institution are, at the time of deposit, rated not less than “A-1” and “P-1” or their equivalents by each of S&P and Moody’s, or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Series A Bonds; provided, however, that if any such depository institution, trust company or domestic branch of a foreign bank no longer meets the requirements set forth above, then the issuing entity shall replace such depository institution, trust company or domestic branch of a foreign bank within 60 days of such depository institution, trust company or domestic branch of a foreign bank no longer meeting such requirements;

(3)
commercial paper (including commercial paper of the indenture trustee, acting in its commercial capacity, and other commercial paper of PNM or any of its affiliates), having, at the time of investment or contractual commitment to invest, rating of at least “A-1” and “P-1” or their equivalents by each of S&P and Moody’s or such lower rating as will not result in the downgrading or withdrawal of the ratings of the Series A Bonds;

(4)
investments in money market funds which have a rating in the highest investment category granted thereby (including funds for which the indenture trustee or any of its affiliates is investment manager or advisor) from Moody’s and S&P;

(5)
repurchase obligations with respect to any security that is a direct obligation of, or fully guaranteed by, the United States of America or certain of its agencies or instrumentalities, entered into with eligible institutions;

(6)
repurchase obligations with respect to any security or whole loan entered into with an eligible institution or with a registered broker/dealer acting as principal and that has either a short-term credit rating from S&P and Moody’s of at least “A-1” and “P-1”, respectively, or a long-term credit from S&P and Moody’s of at least “A-1+” and “A2”, respectively; provided, however, that if any such eligible institution or registered broker/dealer no longer meets the requirements set forth above, then the issuing entity shall replace such eligible institution or registered broker/dealer within 60 days of such eligible institution or eligible broker/dealer no longer meeting such requirements; and

(7)
any other investment permitted by each rating agency.

Notwithstanding the foregoing: (1) no securities or investments which mature in 30 days or more will be eligible investments unless the issuer thereof has either a short-term unsecured debt rating of at least “P-1” from Moody’s or a long-term unsecured debt rating of at least “A1” from Moody’s; (2) no securities or investments described in clauses (2) through (4) above which have maturities of more than 30 days but less than or equal to 3 months will be eligible investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (3) no securities or investments described in clauses (2) through (4) above which have maturities of more than 3 months will be eligible investments unless the issuer thereof has a long-term unsecured debt rating of at least “A1” from Moody’s and a short-term unsecured debt rating of at least “P-1” from Moody’s; (4) no securities or investments described in clauses (2) through (4) above which have a maturity of 60 days or less will be eligible investments unless such securities have a rating from S&P of at least “A-1”; and (5) no securities or investments described in clauses (2) through (4) above which have a maturity of more than 60 days will be eligible investments unless such securities have a rating from S&P of at least “AA-”, “A-1+” or “AAAm”.
“Energy Transition Act” means Sections 62-18-1 through 62-18-23 of the New Mexico Statutes Annotated, as the same may be amended from time to time.
“Energy transition bonds” means any energy transition bonds issued under a financing order pursuant to the Energy Transition Act.
“Energy transition charge” means any energy transition charge as defined in Section 62-18-2(G) of the Energy Transition Act that is authorized by a financing order issued under the Energy Transition Act.
“Energy transition property” means all energy transition property as defined in Section 62-18-2(I) of the Energy Transition Act created pursuant to a financing order issued under the Energy Transition Act, including the right to impose, charge, collect and receive energy transition charges in an amount necessary to the provide for full payment of the and recovery of all energy transition costs identified in the financing order, the right under the financing order to obtain true-up adjustments of the energy transition charges, and all revenues and other proceeds arising from those rights and interests.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Euroclear operator” or “Euroclear” means Euroclear Bank S.A./N.V.
“Euroclear participants” means participants of the Euroclear System.
“Excess funds subaccount” means the excess funds subaccount, a subaccount of the collection account created by the indenture trustee and maintained by the indenture trustee under the indenture.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Financing Order” means the financing order issued by the NMPRC to PNM on April 1, 2020, Docket No. 19-00018-UT, authorizing the creation of the energy transition property with respect to the Series A Bonds.
“General subaccount” means the general subaccount, a subaccount of the collection account created by the indenture trustee and maintained by the indenture trustee under the indenture.
“Indenture” means the indenture, to be entered into between the issuing entity, the indenture trustee and the securities intermediary, providing for the issuance of the Series A Bonds and any other series of energy transition bonds that may be issued pursuant to a financing order under the Energy Transition Act, as the same may be amended and supplemented from time to time.
“Indenture trustee” means U.S. Bank Trust Company, National Association and each successor as indenture trustee under the indenture.
“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.
“Issuing entity” means PNM Energy Transition Bond Company I, LLC, a Delaware limited liability company.
“kWh” means kilowatt hour.
“Limited liability company agreement” means the amended and restated limited liability company agreement of PNM Energy Transition Bond Company I, LLC.
“Moody’s” means Moody’s Investors Service, Inc. References to Moody’s are effective so long as Moody’s is a rating agency.
“NMPRC” means the New Mexico Public Regulation Commission.

“NMPRC regulations” means any regulations, including temporary regulations, promulgated by the NMPRC pursuant to New Mexico law.
“Non-bypassable” means that the payment of an energy transition charge may not be avoided by an electric service customer located within PNM’s utility service area and shall be paid by each customer that receives electric delivery service from PNM as long as the energy transition bonds secured by the charge are outstanding and the related financing costs have not been recovered in full.
“NRSRO” means a nationally recognized statistical rating organization.
“Payment date” means                 and                 of each year or, if any such date is not a business day, the next business day, commencing                 , 2024, and continuing until the earlier of repayment of the Series A Bonds in full and the final maturity date.
“Periodic revenue requirement” means, for each payment date, the scheduled principal of and interest on the Series A Bonds and other financing costs and other required amounts and charges to be accrued in connection with the Series A Bonds.
“PNM” means Public Service Company of New Mexico.
“PNMR” means PNM Resources, Inc.
“Rating agency” means any of Moody’s or S&P that provides a rating with respect to the Series A Bonds. If no such organization (or successor) is any longer in existence, “rating agency” shall be a nationally recognized statistical rating organization or other comparable person designated by the issuing entity, notice of which designation shall be given to the indenture trustee and the servicer.
“Rating agency condition” means, with respect to any action, not less than ten business days’ prior written notification to each rating agency of such action and written confirmation from each of S&P and Moody’s to the servicer, the issuing entity and the indenture trustee in writing that such action will not result in a suspension, reduction or withdrawal of the then current rating by such rating agency of the Series A Bonds; provided that if within such ten business day period, any rating agency (other than S&P) has neither replied to such notification nor responded in a manner that indicates that such rating agency is reviewing and considering the notification, then (a) the issuing entity shall be required to confirm that such rating agency has received the rating agency condition request and, if it has, promptly request the related rating agency condition confirmation and (b) if the rating agency neither replies to such notification nor responds in a manner that indicates it is reviewing and considering the notification within five business days following such second request, the applicable rating agency condition requirement shall not be deemed to apply to such rating agency. For the purposes of this definition, any confirmation, request, acknowledgment or approval that is required to be in writing may be in the form of electronic mail or a press release (which may contain a general waiver of a rating agency’s right to review or consent).
“Record date” means one business day prior to the applicable payment date.
“Regulation AB” means the SEC’s Asset Backed Securities regulations under 17 CFR Part 229, Subpart 229.1100 et seq.
“Regulation RR” means the risk retention regulations in 17 C.F.R. Part 246 of the Exchange Act.
“Required capital level” means the amount required to be funded in the capital subaccount for the Series A Bonds, which will equal 0.5% of the total capital of the issuing entity.
“S&P” means S&P Global Ratings, a division of S&P Global Inc., or any successor thereto. References to S&P are effective so long as S&P is a rating agency.
“Sale agreement” means the purchase and sale agreement to be entered into between PNM, as seller, and the issuing entity, with respect to the sale of the energy transition property to the issuing entity, as the same may be amended and supplemented from time to time.
“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.
“Securities intermediary” means U.S. Bank National Association and each successor as securities intermediary under the indenture.
“Seller” means PNM, as the seller of the energy transition property, and each successor to PNM (in the same capacity) pursuant to the sale agreement.
“Series A Bonds” means $      Senior Secured Energy Transition Bonds, Series A.
“Series supplement” means an indenture supplemental to the indenture that authorizes the issuance of energy transition bonds.
“Servicer” means PNM, as servicer under the servicing agreement.
“Servicer business day” means any day other than a Saturday, a Sunday or a day on which banking institutions in Albuquerque, New Mexico or New York, New York are authorized or obligated by law, regulation or executive order to be closed, on which the servicer maintains normal office hours and conducts business.
“Servicing agreement” means the energy transition property servicing agreement to be entered into between the issuing entity and PNM, pursuant to which PNM will act as servicer of the energy transition property, as the same may be amended and supplemented from time to time.
“Special payment date” means the date on which, with respect to any tranche of the Series A Bonds, any payment of principal of or interest (including any interest accruing upon default) on, or any other amount in respect of, the Series A Bonds of such tranche that is not actually paid within five days of the payment date applicable thereto is to be made by the indenture trustee to the bondholders.
“State Pledge” means the pledge of the State of New Mexico pursuant to the Energy Transition Act, whereby the State of New Mexico has pledged to and agreed with the bondholders, that the State of New Mexico shall not take or permit any action that impairs the value of the energy transition property, except for the true-up adjustments allowed by Section 62-18-6 of the Energy Transition Act, or reduces, alters, or impairs the energy transition charges that are imposed, collected and remitted for the benefit of bondholders, until the entire principal of, interest on and redemption premium on the Series A Bonds, and all financing costs have been paid in full and performed in full.
“Treasury regulations” means proposed or issued regulations promulgated from time to time under the Internal Revenue Code.
“True-up adjustment” means any semi-annual true-up adjustment, interim true-up adjustment or non-standard true-up adjustment, as the case may be.
“True-up adjustment mechanism” means the formula-based calculation used to make adjustments to the energy transition charges that are necessary to correct for any overcollection or undercollection of the energy transition charges, to provide for the timely and complete payment of scheduled principal and interest on the Series A Bonds and the payment and recovery of other financing costs, as required by Section 62-18-6 of the Energy Transition Act and the Financing Order.
“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended, as in force on the issuance date, unless otherwise specifically provided.
“UCC” means the Uniform Commercial Code, as in effect in the relevant jurisdiction.
“Underwriting agreement” means the underwriting agreement to be entered into among PNM, the representatives of the underwriters named therein and the issuing entity, with respect to the sale of the Series A Bonds.

$             Senior Secured Energy Transition Bonds, Series A
Public Service Company of New Mexico
Depositor, Sponsor and Initial Servicer
PNM Energy Transition Bond Company I, LLC
Issuing Entity

PROSPECTUS

Book-Running Managers
RBC Capital MarketsCitigroup
Co-Managers

Through and including,            2024 (the 90th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and when offering an unsold allotment or subscription.

PART II
Information Not Required in Prospectus
Item 12.   Other Expenses of Issuance and Distribution
The following table sets forth the various expenses expected to be incurred by the registrants in connection with the issuance and distribution of the securities being registered by this prospectus, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee.
Securities and Exchange Commission registration fee		$38,019
Printing and engraving expenses		*
Indenture trustee fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Rating Agencies’ fees and expenses		*
Structuring agent fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be filed by amendment.

Item 13.   Indemnification of Directors and Officers
Section 18-108 of the Delaware Limited Liability Company Act provides that subject to such standards and restrictions, if any, as are set forth in its limited liability company agreement, a limited liability company may and has the power to indemnify and hold harmless any member or other person from and against any and all claims and demands whatsoever. Section 10.1 of the limited liability company agreement of the issuing entity (the “LLC Agreement”) provides that the issuing entity shall, to the fullest extent permitted by law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the issuing entity) by reason of the fact that he or she is or was a director, manager, officer, employee or agent of the issuing entity, or is or was serving at the request of the issuing entity as a manager, director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, against any and all losses, liabilities, expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with such action, suit, proceeding or in enforcing such person’s right to indemnification hereunder, in each case, actually and reasonably incurred by such Person, if such Person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the issuing entity, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such conduct was unlawful; provided that such Person shall not be entitled to indemnification if such judgment, penalty, fine or other expense was directly caused by such Person’s fraud, gross negligence or willful misconduct. Section 10.05 of the LLC Agreement of the issuing entity provides that expenses incurred in defending or investigating a threatened or pending action, suit or proceeding may be paid by the issuing entity in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the manager, director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the issuing entity as authorized in the LLC Agreement.
Public Service Company of New Mexico (the “Corporation” or “PNM”) is incorporated under the Business Corporation Act of the State of New Mexico.

Section 7 of Article II of PNM’s Bylaws contains the following provisions with respect to indemnification of directors and officers:
Each person serving as a director or an officer of the Corporation, or, at the request of the Corporation, as a director or an officer of any other company in which the Corporation has a financial interest and regardless of whether or not the person is then in office, and the heirs, executors, administrators and personal representatives of the person, shall be indemnified by the Corporation to the full extent of the authority of the Corporation to so indemnify as authorized by New Mexico law.
Section 53-11-4.1 of the Business Corporation Act of the State of New Mexico provides that a corporation shall have power to indemnify any person made (or threatened to be made) a party to any proceeding (whether threatened, pending or completed) by reason of the fact that the person is or was a director (or, while a director, is or was serving in any of certain other capacities) if: (1) the person acted in good faith; (2) the person reasonably believed: (a) in the case of conduct in the person’s official capacity with the corporation, that the person’s conduct was in its best interests; and (b) in all other cases, that the person’s conduct was at least not opposed to its best interests; and (3) in the case of any criminal proceeding, the person had no reasonable cause to believe the person’s conduct was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses, actually incurred by the person in connection with the proceeding, but may be limited or unavailable with respect to certain proceedings. In some instances, indemnification of a director may be mandatory or, upon the application of a director, may be ordered by a court. Reasonable expenses incurred by a director may, under certain circumstances, be paid or reimbursed in advance of a final disposition of a proceeding. Unless limited by its articles of incorporation, a corporation may (or, as the case may be, shall) indemnify and advance expenses to an officer of the corporation to the same extent as to a director under Section 53-11-4.1. Also, unless limited by its articles of incorporation, a corporation has (1) the power to indemnify and to advance expenses to an employee or agent of the corporation to the same extent that it may indemnify and advance expenses to directors under the statute and (2) additional power to indemnify and to advance reasonable expenses to an officer, employee or agent who is not a director to such further extent, consistent with law, as may be provided by its articles of incorporation, bylaws, general or specific action of its Board of Directors, or contract.
Section 53-11-4.1 was amended in 1987 to provide that the indemnification authorized thereunder shall not be deemed exclusive of any rights to which those seeking indemnification may be entitled under the articles of incorporation, the by-laws, an agreement, a resolution of shareholders or directors or otherwise. PNM and/or its parent PNMR, have entered into agreements with each director and officer which provide for indemnification of directors and officers to the fullest extent permitted by law including advancement of litigation expenses where appropriate. The agreements provide for the appointment of a reviewing party by the applicable board of directors to make a determination whether claimed indemnification is permitted under applicable law.
Insurance is maintained on a regular basis (and not specifically in connection with this offering) against liabilities arising on the part of directors and officers out of their performance in such capacities or arising on the part of PNM out of its foregoing indemnification provisions, subject to certain exclusions and to the policy limits.

Item 14.   Exhibits
List of Exhibits
EXHIBIT NO.	DESCRIPTION OF EXHIBIT
1.1	Form of Underwriting Agreement*
3.1	Certificate of Formation of PNM Energy Transition Bond Company I, LLC
3.2	Form of Amended and Restated Limited Liability Company Agreement of PNM Energy Transition Bond Company I, LLC *
4.1	Form of Indenture between PNM Energy Transition Bond Company I, LLC, the indenture trustee and the securities intermediary (including forms of the energy transition bonds) *
5.1	Opinion of Troutman Pepper Hamilton Sanders LLP with respect to legality*
8.1	Opinion of Troutman Pepper Hamilton Sanders LLP with respect to federal tax matters*
10.1	Form of Servicing Agreement between PNM Energy Transition Bond Company I, LLC and Public Service Company of New Mexico, as Servicer*
10.2	Form of Purchase and Sale Agreement between PNM Energy Transition Bond Company I, LLC and Public Service Company of New Mexico, as Seller*
10.3	Form of Administration Agreement between PNM Energy Transition Bond Company I, LLC and Public Service Company of New Mexico, as Administrator*
21.1	List of Subsidiaries
23.1	Consent of Troutman Pepper Hamilton Sanders LLP (included as part of its opinions filed as Exhibit 5.1, 8.1 and 99.2)*
23.2	Consent of Miller Stratvert P.A. (included as part of its opinion filed as Exhibit 99.3)*
24.1	Power of Attorney (Public Service Company of New Mexico) (included on signature page to this Registration Statement)
24.2	Power of Attorney (PNM Energy Transition Bond Company I, LLC) (included on signature page to this Registration Statement)
25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of U.S. Bank Trust Company, National Association
99.1	Financing Order
99.2	Form of Opinion of Troutman Pepper Hamilton Sanders LLP with respect to U.S. constitutional matters*
99.3	Form of Opinion of Miller Stratvert P.A. with respect to New Mexico constitutional matters*
99.4	Consent of Manager Nominee
107.1	Filing Fee Table

*
To be filed by amendment.

Item 15.   Undertakings
The undersigned registrants hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the issuing entity’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, each registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrants hereby undertake that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 of a third party that is incorporated by reference in the registration statement in accordance with Item 1100(c)(1) of Regulation AB (17 CFR 229.1100(c)(1)) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, New Mexico, on the 8th day of September 2023.
PUBLIC SERVICE COMPANY OF NEW MEXICO
By:
/s/ Joseph D. Tarry

Name:
Joseph D. Tarry

Title:
President and Chief Executive Officer

Each of the persons whose signatures appear below constitute and appoint Elisabeth A. Eden and Henry E. Monroy, and each of them, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
/s/ Joseph D. Tarry Joseph D. Tarry	Principal Executive Officer and Director	September 8, 2023
/s/ Elisabeth A. Eden Elisabeth A. Eden	Principal Financial Officer and Director	September 8, 2023
/s/ Henry E. Monroy Henry E. Monroy	Principal Accounting Officer	September 8, 2023
/s/ Patricia K. Collawn Patricia K. Collawn	Chairman of the Board	September 8, 2023
/s/ Michael P. Mertz Michael P. Mertz	Director	September 8, 2023

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SF-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albuquerque, New Mexico, on the 8th day of September 2023.
PNM ENERGY TRANSITION BOND COMPANY I, LLC
By:
/s/ Elisabeth A. Eden

Name:
Elisabeth A. Eden

Title:
Manager, President and Treasurer

Each of the persons whose signatures appear below constitute and appoint Henry E. Monroy, Sabrina G. Greinel, and Leonard D. Sanchez, and each of them, his or her true and lawful attorneys-in-fact and agents with full and several power of substitution, for him or her and his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done.
Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.
/s/ Elisabeth A. Eden Elisabeth A. Eden	Manager, President and Treasurer (principal executive and financial officer)	September 8, 2023
/s/ Henry E. Monroy Henry E. Monroy	Manager and Secretary (principal accounting officer)	September 8, 2023